Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199164

PROSPECTUS
Dated October 20, 2014

4,957,906 Shares

Common Stock

This prospectus relates to the offer and sale of up to 4,957,906 shares of common stock, par value $0.00001, of xG Technology, Inc., a Delaware corporation, by the selling stockholder, Lincoln Park Capital Fund, LLC, or “Lincoln Park”.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive up to $15,000,000 under a Purchase Agreement, dated September 19, 2014, with Lincoln Park.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Lincoln Park may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

Currently, our common stock is traded on the NASDAQ Capital Market under the symbol “XGTI”. The closing price of our shares on NASDAQ on October 8, 2014 was $1.78 per share.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 20, 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, prospects, financial condition and results of operations may have changed since that date.

Information contained in, and that can be accessed through, our web site, www.xgtechnology.com, does not constitute part of this prospectus.

The xG logo is a trademark of xG Technology, Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in these industries. While our management believes the third-party sources referred to in this prospectus are reliable, neither we nor our management

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have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

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SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially “Risk Factors” and the financial statements and the related notes. Unless the context provides otherwise, all references herein to “xG”, “xG Technology”, the “Company”, “we”, “our” and “us” refer to xG Technology, Inc. For definitions of certain industry terms used throughout this prospectus, please see “Glossary”.

Our Company

We have developed a broad portfolio of innovative intellectual property to enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions for countless applications using commercial off the shelf devices. We recently released the commercially available version of our software and hardware products using our proprietary xMax® cognitive radio technology.

Our current cognitive radio technology is based on years of product development. In 2008 and 2009, we generated material revenues from sales of our prior BSN250 voice-only products. After the introduction of various smartphones in 2007 and later that could handle both voice and data, we decided to enhance our voice-only products to include data services. In 2011, we delivered our enhanced BSN250 base station and TX70 handset for both voice and SMS services to the U.S. Army. Given the proliferation of smartphones, the U.S. Army subsequently requested that our BSN250 base station should integrate with commercial off the shelf devices. In 2013, we introduced an improved product line that could handle both voice and data services. These new products, the Access Point (“CN1100”), formerly known as the xAP base station, the Mobile Hotspot (“CN5100”), formerly known as the xMod modem, and the Vehicle Modem (“CN3100”), formerly known as the xVM modem, are able to communicate with any wi-fi enabled commercial off the shelf device. In 2014, we began developing a new product, the CN3200 Dual Band Routing Modem (“CN3200”), formerly known as the xRM modem. On September 30, 2014, we received certification from the U.S. Federal Communications Commission in connection with the CN3200. The CN3200 is a module that complements the xMax mobile system and is designed to provide high speed fixed broadband access using frequencies at 2.4 GHz. It offers an end-user solution that seamlessly integrates xMax and wi-fi in a single device, and allows the delivery of both high data rates and reliable high-speed mobility in the same system. We believe that the CN3200 will provide higher performance with dedicated channels for voice (xMax) and data (wi-fi), will maximize user experience via interprotocol smart-routing, and provide greater reliability.

We believe that the wireless communications industry is facing a “spectrum crisis” because the demand for flexible, affordable voice and data access continues to increase rapidly while the amount of available spectrum remains relatively constant. We have developed frequency-agnostic cognitive radio solutions to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum, and thus ideally lowering the total cost of ownership for wireless broadband access. With fast-growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of their existing spectrum allocations. We are targeting sales in numerous industries worldwide, such as telecommunications services, public safety and defense, and in markets ranging from rural to urban areas as well as expeditionary deployments.

The initial implementation of our cognitive radio intellectual property is xMax. We believe the xMax system is the only commercially available cognitive radio network system that includes our interference mitigation and spatial processing technologies. xMax implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of higher QoS than other technologies that would not be able to cope with the interference. We believe that the xMax system will also, when operating on more than one radio channel, deliver dynamic spectrum access by using our patented self-organizing network techniques. Furthermore, the xMax system can be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

Our system is frequency agnostic, although currently designed to operate within the 902 – 928 MHz unlicensed band of spectrum. xMax serves as a mobile VoIP and broadband data system that utilizes an end-to-end IP system architecture. The xMax product and service suite includes access points, mobile switching centers, network management systems, deployment tools and proactive customer support. The xMax system will allow mobile operators to utilize free, unlicensed 902 – 928 MHz ISM band spectrum (which spectrum is available in all of the Americas except French Guiana) instead of purchasing scarce and expensive licensed spectrum. Our xMax system will also enable enterprises to set up a mobile communications network in an expeditious and cost-effective manner.

We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future.

We are executing on our sales and marketing strategy and have entered into direct sales agreements with end-customers and indirect sales agreements with channel network partners. These customer engagements are primarily in two of our target markets: public safety and rural telecommunications. Together, they comprise commitments to purchase xMax® cognitive radio networking equipment, engineering and support services and other hardware worth approximately $34.3 million.

Our Strengths

We believe the following strengths position us for sustainable growth:

•	Our proprietary xMax® cognitive radio technology. We have developed our xMax cognitive radio technology to create a turnkey network solution. This solution encompasses the key elements of our cognitive technology, including spectrum sensing, spectrum management, spectrum mobility, spectrum sharing and spatial processing. Our software and hardware products and our end-to-end IP architecture implement this solution to provide quality VoIP and data services for countless applications and commercial off the shelf devices.
•	Our technology addresses an expanding market need. Our market opportunity has accelerated and expanded due to the spectrum crisis and the stated goals of governmental organizations to increase spectrum access. Our cognitive technology allows mobile wireless networks to provide quality voice and data services using unlicensed spectrum, and our interference mitigation and spatial processing techniques enable these services even in crowded or shared spectrum bands. Rural telecommunication providers, public safety agencies, industrial and enterprise users, and those who use unlicensed spectrum can use our products and services to create wireless networks without the significant capital outlays and delays required to license spectrum.
•	Our solutions meet the specific needs of targeted markets. Our cognitive radio technology has been specifically developed to make our entire network infrastructure mobile, so that it can be rapidly deployed in response to public safety or security threats. We believe this feature differentiates our technology from that of our competitors and will address a major capability gap for public safety, defense, homeland security and news agencies. In addition, the expanded range of our network can provide improved voice and data services for underserved rural markets.
•	We have a broad patent portfolio and unencumbered use of our intellectual property. We maintain a broad patent portfolio consisting of patents and patent applications in the United States and many international jurisdictions, which include 51 issued U.S. patents and 65 issued international patents. We have solely funded the development of our intellectual property, which is, accordingly, unencumbered by any federal government unlimited use licenses.
•	We have an accomplished leadership team. Our management team and board of directors bring a wealth of experience in the telecommunications and military sectors as well as hardware and software development. Our engineering team has a strong track record developing ad-hoc networking domains at Motorola and Mesh Networks. In addition, most of our leadership team has strong ties to our target markets, including public safety organizations, rural telecommunications companies and the military.

Our Strategy

We are developing a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Leveraging elements of this intellectual property portfolio, we plan to introduce a range of spectrum agnostic, cognitive radio solutions for numerous industries and applications. We believe that sales of these products and services, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our current strategy is to commercialize our intellectual property portfolio by developing and selling network products using our proprietary software algorithms to offer cognitive interference mitigation and spectrum access solutions. Our future strategies are for our intellectual property to be embedded by partners in a semiconductor chip that could be sold to third-party equipment manufacturers and inserted in their devices, and to license our intellectual property to other customers in industry verticals world-wide.

Recent Developments

Purchase Agreements and Registration Rights Agreement with Lincoln Park Capital Fund, LLC

$15,000,000 Purchase Agreement

We entered into a Purchase Agreement, dated September 19, 2014 (the “$15M Purchase Agreement”), and a Registration Rights Agreement, dated September 19, 2014 (the “Registration Rights Agreement”), with Lincoln Park. In consideration for entering into the transaction under the $15M Purchase Agreement, we issued 175,000 shares of our common stock to Lincoln Park upon execution of the $15M Purchase Agreement. Lincoln Park also agreed to purchase up to $15,000,000 of shares of our common stock over the 24-month term of the $15M Purchase Agreement.

The $15M Purchase Agreement provides that, from time to time over the term of the $15M Purchase Agreement, on any business day, as often as every other business day, and at our sole discretion, we may require Lincoln Park to purchase up to 100,000 shares of our common stock (a “Regular Purchase”); provided, however, that (i) a Regular Purchase may be increased to up to 150,000 shares of our common stock if the closing sale price of our common stock is not below $2.00 on the purchase date, (ii) a Regular Purchase may be increased to up to 200,000 shares of our common stock if the closing sale price of our common stock is not below $2.50 on the purchase date and (iii) a Regular Purchase may be increased to up to 250,000 shares of our common stock if the closing sale price of our common stock is not below $3.00 on the purchase date; and provided, further, that the aggregate price of any Regular Purchase shall not exceed $1,000,000. We may not sell any shares of our common stock as a Regular Purchase on a date that the closing sale price of our common stock is below $1.50. The purchase price for Regular Purchases shall be equal to the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the average of the three lowest closing sale prices of our common stock during the ten business days prior to the purchase date, as reported on the NASDAQ Capital Market.

We also have the right, at our sole discretion, to require Lincoln Park to make an accelerated purchase on the business day following the purchase date of a Regular Purchase in an amount up to the lesser of (i) two times the number of shares of common stock purchased as a Regular Purchase and (ii) 30% of the trading volume of our common stock on such accelerated purchase date, provided that the closing price of our common stock equals or exceeds $1.50 on such accelerated purchase date, as reported on the NASDAQ Capital Market. The purchase price per share of common stock for any accelerated purchase will be equal to the lesser of (i) the closing sale price of our common stock on the accelerated purchase date and (ii) 95% of the volume weighted average price of our common stock on the accelerated purchase date.

The $15M Purchase Agreement contains customary representations, warranties and agreements of the parties, indemnification rights of Lincoln Park and other obligations of the parties.

Within ten business days from the execution of the $15M Purchase Agreement, we have agreed to file the registration statement on of which this prospectus forms a part covering the resale of the shares of common stock issued and issuable to Lincoln Park under the $15M Purchase Agreement in accordance with the terms of the Registration Rights Agreement.

We have the right to terminate the $15M Purchase Agreement at any time for any reason upon one business day’s written notice to Lincoln Park.

The shares of our common stock that have been or may be issued to Lincoln Park under the $15M Purchase Agreement have been or will be issued to Lincoln Park in a transaction that is exempt from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and in reliance on applicable exemptions under state securities laws.

Pursuant to the terms of the Registration Rights Agreement, we are filing with the U.S. Securities & Exchange Commission (the “SEC”) this registration statement that includes this prospectus to register for resale under the Securities Act the shares of common stock that have been or may be issued to Lincoln Park under the $15M Purchase Agreement. If this registration statement is declared effective by the SEC, the shares of common stock that have been issued or may be issued to Lincoln Park under the $15M Purchase Agreement will be available for resale and as such, may be sold, pledged, transferred or assigned. However, if the registration statement is not deemed effective by the SEC, such shares of common stock may not be sold, pledged, transferred or assigned except in a transaction which is exempt under the Securities Act and applicable state securities laws or pursuant to an effective registration statement under the Securities Act or applicable state securities laws or in a transaction otherwise in compliance with the Securities Act and applicable state securities laws.

$1,000,000 Purchase Agreement

We entered into a Purchase Agreement, dated September 22, 2014 (the “$1M Purchase Agreement”) with Lincoln Park pursuant to which we offered and sold 500,000 shares of our common stock to Lincoln Park at a price of $2.00 per share, for an aggregate purchase price of $1,000,000, under a prospectus supplement and the accompanying base prospectus forming a part of our effective shelf registration statement on Form S-3. The closing of the transaction contemplated by the $1M Purchase Agreement occurred on September 24, 2014.

Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

Risks That We Face

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary.

These risks include, but are not limited to:

•	we are an early-stage company with a history of losses and we may never achieve sustained profitability;
•	our business depends upon our ability to generate sustained sales of our products and technology;
•	we need to establish and maintain effective distribution channels;
•	our business depends on our ability to continually develop and commercialize wireless technologies and technologies designed to mitigate interference within the wireless spectrum;
•	we need to obtain or maintain patents or other appropriate protection for the intellectual property utilized in our technologies;
•	we will need to compete with companies with larger resources than we have;
•	we may require additional capital to develop new products; and
•	new regulations or standards or changes in existing regulations or standards related to our products may result in unanticipated costs or liabilities.

Company Information

The Company was organized as a limited liability company under the laws of the State of Delaware on August 26, 2002 under the name JTS Acquisitions, LLC. On March 21, 2003, we changed our name to xG Technology, LLC. Pursuant to a certificate of conversion and a certificate of incorporation filed with the State of Delaware on November 8, 2006, xG Technology, LLC converted to a Delaware corporation under the name xG Technology, Inc.

We are an “emerging growth company” as defined in the JOBS Act. We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Pursuant to Section 102 of the JOBS Act, we have provided reduced executive compensation disclosure and have omitted a compensation discussion and analysis from this prospectus. Pursuant to Section 107 of the JOBS Act, we have elected to utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

THE OFFERING

Common stock to be offered by the selling stockholder:
4,957,906 shares including:
• 4,782,906 shares we may sell to Lincoln Park under the $15M Purchase Agreement; and
• 175,000 shares we issued to Lincoln Park as a commitment fee.
Common stock outstanding prior this offering:
24,914,103
Common Stock outstanding after this offering(1):
29,697,009
Use of proceeds:
We will receive no proceeds from the sale of shares of common stock by the selling stockholder in this offering. However, we may receive up to $15,000,000 under the $15M Purchase Agreement with Lincoln Park.
Any proceeds that we receive from sales to Lincoln Park under the $15M Purchase Agreement will be used for research and development, product acquisition and general corporate purposes. See “Use of Proceeds”.
Risk Factors:
See the section entitled “Risk Factors” beginning on page 10 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
NASDAQ Symbol:
Common Stock — “XGTI”

(1)	Assumes the issuance and sale of the 4,782,906 shares that may be issued and sold to Lincoln Park pursuant to the $15M Purchase Agreement. Further, the number of shares of our common stock to be issued and outstanding after this offering is based on 24,914,103 shares of common stock issued and outstanding as of the date of this prospectus, which number excludes:
(2) •	285,714 shares of common stock issuable upon the exercise of the option granted to MB Technology Holdings, LLC (“MBTH”)on February 7, 2011 (as amended by agreement between us and MBTH as of January 16, 2013) at an exercise price of $13.30 per share (the “Modified Exercise Price”), which was subsequently lowered to $5.50 on September 30, 2013;
•	285,714 shares of common stock issuable upon the exercise of the option granted to MBTH on February 7, 2011 (as amended by agreement between us and MBTH as of January 16, 2013) at the Modified Exercise Price per share, which was subsequently lowered to $5.50 on September 30, 2013;
•	57,142 shares of common stock issuable upon the exercise of the conversion rights granted to Treco International, S.A. (“Treco”) on October 6, 2011 at a conversion price of $35.00;
•	Up to 42,857 shares of common stock issuable upon exercise of the rights to be granted to MBTH to subscribe to new shares at a subscription price of $0.35 per new share if the holders of warrants to subscribe for MBTH shares or exchange for existing shares in our common stock held by MBTH (the “MBTH Warrants”) are exercised by the holders thereof (the “Additional Warrants”). MBTH Warrants were granted by MBTH, on the basis of one warrant for every $350 invested in MBTH, to investors in MBTH of funds for MBTH to lend to us under the May 2011 Shareholder Loan. The actual number of Additional Warrants to be granted by us depends on the cost to MBTH resulting from the exercise of the MBTH Warrants;
•	1,363,636 shares of common stock issuable upon the exercise of the warrant issued to MBTH pursuant to the onetime agreement approved on September 30, 2013, exercisable at $6.87 per share.

•	1,093,778 warrants issued to MBTH and other investors pursuant to the conversion of the Bridge Loan, exercisable at $6.87 per share.
•	27,870 shares of common stock issuable upon exercise of the rights to be granted to investors as part of the Bridge Loan, which are exercisable at $0.35 per share;
•	142,857 shares of common stock issuable upon exercise of the options agreed to be granted to MBTH on January 16, 2013 at an exercise price of $8.75 per share in consideration for ongoing strategic and commercial advisory services provided by MBTH to us;
•	923,009 shares of common stock issuable upon exercise of stock options outstanding under the 2004, 2005, 2006, 2007, 2009, and 2013 Stock Incentive Plans;
•	8,571 warrants issued to Secure Strategy Group exercisable at $35.00 per share;
•	14,285 shares of common stock issuable upon the exercise of warrants granted to Mats Wennberg which are exercisable at $7.87 per share;
•	769,230 shares of common stock issuable upon the exercise of warrants sold to investors as part of our initial public offering, including those issued as part of the over-allotment, which are exercisable at $6.87 per share; and
•	40,134 shares of common stock issuable upon the exercise of warrants granted to underwriters as part of our initial public offering completed on July 24, 2013, which are exercisable at $6.87 per share; and
•	171,450 shares of common stock issuable upon the exercise of warrants granted to underwriters as part of our public offering completed on November 18, 2013, which are exercisable at $2.1875 per share.

SUMMARY FINANCIAL DATA

The following table presents a summary of certain historical financial information. Historical results are not necessarily indicative of future results and you should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2013 and 2012 were derived from our audited financial statements, which are included elsewhere in this prospectus. The summary financial data for the six months ended June 30, 2014 and 2013 were derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments that management considers necessary for the fair statement of the financial information set forth in those statements. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

xG TECHNOLOGY, INC.

BALANCE SHEETS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013
(IN THOUSANDS EXCEPT PER SHARE DATA)

	Unaudited June 30, 2014	December 31, 2013
ASSETS
Current assets
Cash	$4,960	$5,517
Inventory	4,202	2,916
Accounts Receivable, net of allowance of $20 and $16 ($478 and $470 from related party, net of allowance of $10)	996	788
Prepaid expenses and other current assets	65	49
Due from related party	—	1,350
Total current assets	10,223	10,620
Property and equipment, net	806	806
Intangible assets, net	16,968	18,196
Total assets	$27,997	$29,622
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$795	$1,841
Accrued expenses	1,005	772
Accrued bonuses	78	298
Accrued interest	42	42
Due to related party	1,131	1,526
Deferred revenue – related party	480	480
Obligation under capital lease	129	129
Total current liabilities	3,660	5,088
Long-term obligation under capital lease	56	118
Convertible notes payable to related party	2,000	2,000
Total liabilities	5,716	7,206

	Unaudited June 30, 2014	December 31, 2013
Commitments and contingencies
Stockholders’ equity
Series A Convertible Preferred Stock – $0.00001 par value per share:
10,000,000 shares authorized at June 30, 2014 and December 31, 2013; none issued or outstanding as of June 30, 2014 and December 31, 2013	—	—
Common stock – $0.00001 par value, 100,000,000 and 300,000,000 shares authorized at June 30, 2014 and December 31, 2013, respectively 24,137,177 and 18,682,310 shares issued at June 30, 2014 and December 31, 2013, respectively	—*	—*
Additional paid in capital	183,548	174,000
Accumulated deficit	(161,245)	(151,562)
Treasury stock, at cost – 2,284 shares at June 30, 2014 and December 31, 2013, respectively	(22)	(22)
Total stockholders’ equity	22,281	22,416
Total liabilities and stockholders’ equity	$27,997	$29,622

*	Less than $1

xG TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT NET LOSS PER SHARE DATA)

	Years Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
Revenue	$406	$—	$413	$—
Cost of revenue and operating expenses
Cost of components and personnel	102	—	105	—
General and administrative expenses	5,501	5,543	3,126	2,508
Development	5,468	4,806	4,510	2,999
Stock based compensation	796	554	361	336
Amortization and depreciation	2,370	2,063	1,906	870
Total cost of revenue and operating expenses	14,237	12,966	10,008	6,713
Loss from operations	(13,831)	(12,966)	(9,595)	(6,713)
Other income (expense)
Other expense	(10,068)	—	—	—
Inducement expense	(391)	—	—	—
Interest expense, net	(2,227)	(535)	(88)	(1,038)
Impairment	(933)	(286)	—	—
Total other income (expense)	(13,619)	(821)	(88)	(1,038)
Loss before income tax provision	(27,450)	(13,787)	(9,683)	(7,751)
Income tax provision	—	—	—	—
Net loss	$(27,450)	$(13,787)	$(9,683)	$(7,751)
Basic and diluted net loss per share	$(2.86)	$(2.29)	$(0.47)	$(1.15)
Weighted average number of shares outstanding basic and diluted	9,598	6,031	20,815	6,723

RISK FACTORS

Our business faces many risks and an investment in our common stock involves significant risks. Prospective investors are strongly encouraged to consider carefully the risks described below, as well as other information contained herein, before investing. Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. If any of the events or circumstances described in this section occurs, our business, financial condition or results of operations could suffer. Prospective investors in our common stock should consider the following risks before deciding whether to purchase shares.

Risks Relating to this Offering

Our insiders and affiliated parties beneficially own a significant portion of our common stock.

As of October 8, 2014, our executive officers, directors and affiliated parties beneficially own approximately 43.93% of our outstanding common stock. As a result, our executive officers, directors and affiliated parties will have significant influence to:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our articles of incorporation or bylaws; and
•	effect or prevent a merger, sale of assets or other corporate transaction.

In addition, sales of significant amounts of shares of common stock held by our directors and executive officers, or the prospect of such sales, could adversely affect the valuation of our Company.

Exercise of options or warrants or conversion of convertible securities may have a dilutive effect on your percentage ownership and may result in a dilution of your voting power and an increase in the number of shares of common stock eligible for future resale in the public market, which may negatively impact the trading price of our shares of common stock.

The exercise or conversion of some or all of our outstanding options, warrants, or convertible securities could result in significant dilution in the percentage ownership interest of investors in this offering and in the percentage ownership interest of our existing common stockholders and in a significant dilution of voting rights and earnings per share.

As of October 8, 2014, we have outstanding options to purchase an aggregate of up to 714,285 shares of our common stock, including (i) the options to purchase 571,428 shares of common stock at an exercise price of $5.50 per share granted to MBTH and (ii) the options to purchase 142,857 shares of common stock at an exercise price of $8.75 per share granted to MBTH; and outstanding warrants to purchase up to 3,588,953 shares of common stock, including (i) the warrants to subscribe up to 42,857 shares of our common stock at a subscription price of $0.35 per share granted to MBTH, (ii) the warrant to purchase 8,571 shares of our common stock issued to Secure Strategy Group exercisable at $35.00 per share, (iii) the warrant to purchase 14,285 shares of our common stock exercisable at $7.87 per share granted to Mats Wennberg, (iv) 769,230 shares of common stock issuable upon the exercise of warrants sold to investors as part of our initial public offering completed on July 24, 2013, including those issued as part of the over-allotment, which are exercisable at $6.87 per share, (v) the warrants to purchase 40,134 shares of common stock at an exercise price of $6.87 per share granted to the underwriters pursuant to our initial public offering, (vi) the warrants to purchase 1,363,636 shares of common stock at an exercise price of $6.87 per share issued pursuant to a onetime agreement approved on September 30, 2013, (vii) the warrants to purchase 1,093,778 shares of common stock at an exercise price of $6.87 per share granted pursuant to the conversion of the bridge loan and outstanding securities convertible into 57,142 shares of our common stock issuable to Treco at a conversion price of $35.00 per share, (viii) 27,870 shares of common stock issuable upon exercise of the rights granted to investors as part of the bridge loan, which are exercisable at $0.35 share, and (ix) the warrants to purchase 171,450 shares of common stock at an exercise price of $2.1875 per share granted to the underwriters pursuant to our public offering completed on November 18, 2013.

Additionally, the issuance of up to 923,009 shares of common stock upon exercise of stock options outstanding under our stock incentive plans will further dilute our stockholders’ voting interests. To the extent options and/or warrants and/or conversion rights are exercised, additional shares of common stock will be issued, and such issuance will dilute stockholders.

In addition to the dilutive effects described above, the exercise of those securities would lead to an increase in the number of shares of common stock eligible for resale in the public market. Sales of substantial numbers of such shares of common stock in the public market could adversely affect the market price of our shares of common stock. Substantial dilution and/or a substantial increase in the number of shares of common stock available for future resale may negatively impact the trading price of our shares of common stock.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of common stock. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from issuance of additional securities and we grant superior rights to new securities over common stockholders, it may negatively impact the trading price of our shares of common stock and you may lose all or part of your investment.

The market price of our shares of common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float and lack of profits, which could lead to wide fluctuations in our share price. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you.

The market for our shares of common stock is characterized by significant price volatility when compared to the shares of larger, more established companies that trade on a national securities exchange and have large public floats, and we expect that our share price will continue to be more volatile than the shares of such larger, more established companies for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares of common stock are, compared to the shares of such larger, more established companies, sporadically and thinly traded. The price for our shares of common stock could, for example, decline precipitously in the event that a large number of our shares of common stock are sold on the market without commensurate demand. Secondly, we are a speculative or “risky” investment due to our lack of profits to date. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares of common stock on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that trades on a national securities exchange and has a large public float. Many of these factors are beyond our control and may decrease the market price of our shares of common stock, regardless of our operating performance.

If and when a larger trading market for our common stock develops, the market price of our common stock is still likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares of common stock at or above the price at which you acquired them.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

•	variations in our revenues and operating expenses;
•	actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;
•	market conditions in our industry, the industries of our customers and the economy as a whole;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	developments in the financial markets and worldwide or regional economies;
•	announcements of innovations or new products or services by us or our competitors;
•	announcements by the government relating to regulations that govern our industry;
•	sales of our common stock or other securities by us or in the open market; and
•	changes in the market valuations of other comparable companies.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our shares of common stock might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our Company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	authorizing the board to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;
•	limiting the persons who may call special meetings of stockholders; and
•	requiring advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of the Delaware General Corporation Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See the section entitled “Description of Capital Stock” in the accompanying base prospectus.

If we are not able to comply with the applicable continued listing requirements or standards of the NASDAQ Capital Market, NASDAQ could delist our common stock.

Our common stock is currently listed on the NASDAQ Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

We have a number of related party transactions with companies that are owned or controlled by our independent director, Larry Townes. Currently, we are awaiting full payment in those transactions as we are working with the purchasers to assure that the equipment meets certain technical specifications associated with their networks. Upon receiving additional payment from the purchasers, Mr. Townes may no longer be considered “independent” per the NASDAQ Listing Rule 5605(a)(2)(D), in which case we may not be compliant with NASDAQ Listing Rule 5605(b)(1), which requires the Company’s Board of Directors to be comprised of a majority of independent directors. Should we no longer be deemed compliant, NASDAQ Listing Rule 5605 provides a 180-day cure period for the Company to regain compliance with the independent director requirement.

In the event that our common stock is delisted from the NASDAQ Capital Market and is not eligible for quotation on another market or exchange, trading of our common stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common stock, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

In the event that our common stock is delisted from NASDAQ, U.S. broker-dealers may be discouraged from effecting transactions in shares of our common stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our shares of common stock have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common stock, which could severely limit the market liquidity of such shares of common stock and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation on the value of our common stock.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including without limitation, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. To the extent we do not pay dividends, our shares of common stock may be less valuable because a return on investment will only occur if and to the extent our stock price appreciates, which may never occur. In addition, investors must rely on sales of their common stock after price appreciation as the only way to realize their investment, and if the price of our common stock does not appreciate, then there will be no return on investment. Investors seeking cash dividends should not purchase our common stock.

Non-U.S. investors may have difficulty effecting service of process against us or enforcing judgments against us in courts of non-U.S. jurisdictions.

We are incorporated under the laws of the state of Delaware. All of our directors and officers reside in the United States. It may not be possible for non-U.S. investors to effect service of process within their own jurisdictions upon our company and our directors and officers. In addition, it may not be possible for non-U.S. investors to collect from our company and our directors and officers judgments obtained in courts in such non-U.S. jurisdictions predicated on non-U.S. legislation.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, our share price and trading volume could decline.

The trading market for our shares of common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus supplement and the accompanying base prospectus and in filings required of a public company, our business and financial condition is more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

Risks Related to the Company and Our Business

We have a history of operating losses and we expect to continue to realize net losses for at least the next 12 months.

We have recorded a net loss in each reporting period since our inception. Our net loss for the six months ended June 30, 2014 was approximately $9,683,000. Our accumulated deficit at June 30, 2014 was approximately $161,245,000. The Company began its research and development activities in 2002, and has had significant net losses and will likely continue to incur net losses until we can successfully commercialize our products and technology. Our independent registered public accounting firm has expressed substantial doubt concerning our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, obtain other financing or fulfill our existing backlog. The Company expects to continue to have development costs as it develops the next generation of products. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in our common stock;
•	we may be unable to develop and commercialize our products; and
•	it may be difficult to forecast accurately our key operating and performance metrics because of our limited operating history.

We may require additional capital in the future to develop new products. If we do not obtain any such additional financing, if required, our business prospects, financial condition and results of operations will be adversely affected.

We may require additional capital in the future to develop new products. We may not be able to secure adequate additional financing when needed on acceptable terms, or at all. To execute our business strategy, we may issue additional equity securities in public or private offerings, potentially at a price lower than the public offering price in this offering or the market price of our common stock at the time of such issuance. If we cannot secure sufficient additional funding we may be forced to forego strategic opportunities or delay, scale back and eliminate future product development.

Defects or errors in our products and services or in products made by our suppliers could harm our brand and relations with our customers and expose us to liability. If we experience product recalls, we may incur significant expenses and experience decreased demand for our products.

Our products are inherently complex and may contain defects and errors that are only detectable when the products are in use. Because our products are used for both personal and business purposes, such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects or impurities in our components, materials or software, equipment failures or other difficulties could adversely affect our ability, and that of our customers, to ship products on a timely basis as well as customer or licensee demand for our products. Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves.

Our total backlog represents future product and service billings that we expect to generate pursuant to contracts that we have entered into with our customers. Our total backlog includes our order backlog, which represents future billings for open purchase orders and other firm commitments. We anticipate that our total backlog and order backlog will fluctuate from period to period throughout our fiscal year 2014 and beyond.

As an emerging company our backlog is significant when compared to our historical revenue and the revenue we anticipate in the foreseeable future. We cannot guarantee that our total backlog or order backlog will result in actual billings in the originally anticipated period or at all. In addition, the purchase agreements and contracts reflected in our total backlog and order backlog may not generate margins that we anticipate. Given that we have only recently begun to market our current product and service offerings, we only recently began to track total backlog and order backlog on a consistent basis as performance measures and as a result, we do not have significant experience in determining the level of realization that we will actually achieve on our total backlog and order backlog.

Our customer contracts are typically structured as purchase and service agreements. The deployments called for under our agreements could extend for a number of years but these agreements could expire before all such purchases or services are delivered. Total backlog is an estimate based upon contractual terms, existing purchase orders and other available information regarding the amount and timing of expected future purchase orders to be placed by our customers and distributors, including non-binding forecasts.

No assurance can be made that firm purchase orders will yield revenues in the amounts we estimate, within the time period we expect, or at all. Total backlog is subject to adjustments due to the nature of our customer deployments. Adjustments can result from a variety of factors, including changes in the nature or scope of customer deployments, the impact of contingency provisions related to future delivery or performance, customer cancellations, the inability of customers to secure necessary financing, market conditions, delayed regulatory approvals and customer defaults. If our total backlog or order backlog fails to materialize as expected, we could experience a material reduction in future billings, revenue, and operating results.

Our recognition of deferred revenue is subject to future performance obligations and may not be representative of revenues for future periods.

We currently have $480,000 of deferred revenue recorded as a liability on our balance sheet. This deferred revenue was recorded based on shipments of our hardware products to companies that are owned or controlled by our director, Larry Townes. Currently, we are awaiting payment for the equipment that has been delivered in those transactions as the purchasers have indicated that the equipment does not meet certain technical specifications associated with their networks and that they do not intend to deliver payment until such technical specifications are satisfied. We cannot assure you that we will receive payment for these shipments or that this deferred revenue will be collected.

In accordance with the Financial Accounting Standards Board (“FASB”), GAAP, and SEC Staff accounting guidance on revenue recognition, the Company considers revenue earned and realizable when: (a) persuasive evidence of the sales arrangement exists, (b) the arrangement fee is fixed or determinable, (c) service delivery or performance has occurred, (d) customer acceptance has been received, if contractually required, and (e) collectability of the arrangement fee is probable.

Due to potential future changes in customer preferences, or delays in customer development or implementation schedules or budgets, and the need for us to satisfactorily perform product support and other services, deferred revenue and backlog amounts at any particular date may not be representative of actual revenue for any current or future period.

Although certain technical problems experienced by users may not be caused by our products, our business and reputation may be harmed if users perceive our solutions as the cause of a slow or unreliable network connection, or a high profile network failure.

We expect that our products will be in many different locations and user environments and will be capable of providing mobile broadband connectivity and interference mitigation, among other applications. The ability of our products to operate effectively can be negatively impacted by many different elements unrelated to our products. Although certain technical problems experienced by users may not be caused by our products, users often may perceive the underlying cause to be a result of poor performance of our technology. This perception, even if incorrect, could harm our business and reputation. Similarly, a high profile network failure may be caused by improper operation of the network or failure of a network component that we did not supply, but other service providers may perceive that our products were implicated, which, even if incorrect, could harm our business, operating results and financial condition.

Our ability to sell our products will be highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed, our channel partners and end-customers will depend on our support organization to resolve any issues relating to our products. A high level of support will be important for the successful marketing and sale of our products. In many cases, our channel partners will likely provide support directly to our end-customers. We will not have complete control over the level or quality of support provided by our channel partners. These channel partners may also provide support for other third-party products, which may potentially distract resources from support for our products. If we and our channel partners do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues or provide effective ongoing support, our ability to sell our products to existing end-customers could be adversely affected and our reputation with potential end-customers could be harmed. In some cases, we guarantee a certain level of performance to our channel partners and end-customers, which could prove to be resource-intensive and expensive for us to fulfill if unforeseen technical problems were to arise.

We may fail to recruit and retain qualified personnel.

We expect to rapidly expand our operations and grow our sales, development and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our marketing and development activities, and this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

We rely on key executive officers, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our executive officers because of their expertise and experience in the telecommunications industry. We have agreements with our executive officers containing customary non-disclosure, non-compete, confidentiality and assignment of inventions provisions. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

We and our contract manufacturers purchase some components, subassemblies and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components.

We rely on third party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. Shortages in components that we use in our products are possible, and our ability to predict the availability of such components is limited. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of wireless networking equipment or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we and our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results and financial condition.

Our intellectual property protections may be insufficient to properly safeguard our technology.

Our success and ability to compete effectively are, in large part, dependent upon proprietary technology that we have developed internally. Given the rapid pace of innovation and technological change within the wireless and broadband industries, the technological and creative skill of our personnel, consultants and contractors and their ability to develop, enhance and market new products and upgrades to existing products are critical to our continued success. We rely primarily on patent laws to protect our proprietary rights. As of October 8, 2014, in the United States, we have 51 patents granted and 9 patent applications pending. Internationally, we have 64 patents granted, 71 patent applications pending, and 5 Patent Cooperation Treaty (PCT) applications. There can be no assurance that patents pending or future patent applications will be issued, or that if issued, we would have the resources to protect any such issued patent from infringement. Further, we cannot patent much of the technology that is important to our business. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our rights to this technology and, to the best extent possible, control the access to and distribution of our technology, software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use this technology without authorization. Policing unauthorized use of this technology is difficult. There can be no assurance that the steps we take or will take will prevent misappropriation of, or prevent an unauthorized third party from obtaining or using, the technology we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions. Litigation may be necessary in the future to enforce or protect our rights.

We may be subject to claims of intellectual property infringement or invalidity. Expenses incurred with respect to monitoring, protecting, and defending our intellectual property rights could adversely affect our business.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation expenses in protecting our intellectual property or defending our use of intellectual property, reducing our ability to fund product initiatives. These expenses could have an adverse effect on our future cash flows and results of operations. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business.

Enforcement of our intellectual property rights abroad, particularly in China, is limited and it is often difficult to protect and enforce such rights.

Patent protection outside the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, products or have our products manufactured.

In particular, the legal regime relating to intellectual property rights in China is limited and it is often difficult to protect and enforce such rights. The regulatory scheme for enforcing China’s intellectual property laws may not be as developed as regulatory schemes in other countries. Any advancement of an intellectual property enforcement claim through China’s regulatory scheme may require an extensive amount of time, allowing intellectual property infringers to continue largely unimpeded, to our commercial detriment in the Chinese and other export markets. In addition, rules of evidence may be unclear, inconsistent or difficult to comply with, making it difficult to prove infringement of our intellectual property rights. As a result, enforcement cases involving technology, such as copyright infringement of software code, or unauthorized manufacture or sale of products containing patented inventions, may be difficult or not possible to sustain.

These factors may make it increasingly complicated for us to enforce our intellectual property rights against parties misappropriating or copying our technology or products without our authorization, allowing competing enterprises to harm our business in the Chinese or other export markets by affecting the pricing for our products, reducing our own sales and diluting our brand or product quality reputation.

The intellectual property rights of others may prevent us from developing new products or entering new markets.

The telecommunications industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products and expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing new products or expanding into new markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

We rely on the availability of third-party licenses. If these licenses are available to us only on less favorable terms or not at all in the future, our business and operating results would be harmed.

We have incorporated third-party licensed technology into our products. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek additional licenses for existing or new products. There can be no assurance that the necessary licenses will be available on acceptable terms or at all. The inability to obtain certain licenses or other rights, or to obtain those licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until such time, if ever, as equivalent technology could be identified, licensed or developed and integrated into our products and might have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our products of intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others.

Any litigation relating to the intellectual property rights of others could trigger technical support and indemnification obligations in licenses or customer agreements that we may enter into. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with such customers and cause the sale of our products to decrease. No assurance can be given that claims for indemnification will not be made, or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

We expect to base our inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

As our customer base increases, we expect to place orders with our contract manufacturers based on our forecasts of our customers’ demand. Our forecasts will be based on multiple assumptions, each of which may cause our estimates to be inaccurate, affecting our ability to provide products to our customers. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to rush the manufacture and delivery of additional products. If we underestimate customers’ demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may purchase more inventory than we are able to sell at any given time or at all. In addition, we grant our distributors stock rotation rights, which require us to accept stock back from a distributor’s inventory, including obsolete inventory. As a result of our failure to properly estimate demand for our products, we could have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our costs of revenues and reduce our liquidity. Our failure to accurately manage inventory relative to demand would adversely affect our operating results.

If our technology does not work as well as planned or if we are unsuccessful in developing and selling new products or in penetrating new markets, our business and operating results would suffer.

Our success and ability to compete are dependent on technology which we have developed or may develop in the future. There is a risk that the technology that we have developed or may develop may not work as intended, or that the marketing of the technology may not be as successful as anticipated. Further, the markets in which we and our customers compete or plan to compete are characterized by constantly and rapidly changing technologies and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis to keep pace with market needs and satisfy the demands of customers. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of customer wins to our competitors. The development of new technologies and products generally require substantial investment and can require long development and testing periods before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products and it is possible that that we may not successfully be able to develop or acquire new products or product enhancements that compete effectively within our target markets or differentiate our products based on functionality, performance or cost and that our new technologies and products will not result in meaningful revenue. Any delays in developing and releasing new or enhanced products could cause us to lose revenue opportunities and customers. Any technical flaws in product releases could diminish the innovative impact of our products and have a negative effect on customer adoption and our reputation. If we fail to introduce new products that meet the demands of our customers or target markets or do not achieve market acceptance, or if we fail to penetrate new markets, our revenue will not increase over time and our operating results and competitive position would suffer.

Computer malware, viruses, hacking and phishing attacks could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, and may occur on our systems in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to attract and retain customers.

Our operating expenses will increase as we make further expenditures to enhance and expand our operations in order to support additional growth in our business.

Historically, we limited our investment in infrastructure; however, in the future we expect our infrastructure investments to increase substantially to support our anticipated growth. We intend to make additional investments in systems and personnel in order to expand our business and continue to expand our operations to support anticipated growth in our business. In addition, we may determine the need in the future to make changes to our sales model, which changes may result in higher selling, general and administrative expenses as a percentage of our revenues. As a result of these factors, we expect our operating expenses to increase.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations.

Our ability to grow successfully requires an effective planning and management process. The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

If we are unable to expand our sales and marketing capabilities or enter into more agreements with third parties to sell and market any products we may develop, we may be unable to generate product revenue.

We are currently building our internal sales organization for the sales, marketing and distribution of our products. Part of the proceeds of the Offering is intended to be used to expand our internal sales organization and develop further our channels to market. In order to commercialize xMax® or any of our other products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with other parties to perform these services. The expansion of our own sales force to market any products we may develop will increase our operating costs and be time consuming. We cannot be certain that we would be able to successfully develop this capacity. If we are unable to expand our sales and marketing capability or any other non-technical capabilities necessary to commercialize any product we may develop, we will need to contract with other parties to market and sell any products we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with other parties, we may not be able to generate product revenue and may not become profitable.

If our estimates relating to our critical accounting policies are based on assumptions or judgments that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of financial analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our financial statements include those related to revenue recognition, inventory, product warranties, allowance for doubtful accounts, stock-based compensation expense, capitalization of intangible assets, impairment of long-lived assets and income taxes.

Our exposure to the credit risks of our customers may make it difficult to collect accounts receivable and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Economic conditions may impact some of our customers’ ability to pay their accounts payable. While we will attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur.

Demand for our defense-related products depends on government spending.

The U.S. military market is largely dependent upon government budgets, particularly the defense budget. The funding of government programs is subject to Congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may be expected to continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. No assurance can be given that an increase in defense spending will be allocated to programs that would benefit our business. A decrease in levels of defense spending or the government’s termination of, or failure to fully fund, one or more of the contracts for which our products may be utilized could have a material adverse effect on our financial position and results of operations.

Our failure to obtain and maintain required certifications could impair our ability to bid on defense contracts.

In order for us to participate in certain government programs we could be required to obtain and maintain quality certification and certain standards for Department of Defense wireless security such as certification by the Joint Interoperability and Test Command, (or “JITC”) and to meet production standards in order to be eligible to bid on government contracts. If we fail to maintain these certifications or any additional certification which may be required, we will be ineligible to bid for contracts which may impair our financial operations and consequently, our ability to continue in business.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The traditional telecommunications industry is highly regulated, and our business and financial condition could be adversely affected by changes in regulations relating to the Internet telecommunications industry.

Currently, there are few laws or regulations that apply directly to access to or commerce on IP networks, but future regulations could include sales taxes and tariffs in previously unregulated areas and provider access charges. We could be adversely affected by regulation of IP networks and commerce in any country where we market equipment and services to service or content providers. Regulations governing the range of services and business models that can be offered by service providers or content providers could adversely affect those customers’ needs for products designed to enable a wide range of such services or business models. For instance, the U.S. Federal Communications Commission has issued regulations governing aspects of fixed broadband networks and wireless networks. These regulations might impact service provider and content provider business models and as such, providers’ needs for Internet telecommunications equipment and services. In addition, many jurisdictions are evaluating or implementing regulations relating to cyber security, privacy and data protection, which could affect the market and requirements for networking and security equipment.

In addition, environmental regulations relevant to electronic equipment manufacturing or operations may impact our business and financial condition adversely. For instance, the European Union has adopted regulations on Electronic waste, e-waste, e-scrap, or waste electrical and electronic equipment (“WEEE”), Restriction of the Use of certain Hazardous Substances (“ROHS”) and Registration, Evaluation, Authorisation and Restriction of Chemical substances (“REACH”). In addition, some governments have regulations prohibiting government entities from purchasing security products that do not meet specified indigenous certification criteria even though those criteria may be in conflict with accepted international standards. Similar regulations are in effect or under consideration in several jurisdictions where we do business.

The adoption and implementation of such regulations could decrease demand for our products, increase the cost of building and selling our products and impact our ability to ship products into affected areas and recognize revenue in a timely manner. Any of these impacts could have a material adverse effect on our business, financial condition, and results of operations.

To the extent that we subcontract work under our contracts, any failures by our subcontractors could impair our relations with the contracting agencies.

We may use subcontractors to perform work or provide materials for contracts that we may secure and we may become dependent upon the subcontractors to meet the quality and delivery requirements of the contracting agency. To the extent that the products or services provided by the subcontractors do not meet the required specifications or are delivered late, the contract may be terminated by the U.S. government for default. Such a default could result in our disqualification from bidding on contracts, which could adversely affect our financial operations.

As an emerging growth company as defined in the JOBS Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company as defined in the JOBS Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses may have been identified. For so long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following this offering, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. During the course of the evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

Risks Relating to Our Industry

Our industry is subject to rapid technological change, and we must make substantial investments in new products, services and technologies to compete successfully.

New technological innovations generally require a substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new products and technologies, and it is possible that our development efforts will not be successful and that our new technologies will not result in meaningful revenues. Our future success will depend on our ability to continue to develop and introduce new products, technologies and enhancements on a timely basis. Our future success will also depend on our ability to keep pace with technological developments, protect our intellectual property, satisfy customer requirements, meet customer expectations, price our products and services competitively and achieve market acceptance. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technologies, and products and technologies currently under development, obsolete and unmarketable. If we fail to anticipate or respond adequately to technological developments or customer requirements, or experience any significant delays in development, introduction or shipment of our products and technologies in commercial quantities, demand for our products and our customers’ and licensees’ products that use our technologies could decrease, and our competitive position could be damaged.

We may be subject to infringement claims in the future.

We may be unaware of filed patent applications and issued patents that could include claims covering our products. Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell or supply our products or license our technology and could cause us to pay substantial royalties, licensing fees or damages. The defense of any lawsuit could divert management’s efforts and attention from ordinary business operations and result in time-consuming and expensive litigation, regardless of the merits of such claims. These outcomes may (i) require us to stop selling products or using technology that contains the allegedly infringing intellectual property; (ii) require us to redesign those products that contain the allegedly infringing intellectual property; (iii) require us to pay substantial damages to the party whose intellectual property rights we may be found to be infringing; (iv) result in the loss of existing customers or prohibit the acquisition of new customers; (v) cause us to attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all; (vi) materially and adversely affect our brand in the market place and cause a substantial loss of goodwill; (vii) cause our stock price to decline significantly; (viii) materially and adversely affect our liquidity, including our ability to pay debts and other obligations as they become due; or (ix) lead to our bankruptcy or liquidation.

Our industry is highly competitive and we may not be able to compete effectively.

The communications industry is highly competitive, rapidly evolving, and subject to constant technological change. We expect that new competitors are likely to join existing competitors. Many of our competitors may be larger and have greater financial, technical, operational, marketing and other resources and experience than we do. In the event that a competitor expends significant resources we may not be able to successfully compete. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide products. If our competitors were to provide better and more cost effective products than our products we may not be able to capture any significant market share.

Regulation of Voice over Internet Protocol (“VoIP”) services is developing and therefore uncertain and future legislative, regulatory or judicial actions could adversely affect our business.

VoIP services have developed in an environment largely free from government regulation. However, the United States and other countries have begun to assert regulatory authority over VoIP and are continuing to evaluate how VoIP will be regulated in the future. Both the application of existing rules to us and our prospective customers and the effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business. In addition, future regulatory developments could increase our cost of doing business and limit its growth.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Although our technology is designed to be frequency agnostic (i.e., capable of operating at any frequency) our current range of products is being designed to be optimized for operation in the 902 – 928 MHz band, which is presently a spectrum that is not licensed in the United States. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the usage of unlicensed spectrum may materially and adversely impact our future prospects, the viability of our current business model, our expectations for future sales of our products and our business, financial condition and results of operations.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products may be subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our technology and products will have to comply with these regulations as well as a significant number of industry standards. In the United States, our technology and products will have to comply with various regulations defined by the Federal Communications Commission, or FCC, and others. We may also have to comply with similar international regulations. For example, our wireless communication products operate through the transmission of radio signals, and radio emissions are subject to regulation in the United States and in other countries in which we intend to do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards.

As these regulations and standards evolve, and if new regulations or standards are implemented, we may be required to modify our technology or products or develop and support new versions of our technology or products, and our compliance with these regulations and standards may become more burdensome. The failure of technology or our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our technology or products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or end-customers may require us, or we may otherwise deem it necessary or advisable, to alter our technology or products to address actual or anticipated changes in the regulatory environment. Our inability to alter our technology or products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

Compliance with environmental, health and safety laws and regulations, including new regulations requiring higher standards, may increase our costs, limit our ability to utilize supply chains, and force design changes to our products.

Our operations are subject to a variety of environmental, health and safety laws and regulations and equivalent local, state, and regulatory agencies in each of the jurisdictions in which we currently operate or may operate in the future. The manufacturing of our products uses substances regulated under various federal, state, local laws and regulations governing the environment and worker health and safety. If we and our contract manufacturers do not comply with these laws including any new regulations, such non-compliance could reduce the net realizable value of our products, which would result in an immediate charge to our income statements. Our non-compliance with such laws could also negatively impact our operations and financial position as a result of fines, penalties that may be imposed on us, and the cost of mandated remediation or delays to our contract manufacturers, thus we may suffer a loss of revenues, be unable to sell our products in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Costs to comply with current laws and regulations and/or similar future laws and regulations, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We cannot assure you that the costs to comply with these new laws or with current and future environmental and worker health and safety laws will not have a material adverse effect on our business, operating results and financial condition.

Governmental regulations affecting the import or export of products or affecting products containing encryption capabilities could negatively affect our revenues.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring certification, notifications, review of source code, or the escrow and governmental recovery of private encryption keys. For example, Russia and China recently have implemented new requirements relating to products containing encryption and India has imposed special warranty and other obligations associated with technology deemed critical. Governmental regulation of encryption or IP networking technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales prospects and adversely affect our revenue expectation. In addition, failure to comply with such regulations could result in penalties, costs, and restrictions on import or export privileges or adversely affect sales to government agencies or government funded projects.

If wireless devices pose safety risks, we may be subject to new regulations, and demand for our products and those of our licensees and customers may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless devices, which may decrease demand for our products and those of our licensees and customers. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless phones and other wireless devices. In addition, interest groups have requested that the FCC investigate claims that wireless communication technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of wireless devices while driving. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our products and those of our licensees and customers in the United States as well as foreign countries.

Risks Related to Market Conditions

Recent global economic trends could adversely affect our business, liquidity and financial results.

Recent global economic conditions, including a disruption of financial markets, could adversely affect us, primarily through limiting our access to capital. In addition, the continuation or worsening of general market conditions in economies important to our businesses may adversely affect our clients’ level of spending and ability to obtain financing, leading to us being unable to generate the levels of sales that we require. Current and continued disruption of financial markets could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements that include information relating to future events, future financial performance, strategies, expectations, our competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new products or services; our statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and similar expressions, as well as similar statements in the future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholder. We will receive no proceeds from the sale of shares of common stock by the selling stockholder in this offering. The proceeds from the sales will belong to the selling stockholder. However, we may receive up to $15,000,000 in gross proceeds under the $15M Purchase Agreement with Lincoln Park.

We estimate that the net proceeds to us from the sale of our common stock to Lincoln Park pursuant to the $15M Purchase Agreement will be up to approximately $14,900,000 over an approximately 24-month period, assuming that we sell the full amount of our common stock that we have the right, but not the obligation, to sell to Lincoln Park under that agreement and other estimated fees and expenses. However, we are registering for resale under this prospectus, only a portion of the shares we may sell to Lincoln Park under the $15M Purchase Agreement and anticipate that based upon the closing price of the Company’s common stock on October 8, 2014, that we will receive up to a maximum of approximately $8,478,000 from the sale of those shares. Since proceeds from the sale of the shares to Lincoln Park are based on the trading price of our common stock on the date the sales are made under the $15M Purchase Agreement, we may receive less than the approximately $8,478,000 from the sale of the shares included in this prospectus. In order to receive the maximum of $15 million in gross proceeds from the sale of shares to Lincoln Park we will need to file another registration statement to register additional shares. Factors which might negatively impact the price we receive also include the possibility of general negative market reaction to the presence of a large selling shareholder; and many other tangible and intangible factors regarding acceptance of our products by consumers and our ability to execute our business plan. See “Plan of Distribution” elsewhere in this prospectus for more information.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes. Such purposes may include research and development expenditures and capital expenditures. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities. Accordingly, our management will have significant flexibility in applying any net proceeds that we receive pursuant to the $15M Purchase Agreement.

SELLING STOCKHOLDER

We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on September 19, 2014 concurrently with our execution of the $15M Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares of our common stock that have been or may be issued to Lincoln Park under the $15M Purchase Agreement. The selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that they holder or that may be acquired by them from the Company. The selling stockholder may sell some, all or none of their shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder, and reflects their holdings as of October 8, 2014. Neither the selling stockholder nor any of its affiliates have held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. As used in this prospectus, the term “selling stockholder” includes the selling stockholder and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge or other non-sale related transfer. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 24,914,103 shares of our common stock actually outstanding as of October 8, 2014.

Selling Stockholder	Shares Beneficially Owned Before this Offering	Percentage of Outstanding Shares Beneficially Owned Before this Offering(1)	Shares to be Sold in this Offering	Number of Shares Beneficially Owned After this Offering(2)	Percentage of Outstanding Shares Beneficially Owned After this Offering(2)
Lincoln Park Capital Fund, LLC(3)	675,000	2.71%	4,957,906	500,000	1.68%

(1)	Based on 24,914,103 outstanding shares of our common stock as of October 8, 2014, which includes (i) 500,000 shares of our common stock issued to Lincoln Park on September 24, 2014 for a total purchase price of $1,000,000 under the $1M Purchase Agreement and (ii) 175,000 shares of our common stock issued to Lincoln Park on September 19, 2014 as a fee for its commitment to purchase additional shares of our common stock under the $15M Purchase Agreement, all of which shares are covered by the registration statement that includes this prospectus.
(2)	Assumes the sale of all the shares offered by the selling stockholder, other than 500,000 shares of our common stock issued to Lincoln Park on September 24, 2014 under the $1M Purchase Agreement which have been registered under the Company’s registration statement on Form S-3.
(3)	The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the $15M Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

THE LINCOLN PARK TRANSACTION

General

On September 19, 2014, we entered into the $15M Purchase Agreement and the Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the $15M Purchase Agreement, Lincoln Park has agreed to purchase from us up to $15,000,000 of our common stock (subject to certain limitations) from time to time over a 24-month period. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the shares that have been or may be issued to Lincoln Park under the $15M Purchase Agreement.

Concurrently with the execution of the $15M Purchase Agreement on September 19, 2014, we issued to Lincoln Park 175,000 shares of our common stock as a fee for its commitment to purchase additional shares of our common stock under the $15M Purchase Agreement. Other than the shares of our common stock that we have already issued to Lincoln Park as described above, we do not have the right to commence any further sales to Lincoln Park under the $15M Purchase Agreement until the SEC has declared effective the registration statement of which this prospectus forms a part. Thereafter and upon satisfaction of the other conditions set forth in the $15M Purchase Agreement, we may, from time to time and at our sole discretion but no more frequently than every other business day, direct Lincoln Park to purchase up to 100,000 shares of our common stock on any such business day, which amount may be increased to up to 250,000 shares, provided the closing price of our common stock exceeds certain thresholds set forth in the $15M Purchase Agreement, with a maximum limit of up to $1,000,000 worth of our common stock on any single business day, at a purchase price per share based on the market price of our common stock immediately preceding the time of sale as computed under the $15M Purchase Agreement without any fixed discount. Additionally, we may direct Lincoln Park to purchase an additional “accelerated amount” under certain circumstances set forth in the $15M Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the $15M Purchase Agreement.

Purchase of Shares Under the $15M Purchase Agreement

Under the $15M Purchase Agreement, on any business day selected by us, we may direct Lincoln Park to purchase up to 100,000 shares of our common stock on any such business day, which amounts may be increased to up to 250,000 shares, provided the closing price of our common stock exceeds certain thresholds set forth in the $15M Purchase Agreement, with a maximum limit of up to $1,000,000 worth of our common stock on any single business day. The purchase price per share for each Regular Purchase will be equal to the lower of:

•	the lowest sale price for our common stock on the purchase date of such shares; or
•	the arithmetic average of the three lowest closing sale prices for our common stock during the 10 consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition to Regular Purchases described above, we may also direct Lincoln Park, on any business day on which we have properly submitted a Regular Purchase notice, to purchase an additional amount of our common stock, which we refer to as an Accelerated Purchase, not to exceed the lesser of:

•	30% of the aggregate shares of our common stock traded during normal trading hours on the purchase date; and
•	two times the number of purchase shares purchased pursuant to the corresponding Regular Purchase.

The purchase price per share for each such Accelerated Purchase will be equal to the lower of:

•	95% of the volume weighted average price during (i) the entire trading day on the purchase date, if the volume of shares of our common stock traded on the purchase date has not exceeded a volume maximum calculated in accordance with the $15M Purchase Agreement, or (ii) the portion of the trading day of the purchase date (calculated starting at the beginning of normal trading hours) until such time at which the volume of shares of our common stock traded has exceeded such volume maximum; or
•	the closing sale price of our common stock on the purchase date.

In the case of both Regular Purchases and Accelerated Purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

Other than as set forth above, there are no trading volume requirements or restrictions under the $15M Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.

Minimum Purchase Price

Under the $15M Purchase Agreement, we have set a floor price of $1.50 per share. Lincoln Park shall not purchase any shares of our common stock on any day that the closing sale price of our common stock is below the floor price. The floor price will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction and, effective upon the consummation of any such event, the floor price will be the lower of (i) the adjusted price and (ii) $1.50.

Events of Default

Events of default under the $15M Purchase Agreement include the following:

•	the effectiveness of the registration statement of which this prospectus forms a part lapses for any reason (including, without limitation, the issuance of a stop order), or any required prospectus supplement and accompanying prospectus are unavailable for the resale by Lincoln Park of our common stock offered hereby, and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;
•	suspension by our principal market of our common stock from trading for a period of three consecutive business days;
•	the de-listing of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE Amex, the OTC Bulletin Board or OTC Markets (or nationally recognized successor thereto);
•	the transfer agent’s failure for three business days to issue to Lincoln Park shares of our common stock which Lincoln Park is entitled to receive under the $15M Purchase Agreement;
•	any breach of the representations or warranties or covenants contained in the $15M Purchase Agreement or any related agreement which has or which could have a material adverse effect on us subject to a cure period of five business days;
•	any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or
•	if at any time we are not eligible to transfer our common stock electronically.

Lincoln Park does not have the right to terminate the $15M Purchase Agreement upon any of the events of default set forth above. During an event of default, all of which are outside of Lincoln Park’s control, we cannot request that Lincoln Park purchase any shares of our common stock.

Our Termination Rights

We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give notice to Lincoln Park to terminate the $15M Purchase Agreement, which will become effective one business day after it is received by Lincoln Park. In the event of bankruptcy proceedings by or against us, the $15M Purchase Agreement will automatically terminate without action of any party.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the $15M Purchase Agreement.

Effect of Performance of the $15M Purchase Agreement on Our Stockholders

All 4,957,906 shares registered in this offering, including the 175,000 shares previously issued to Lincoln Park and the shares which may be sold by us to Lincoln Park under the $15M Purchase Agreement are expected to be freely tradable. It is anticipated that 4,782,906 of the shares registered in this offering will be sold over a period of up to 24 months commencing on the date that the registration statement including this prospectus becomes effective. The sale by Lincoln Park of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Lincoln Park may ultimately purchase all, some or none of the 4,782,906 shares of common stock registered in this offering. If we sell these shares to Lincoln Park, Lincoln Park may sell all, some or none of such shares. Therefore, sales to Lincoln Park by us under the $15M Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Lincoln Park under the $15M Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any sales of our shares to Lincoln Park and the $15M Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the $15M Purchase Agreement, we have the right, but not the obligation, to direct Lincoln Park to purchase up to $15,000,000 of our common stock, exclusive of the 175,000 Shares issued to Lincoln Park as a commitment fee (which shares have already been issued to Lincoln Park and are part of this offering). Depending on the price per share at which we sell our common stock to Lincoln Park, we may be authorized to issue and sell to Lincoln Park under the $15M Purchase Agreement more shares of our common stock than are offered under this prospectus. If we choose to do so, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park under this prospectus is dependent upon the number of shares we direct Lincoln Park to purchase under the $15M Purchase Agreement.

The following table sets forth the amount of gross proceeds we would receive from Lincoln Park from our sale of shares to Lincoln Park under the $15M Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share	Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park(2)	Proceeds from the Sale of Shares to Lincoln Park Under the Purchase Agreement
$1.50(3)	4,957,906	16.69%	$7,174,359
$1.78(4)	4,957,906	16.69%	$8,513,573
$3.14	4,957,906	16.69%	$15,000,000	(5)

(1)	Although the $15M Purchase Agreement provides that we may sell up to $15,000,000 of our common stock to Lincoln Park, we are only registering 4,957,906 shares under this prospectus (inclusive of the 175,000 shares issued to Lincoln Park as a commitment fee), which may or may not cover all the shares we ultimately sell to Lincoln Park under the $15M Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares that we are registering in this offering.
(2)	The denominator is based on shares outstanding as of October 8, 2014, which includes the 175,000 shares issued to Lincoln Park as a commitment fee in connection with this offering and the number of shares set forth in the adjacent column which we would have sold to Lincoln Park at the applicable assumed average purchase price per share. The number of shares in such column does not include shares that may be issued to Lincoln Park under the $15M Purchase Agreement which are not registered in this offering.
(3)	Under the $15M Purchase Agreement, we may not sell and Lincoln Park may not purchase any shares on a day in which the closing sale price of our common stock is below $1.50, as may be adjusted in accordance with the $15M Purchase Agreement.
(4)	The closing sale price of our shares on October 8, 2014.
(5)	The maximum amount of the proceeds under the $15M Purchase Agreement is $15,000,000.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents;
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions; or
•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling stockholder, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares to Lincoln Park. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Lincoln Park has represented to us that at no time prior to the $15M Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Lincoln Park agreed that during the term of the $15M Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

Our common stock is quoted on NASDAQ the symbol “XGTI”.

DIVIDEND POLICY

We have never declared dividends on our equity securities, and currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis;
•	on an as adjusted basis to give effect to the sale of 4,782,906 shares of the common stock we are registering on behalf of the selling stockholder based upon an assumed public offering price of $1.78 per share, the closing price of our common stock as listed on NASDAQ on October 8, 2014, the issuance of 175,000 shares of common stock to the selling stockholder as a commitment fee and after deducting approximately $36,000 in estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public price. You should read this table together with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and the related notes, which appear elsewhere in this prospectus.

	As of June 30, 2014 (Unaudited)
($ in thousands)	Actual	As Adjusted
Cash and cash equivalents	$4,960	$13,438
Short-term debt
Accrued interest	42	42
Due to related party	1,131	1,131
Deferred revenue – related party	480	480
Obligation under capital lease	129	129
Long-term debt
Long-term obligation under capital lease	56	56
Convertible notes payable	2,000	2,000
Total debt and accrued interest	3,838	3,838
Equity
Convertible preferred stock, Series A: 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, additional paid-in capital and treasury stock: 100,000,000 shares authorized, 24,137,177 shares issued and outstanding; 100,000,000 shares authorized, 29,095,083 shares issued and outstanding, as adjusted	—*	—*
Additional paid in capital	183,548	192,026
Accumulated deficit	(161,245)	(161,245)
Treasury stock, 2,284 shares	(22)	(22)
Total stockholders’ equity	22,281	30,759
Total capitalization	$26,119	$34,597

*	Less than $1

MARKET PRICE INFORMATION FOR OUR SECURITIES

Our shares are currently listed on NASDAQ under the symbol “XGTI”. Our shares began trading on NASDAQ on July 19, 2013 and AIM in November 20, 2006. The cancellation of trading of the Company’s common stock on the London Stock Exchange’s AIM Market under the symbols “XGTU” and “XGT” became effective January 3, 2014.

As of October 8, 2014, there were 24,914,103 shares outstanding and approximately 137 holders of record of our shares. Because shares of our common stock are held by depositories, brokers and other nominees, the number of beneficial holders of our shares is substantially larger than the number of stockholders of record.

On October 8, 2014, the closing price of our shares listed on NASDAQ was $1.78 per share.

The following table shows the high and low market prices for our shares for each fiscal quarter for the two most recent fiscal years. Market prices for our shares have fluctuated significantly. As a result, the market prices shown in the following table may not be indicative of the market prices at which our shares will trade after this offering. These prices reflect our reverse splits of our common stock undertaken in 2013.

			XGTU Share Price		XGT Share Price
	NASDAQ Share Price		(US Dollars)		(US Dollars)
	High	Low	High	Low	High	Low
Quarter
Fourth Quarter 2014 (Through October 8, 2014)(**)	$2.05	$1.75	N/A	N/A	N/A	N/A
Third Quarter 2014(**)	$2.74	$1.86	N/A	N/A	N/A	N/A
Second Quarter 2014(**)	$3.01	$1.28	N/A	N/A	N/A	N/A
First Quarter 2014(**)	$5.01	$1.12	N/A	N/A	N/A	N/A
Fourth Quarter 2013	$5.10	$1.40	$5.50	$1.00	$10.00	$10.00
Third Quarter 2013(*)	$7.15	$4.60	$9.00	$5.50	$13.00	$10.00
Second Quarter 2013	N/A	N/A	$10.01	$6.75	$13.00	$13.00
First Quarter 2013	N/A	N/A	$13.13	$7.88	$15.75	$14.00
Fourth Quarter 2012	N/A	N/A	$14.00	$7.00	$26.25	$14.88
Third Quarter 2012	N/A	N/A	$17.50	$5.25	$26.25	$15.75
Second Quarter 2012	N/A	N/A	$26.25	$14.00	$26.25	$14.00
First Quarter 2012	N/A	N/A	$28.00	$17.50	$22.75	$15.75

*	NASDAQ trading began on July 19, 2013
**	XGTU and XGT ceased trading on January 3, 2014

DILUTION

If you purchase shares of our common stock offered under this prospectus, your interest will be diluted immediately to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of June 30, 2014, our net tangible book value was $5.3 million or $0.22 per share of common stock. Our net tangible book value per share is equal to total assets of $28.0 million less intangible assets of $17.0 million and total liabilities of $5.7 million, divided by the number of shares of our outstanding common stock of 24,137,177.

Net tangible book value dilution per share represents the difference between the amount per share of common stock paid by the purchaser who purchases shares of our common stock offered under this prospectus and the pro forma net tangible book value per share in common stock immediately after purchase of shares of our common stock offered under this prospectus. After giving effect to our sale of up to 4,782,906 shares of common stock to Lincoln Park at a purchase price of $1.50 per share, being the minimum floor price of our common stock, our net tangible book value as of June 30, 2014 would be $12.5 million or $0.43 per share. This represents an immediate increase of net tangible book value of $0.21 per share to our existing stockholders and an immediate dilution in net tangible book value of $1.07 per share to the purchaser of shares of our common stock under this prospectus.

The following table illustrates this per share dilution:

Offering price per share (using the minimum floor price)	$1.50
Net tangible book value per share as of June 30, 2014	$0.22
Increase in net tangible book value per share attributable to this offering	$0.21
Pro forma net tangible book value per share after this offering	$0.43
Dilution in net tangible book value per share to purchasers	$1.07

Lincoln Park may sell shares of our common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. The price that the purchasers of our common stock offered under this prospectus will pay for the shares sold by Lincoln Park may be higher than the price Lincoln Park paid for the shares. Accordingly, the amount of dilution to such purchasers may be significantly higher.

The total number of shares of our common stock reflected in the discussion and tables above is based on 24,137,177 shares of our common stock outstanding, as of June 30, 2014, and excludes:

•	2,284 of treasury shares;
•	500,000 shares issued to Lincoln Park under our previous Form S-3;
•	exercise of any options, warrants or conversion rights outstanding as of June 30, 2014; and
•	any securities, options, warrants or conversion rights issued subsequent to June 30, 2014.

To the extent that any outstanding options are exercised, new options are issued under our 2013 Long Term Incentive Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2004, 2005, 2006, 2007, 2009 and 2013 Stock Incentive Plans and options/warrants issued outside of the stock incentive plans as of June 30, 2014 were exercised, then our existing stockholders, including the holders of these options, would own 86% and the purchaser of our shares of common stock under this prospectus would own 14% of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $209.6 million, or 97%, the total consideration paid by the purchaser of our shares of common stock under this prospectus would be $7.1 million, or 3%, the average price per share paid by our existing stockholders would be $7.15 and the average price per share paid by the purchaser of our shares of common stock under this prospectus would be $1.44.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” The share numbers in the following discussion reflect a 1-for-25 reverse stock split that we effected March 24, 2013 as well as the 1-for-1.4 reverse stock split that we effected March 28, 2013.

Overview

We have developed a broad portfolio of innovative intellectual property to enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions for countless applications using commercial off the shelf devices. We recently released the commercially available version of our software and hardware products using our proprietary xMax® cognitive radio technology.

Our current cognitive radio technology is based on years of product development. In 2008 and 2009, we generated material revenues from sales of our prior BSN250 voice-only products. After the introduction of various smartphones in 2007 and later that could handle both voice and data, we decided to enhance our voice-only products to include data services. In 2011, we delivered our enhanced BSN250 base station and TX70 handset for both voice and SMS services to the U.S. Army. Given the proliferation of smartphones, the U.S. Army subsequently requested that our BSN250 base station should integrate with commercial off the shelf devices. In 2013, we introduced an improved product line that could handle both voice and data services. These new products, the Access Point (“CN1100”), formerly known as the xAP base station, the Mobile Hotspot (“CN5100”), formerly known as the xMod modem, and the Vehicle Modem (“CN3100”), formerly known as the xVM modem, are able to communicate with any wi-fi enabled commercial off the shelf device. In 2014, we began developing a new product, the CN3200 Dual Band Routing Modem (“CN3200”), formerly known as the xRM modem. On September 30, 2014, we received certification from the U.S. Federal Communications Commission in connection with the CN3200. The CN3200 is a module that complements the xMax mobile system and is designed to provide high speed fixed broadband access using frequencies at 2.4 GHz. It offers an end-user solution that seamlessly integrates xMax and wi-fi in a single device, and allows the delivery of both high data rates and reliable high-speed mobility in the same system. We believe that the CN3200 will provide higher performance with dedicated channels for voice (xMax) and data (wi-fi), will maximize user experience via interprotocol smart-routing, and provide greater reliability.

We believe that the wireless communications industry is facing a “spectrum crisis” because the demand for flexible, affordable voice and data access continues to increase rapidly while the amount of available spectrum remains relatively constant. We have developed frequency-agnostic cognitive radio solutions to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum, and thus ideally lowering the total cost of ownership for wireless broadband access. With fast-growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of their existing spectrum allocations. We are targeting sales in numerous industries worldwide, such as telecommunications services, public safety and defense, and in markets ranging from rural to urban areas as well as expeditionary deployments.

The initial implementation of our cognitive radio intellectual property is xMax. We believe the xMax system is the only commercially available cognitive radio network system that includes our interference mitigation and spatial processing technologies. xMax implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of higher QoS than other technologies that would not be able to cope with the interference. We believe that the xMax system will also, when operating on more than one radio channel, deliver dynamic spectrum access by using our patented self-organizing network techniques. Furthermore, the xMax system can be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

Our system is frequency agnostic, although currently designed to operate within the 902 – 928 MHz unlicensed band of spectrum. xMax serves as a mobile VoIP and broadband data system that utilizes an end-to-end IP system architecture. The xMax product and service suite includes access points, mobile switching centers, network management systems, deployment tools and proactive customer support. The xMax system will allow mobile operators to utilize free, unlicensed 902 – 928 MHz ISM band spectrum (which spectrum is available in all of the Americas except French Guiana) instead of purchasing scarce and expensive licensed spectrum. Our xMax system will also enable enterprises to set up a mobile communications network in an expeditious and cost-effective manner.

We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future.

We are executing on our sales and marketing strategy and have entered into direct sales agreements with end-customers and indirect sales agreements with channel network partners. These customer engagements are primarily in two of our target markets: public safety and rural telecommunications. Together, they comprise commitments to purchase xMax® cognitive radio networking equipment, engineering and support services and other hardware worth approximately $34.3 million.

Plan of Operations

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in public safety and rural telecommunications. Together, they comprise commitments to purchase xMax® cognitive radio networking equipment, engineering services and other hardware worth approximately $34.3 million.

Results of Operations

Comparison for the three and six months ended June 30, 2014 and June 30, 2013

Revenues

Revenues for the three and six months ended June 30, 2014, were $163,000 and $413,000, respectively, representing an increase of $163,000 and $413,000, respectively, from $0 and $0 in the corresponding periods in 2013. The revenue of $163,000 resulted from $107,000 in sales of equipment and $56,000 from a consulting services agreement during the three months ended June 30, 2014. The revenue of $413,000 resulted from $308,000 in sales of equipment and $105,000 from a consulting services agreement during the six months ended June 30, 2014.

Cost of Revenue and Operating Expenses

Cost of Components and Personnel

Cost of components and personnel for the three and six months ended June 30, 2014, were $41,000 and $105,000, respectively, compared to $0 and $0 in the corresponding period in 2013. Of the $41,000 and $105,000, $31,000 and $87,000 were based on the cost of components and the time allocated to building the products sold, $10,000 and $18,000 were based on the cost of the time allocated towards the engineering and consulting service agreement.

General and Administrative Expenses

General and administrative expenses are the expenses of operating the business on a daily basis. This includes salary and benefit expenses and payroll taxes, as well as the costs of trade shows, marketing programs, promotional materials, professional services, facilities, general liability insurance, and travel. For the three and six months ended June 30, 2014, the Company incurred aggregate expense of $1.4 million and $3.1 million, respectively, compared to $1.2 million and $2.5 million, respectively, for the three and six months ended June 30, 2013, representing an increase of $0.2 million or 25% for the three months and an increase of $0.6 million or 25% for the six months. The increases are due to an increase in our number of sales personnel; and travel expenses associated with our sales and marketing program. Over time, we expect our administrative expenses to increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

Development Expenses

Development expenses consist primarily of salaries, benefit expenses and payroll taxes, as well as costs for prototypes, facilities and travel. Development expenses increased $0.7 million, or 52%, from $1.4 million in the three months ended June 30, 2013 to $2.1 million in the three months ended June 30, 2014. Development expenses increased $1.5 million, or 50%, from $3.0 million in the six months ended June 30, 2013 to $4.5 million in the six months ended June 30, 2014. The increases are due to an increase in number of employees and additional costs related to developing our products. Over time, we expect our development costs to increase as we continue making significant investments in developing new products and enhancing technology related to our existing products.

Stock Based Compensation

Stock based compensation decreased $0.05 million, or 26%, from $0.20 million in the three months ended June 30, 2013 to $0.15 million in the three months ended June 30, 2014. Stock based compensation increased $0.03 million, or 7%, from $0.33 million in the six months ended June 30, 2013 to $0.36 million in the six months ended June 30, 2014. The fluctuations were due to the number of outstanding options being expensed in the three and six months ended June 30, 2014 compared to the same period in the three months and six months ended June 30, 2013.

Amortization and Depreciation

Amortization and depreciation expenses increased $0.52 million, or 120%, from $0.44 million in the three months ended June 30, 2013 to $0.96 million in the three months ended June 30, 2014, and $1.04 million, or 119% from $0.87 million in the six months ended June 30, 2013 to $1.91 million in the six months ended June 30, 2014. The increase is attributed to the xMax products becoming available for sale as of September 30, 2013. As of this date, the Company began to amortize all capitalized costs associated with these products. The Company did not record amortization on these products during the three and six months ended June 30, 2013.

Other

Interest expense for the three months ended June 30, 2014 was $0.04 million compared to $0.42 million for the three months ended June 30, 2013, a decrease of $0.38 million or 90%. Interest expense for the six months ended June 30, 2014 was $0.09 million compared to $1.04 million for the six months ended June 30, 2013, a decrease of $0.95 million or 92%. The decrease was due to the conversion of the bridge loan on July 18, 2013, whereas all principal and interest was converted to equity.

Net Loss

For the three and six months ended June 30, 2014, the Company had a net loss of $4.5 million and $9.7 million, respectively, as compared to a net loss of $3.6 million and $7.8 million for the three and six months ended June 30, 2013, or an increase of $0.9 million and $1.9 million, respectively. The increase in net loss is due mainly to the increase in general and administrative expenses, development expenses and amortization discussed above.

Comparison for the twelve months ended December 31, 2013 and December 31, 2012

Revenues

Our revenues for the fiscal year ended December 31, 2013 were $0.4 million compared to $0.0 million in fiscal 2012. The revenue of $323,000 resulted from sales of equipment and $83,000 from engineering and consulting services agreement.

Cost of Revenue and Operating Expenses

Cost of Components and Personnel

Cost of components and personnel was $0.1 million in the year ended December 31, 2013 compared to $0.0 million in fiscal 2012 as the Company recorded no revenue and thus no cost of components and personnel in the year ending December 31, 2012. Cost of components and personnel of $98,000 is based on the cost of components and the time allocated to building the products sold and $4,000 is based on the cost of the time allocated towards the engineering and consulting services agreements.

General and Administrative Expenses

General and administrative expenses are the expenses of operating the business on a daily basis and include salary and benefit expenses and payroll taxes, as well as the costs of trade shows, marketing programs, promotional materials, professional services, facilities, general liability insurance, and travel. General and administrative expenses remained the same at $5.5 million in the year ended December 31, 2013 and 2012, respectively. We had a decrease in payroll expense through an adjustment to the fair market value of the accrued bonus which was offset by an increase in a variety of expenses. Over time, we expect our administrative expenses to increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

Development Expenses

Development expenses consist primarily of salary and benefit expenses and payroll taxes, as well as costs for prototypes, facilities and travel. Development increased $0.7 million, or 14%, from $4.8 million in the year ended December 31, 2012 to $5.5 million in the year ended December 31, 2013.

The increases are due to additional costs related to producing and testing equipment as the Company’s products became available for sale on September 30, 2013. Over time, we expect our development costs to increase as we continue making significant investments in developing new products and working on enhancement of our technology with existing products.

Stock Based Compensation

Stock based compensation increased $0.3 million, or 45%, from $0.5 million in the year ended December 31, 2012 to $0.8 million in the year ended December 31, 2013. The increase arose from the increase in the number of employees and directors of the Company who received option grants in fiscal 2013.

We had approximately $1.2 million of unrecognized stock-based compensation expense related to unvested stock options, net of estimated forfeitures, as of December 31, 2013, which we expect to be recognized over the next three years.

Amortization and Depreciation

Amortization and depreciation expenses increased $0.3 million, or 14.3%, from $2.1 million in the year ended December 31, 2012 to $2.4 million in the year ended December 31, 2013. The increase is attributed to the xMax products becoming available for sale as of September 30, 2013. As of this date, the Company began to amortize all capitalized costs associated with these products for the remainder of the year. The Company did not take amortization on these products during 2012.

Other

Other expenses were $13.6 million and $0.8 million for the year ended December 31, 2013 and 2012, respectively. Approximately $10.1 million of the increase is a result of the independent directors of the Company authorizing a onetime agreement on September 30, 2013, whereby we issued to MBTH 1,599,453 shares of our common stock and a warrant to purchase 1,363,636 shares of our common stock at an exercise price of $6.87 per share for the difference in price between the shares issued to them in March 2013 at a price of $13.30 per share in exchange for the conversion of its 2011 Convertible Note and the $5.50 purchase price for shares sold in our initial public offering in July 2013. Additionally, the Modified Strike Price, agreed upon between the Company and MBTH in January 2013, of $13.30 per share for the two options representing 571,428 underlying shares granted to MBTH in February 2011 has been lowered to $5.50.

Inducement expense for the year ended December 31, 2013 was $0.4 million. The inducement expense represents the estimated fair value of warrants given to non-related parties in relation with the conversion of the Bridge Loan.

Interest expense for the year ended December 31, 2013 was $2.2 million compared to $0.5 million for the year ended December 31, 2012, an increase of $1.7 million or 316%. The increase was partially due to the higher interest and fees incurred on the Bridge Loan for 2013 compared to the May 2011 Convertible note in 2012; the fee was amortized over a shorter period of one year based on the contractual obligation of the

Bridge Loan; $0.7 million from the six month minimum interest recorded in connection with the increase interest rate; $0.4 million from the accretion of the debt discount recorded as interest expense; and $0.6 million in interest expense resulted from the Bridge Loan being convertible into new shares at 95% of the price of any future equity financing due to the difference between the IPO price of $5.50 and $5.225 in 2013.

Impairment charges for the year ended December 31, 2013 was $896,000 for property and equipment and $37,000 for intangible assets. For the year ended December 31, 2012, $18,000 was related to intangible assets and $268,000 for property and equipment.

Net Loss

For the year ended December 31, 2013, the Company had a net loss of $27.5 million, as compared to a net loss of $13.8 million for the year ended December 31, 2012, or an increase of $13.7 million. The increase in net loss is due mainly to the one-time agreement with MBTH and increases of inducement expense and interest expenses discussed above

Liquidity and Capital Resources

As of June 30, 2014, the Company has positive working capital of approximately $6.6 million and $5.0 million of cash and cash equivalents. We have incurred net losses of $9.7 million and $7.8 million in the six months ended June 30, 2014 and 2013, respectively. Additionally, we have incurred negative operating cash flows including cash used in operations of $8.6 million and $3.2 million in the six months ended June 30, 2014 and 2013, respectively.

On April 22, 2014, the Company closed an underwritten public offering of 5,265,000 shares of common stock, par value $0.00001 per share, at a purchase price to the public of $1.90 per share, for net proceeds to the Company, after deducting underwriter discounts and offering expenses, of $8,815,655. Roth Capital Partners and Feltl and Company acted as underwriters for the offering.

On August 1, 2014, the Company filed a shelf registration statement on Form S-3 with the SEC to register shares of our common stock for sale, giving us the opportunity to raise funding when considered appropriate at prices and on terms to be determined at the time of any such offerings. Pursuant to the instructions to Form S-3, the Company currently has the ability to sell shares under the shelf registration statement, during any 12-month period, in an amount less than or equal to one-third of the aggregate market value of our common stock held by non-affiliates.

On September 22, 2014, the Company entered into a Purchase Agreement with Lincoln Park pursuant to which we offered 500,000 shares of our common stock to Lincoln Park at a price of $2.00 per share, for an aggregate purchase price of $1,000,000. The closing of the transaction contemplated by the $1M Purchase Agreement occurred on September 24, 2014.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development efforts, the timing of new product introductions, market acceptance of our products and overall economic conditions. The Company does not currently have sufficient capital in order to achieve cash flow breakeven. Therefore, the Company is actively evaluating various alternatives of financing in order to obtain additional capital to allow the Company to deliver its products and fulfill its current backlog.

Cash Flows

The following table sets forth the major components of our statements of cash flows data for the periods presented.

For the Six Month Period Ended
(In Thousands)

	June 30, 2014	June 30, 2013
Cash flows used in Operations	$(8,632)	$(3,201)
Investing Activities	$(679)	$(1,719)
Financing Activities	$8,754	$4,674
Cash at end of period	$4,960	$25

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 totaled $8.6 million as compared to $3.2 million for the six months ended June 30, 2013. Of the $8.6 million, approximately $1.3 million was related to the increase of our inventory and $1.0 million to the reduction of our payables and the remaining consisted principally of the net loss from operations.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2014 was $0.7 million as compared to $1.7 million for the six months ended June 30, 2013. This represents capital expenditures primarily associated with the investment in product and technology development and our patent portfolio.

Financing Activities

Our net cash provided by financing activities for the six months ended June 30, 2014 was $8.8 million as compared to cash provided by financing activities of $4.7 million for the six months ended June 30, 2013. The cash provided by financing was related to financing closed in the second quarter of $8.8 million for the six months ended June 30, 2014 and to the proceed from convertible notes payable and a convertible bridge loan for the six months ended June 30, 2013.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

BUSINESS

Overview

We have developed a broad portfolio of innovative intellectual property to enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions for countless applications using commercial off the shelf devices. We recently released the commercially available version of our software and hardware products using our proprietary xMax cognitive radio technology.

Our current cognitive radio technology is based on years of product development. In 2008 and 2009, we generated material revenues from sales of our prior BSN250 voice-only products. After the introduction of various smartphones in 2007 and later that could handle both voice and data, we decided to enhance our voice-only products to include data services. In 2011, we delivered our enhanced BSN250 base station and TX70 handset for both voice and SMS services to the U.S. Army. Given the proliferation of smartphones, the U.S. Army subsequently requested that our BSN250 base station should integrate with commercial off the shelf devices. In 2013, we introduced an improved product line that could handle both voice and data services. These new products, the Access Point (“CN1100”), formerly known as the xAP base station, the Mobile Hotspot (“CN5100”), formerly known as the xMod modem, and the Vehicle Modem (“CN3100”), formerly known as the xVM modem, are able to communicate with any wi-fi enabled commercial off the shelf device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We estimate that we will begin generating revenues sufficient to cover the cost of our operations in late 2014.

We believe that the wireless communications industry is facing a “spectrum crisis” because the demand for flexible, affordable voice and data access continues to increase rapidly while the amount of available spectrum remains relatively constant. We have developed frequency-agnostic cognitive radio solutions to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum, and thus ideally lowering the total cost of ownership for wireless broadband access. With fast-growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of their existing spectrum allocations. We are targeting sales in numerous industries worldwide, such as telecommunications services, public safety and defense, and in markets ranging from rural to urban areas as well as expeditionary deployments.

The initial implementation of our cognitive radio intellectual property is xMax. We believe the xMax system is the only commercially available cognitive radio network system that includes our interference mitigation and spatial processing technologies. xMax implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of higher Quality of Service (“QoS”) than other technologies that would not be able to cope with the interference. We believe that the xMax system will also, when operating on more than one radio channel, deliver dynamic spectrum access by using our patented self-organizing network techniques. Furthermore, the xMax system can be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

Our system is frequency agnostic, although currently designed to operate within the 902 – 928 MHz unlicensed band of spectrum. xMax serves as a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax product and service suite includes access points, mobile switching centers, network management systems, deployment tools and proactive customer support. The xMax system will allow mobile operators to utilize free, unlicensed 902 – 928 MHz ISM band spectrum (which spectrum is available in all of the Americas except French Guiana) instead of purchasing scarce and expensive licensed spectrum. Our xMax system will also enable enterprises to set up a mobile communications network in an expeditious and cost-effective manner.

Below is a diagram that provides a high-level overview of the xMax® network architecture:

We are executing on our sales and marketing strategy and have entered into direct sales agreements with end-customers and indirect sales agreements with channel network partners. These customer engagements are primarily in two of our target markets: public safety and rural telecommunications. Together, they comprise commitments to purchase xMax cognitive radio networking equipment, engineering and support services and other hardware worth approximately $34.6 million.

As of the date of this prospectus, 30.72% of the shares of our common stock are beneficially owned by MBTH. MBTH was co-founded in 2010 by Rick Mooers, Roger Branton and George Schmitt in order to invest in, and provide expertise, guidance and other support to, us. Roger Branton, our Chief Financial Officer, and George Schmitt, our Executive Chairman, are directors of MBTH, and Richard Mooers, a director of our Company, is the CEO and a director of MBTH. MB Merchant Group, LLC (“MBMG”), a merchant bank owned by family entities or trusts related to Richard Mooers and Roger Branton, has a 45.18% ownership interest in MBTH as of October 8, 2014. George Schmitt has a direct 36.31% ownership interest in MBTH as of October 8, 2014, and has been granted an option to purchase MBTH shares sufficient to give him an additional 5% ownership interest in MBTH. Since its founding, MBTH has provided xG Technology with significant financial and other support, including $7.8 million of indebtedness under the promissory note issued by us to MBTH pursuant to a subscription agreement dated January 16, 2013 (together, the “Bridge Loan”). On July 18, 2013, MBTH, along with other investors, exchanged the outstanding Bridge Loan for 2,187,529 shares of our common stock and warrants to purchase an additional 1,093,778 shares, in full satisfaction of the Bridge Loan. For further details on the financial support given by MBTH to us and other transactions and arrangements between us and MBTH, please see the section entitled “Related Party Transactions — Other Transactions”.

Our Strengths

We believe the following strengths position us for sustainable growth:

•	Our proprietary xMax® cognitive radio technology. We have developed our xMax cognitive radio technology to create a turnkey network solution. This solution encompasses the key elements of our cognitive technology, including spectrum sensing, spectrum management, spectrum mobility, spectrum sharing and spatial processing. Our software and hardware products and our end-to-end IP architecture implement this solution to provide quality VoIP and data services for countless applications and commercial off the shelf devices.
•	Our technology addresses an expanding market need. Our market opportunity has accelerated and expanded due to the spectrum crisis and the stated goals of governmental organizations to increase spectrum access. Our cognitive technology allows mobile wireless networks to provide quality voice and data services using unlicensed spectrum, and our interference mitigation and spatial processing techniques enable these services even in crowded or shared spectrum bands. Rural telecommunication providers, public safety agencies, industrial and enterprise users, and those who use unlicensed spectrum can use our products and services to create wireless networks without the significant capital outlays and delays required to license spectrum.
•	Our solutions meet the specific needs of targeted markets. Our cognitive radio technology has been specifically developed to make our entire network infrastructure mobile, so that it can be rapidly deployed in response to public safety or security threats. We believe this feature differentiates our technology from that of our competitors and will address a major capability gap for public safety, defense, homeland security and news agencies. In addition, the expanded range of our network can provide improved voice and data services for underserved rural markets.
•	We have a broad patent portfolio and unencumbered use of our intellectual property. We maintain a broad patent portfolio consisting of patents and patent applications in the United States and many international jurisdictions, which include 51 issued U.S. patents and 65 issued international patents. We have solely funded the development of our intellectual property, which is, accordingly, unencumbered by any federal government unlimited use licenses.
•	We have an accomplished leadership team. Our management team and board of directors bring a wealth of experience in the telecommunications and military sectors as well as hardware and software development. Our engineering team has a strong track record developing ad-hoc networking domains at Motorola and Mesh Networks. In addition, most of our leadership team has strong ties to our target markets, including public safety organizations, rural telecommunications companies and the military.

Our Strategy

We are developing a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Leveraging elements of this intellectual property portfolio, we plan to introduce a range of spectrum agnostic, cognitive radio solutions for numerous industries and applications. We believe that sales of these products and services, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our current strategy is to commercialize our intellectual property portfolio by developing and selling network products using our proprietary software algorithms to offer cognitive interference mitigation and spectrum access solutions. Our future strategies are for our intellectual property to be embedded by partners in a semiconductor chip that could be sold to third-party equipment manufacturers and inserted in their devices, and to license our intellectual property to other customers in industry verticals world-wide.

Market Overview

Our Market

We are witnessing rapidly increasing demand in the marketplace for mobile bandwidth. The surge in demand is attributable to the proliferation of smartphones, tablet PCs and other broadband-centric devices, as well as the shift to data and video-intensive services. A Cisco report (the Cisco Visual Networking Index, February 2012) indicates that in 2011 more than 50% of the data traffic on mobile networks was video, and they forecast video traffic to account for over 70% of total mobile data traffic by 2016.

There has also been an increase in mobile voice demand as more people unplug their wired phones and rely on wireless devices for all of their calling needs. According to Cisco’s report, as well as several studies undertaken by the Federal Communications Commission (“FCC”), the demand for wireless services will continue to grow in the coming years, as shown in the chart below. Cisco predicts mobile data traffic will increase 18-fold between 2011 and 2016, a 78% CAGR, reaching 10.8 billion Gigabytes per month.

Source: Mobile Broadband: The Benefits of Additional Spectrum (FCC Report 10/2010)

In early 2009, Congress directed the Federal Communications Commission (FCC) to develop a National Broadband Plan to ensure every American has “access to broadband capability.” After conducting thirty-six public workshops and engaging in significant collaboration and conversations with other government agencies and Congress, the FCC released the National Broadband Plan in early 2010. Within the Plan the FCC acknowledges that “the current spectrum policy framework sometimes impedes the free flow of spectrum to its most highly valued uses.” The Plan states that “Wireless broadband is poised to become a key platform for innovation in the U.S. over the next decade. As a result, U.S. spectrum policy requires reform to accommodate the new ways that industry is delivering wireless services. These reforms include making more spectrum available on a flexible basis, including for unlicensed and opportunistic uses.”

Specific recommendations within the report that indicate a favorable regulatory environment for cognitive radio technology include: “Recommendation 5.13: The FCC should spur further development and deployment of opportunistic uses across more radio spectrum.” The Plan further states that, “the FCC and NTIA should take steps to expand the environment in which new, opportunistic technologies can be developed and improved. And “The FCC should allow opportunistic radios to operate on spectrum currently held by the FCC (such as in certain license areas where spectrum was not successfully auctioned).”

On March 27, 2012 the U.S. Department of Commerce, through the NTIA, released a report in which they announced, “In the past, the federal government has freed up spectrum for exclusive commercial use by clearing a spectrum band of federal users, who typically relocated to other bands. However, given the growing demand for spectrum by both industry and the federal agencies, it is increasingly difficult to find desirable spectrum that can be vacated by federal users as well as spectrum in which to relocate these federal users. Due to the scarcity of spectrum, the complexity of federal operations, and the time and cost of relocating federal users, the old approach alone is no longer feasible.”

The report further states “NTIA proposes a new path forward for spectrum repurposing that relies on a combination of relocating federal users and sharing spectrum between federal agencies and commercial users. Spectrum sharing will be a vital component to satisfying the growing demand for spectrum, and federal and non-federal users will need to adopt innovative spectrum-sharing techniques to accommodate this demand.”

In July 2012, The President’s Council of Advisors on Science and Technology (PCAST) issued a report to the US President titled “Realizing the Full Potential of Government-Held Spectrum to Spur Economic

Growth” in which “It concludes that the traditional practice of clearing government-held spectrum of Federal users and auctioning it for commercial use is not sustainable. In light of changes made possible by modern technology, we recommend that you issue a new Memorandum that states it is the policy of the U.S. government to share underutilized spectrum to the maximum extent consistent with the Federal mission, and requires the Secretary of Commerce to identify 1,000 MHz of Federal spectrum in which to implement shared-use spectrum pilot projects.” The report noted that simply clearing and reallocating spectrum would not be sustainable and pointed to a recent study by the National Telecommunications and Information Administration (NTIA) which found that clearing of just one 95 MHz band will take 10 years, cost $18 billion, and cause significant disruption. Among its key recommendations are to adopt new technologies, including cognitive radios, that could help use existing spectrum more efficiently, stating that “the use of new radio technologies, including cognitive radios, will be an important tool in helping increase spectrum capacity and utilization”. The PCAST authors stated that agile (cognitive) radio technologies that make it possible for computerized radio systems to share spectrum on a vastly more efficient basis would make it possible to move from an era of scarcity to one of abundance.

Moreover, on July 6, 2012 a Presidential Executive Order was issued regarding the Assignment of National Security and Emergency Preparedness Communications Functions. The order establishes that the federal government must be able to communicate with the public, other agencies, other levels of government and businesses “at all times and circumstances” and in all locations, both domestically and internationally. To ensure this, the order mandates the establishment of emergency communications capabilities that are “survivable, resilient, enduring and effective”. These capabilities are not available in traditional public system networks, but the xMax® cognitive radio system has been designed from the ground up to meet the very survivability, redundancy, mobility, interoperability, and resiliency requirements specified by this Order.

Recognizing the spectrum constraints on fast growing needs for wireless connectivity, in September 2012 the European Commission published a communication promoting the shared use of radio spectrum resources. A study conducted for the European Commission showed that finding additional shared spectrum resources for wireless broadband could create significant net economic benefits for the European Union. With an increase of between 200 to 400 MHz in shared access spectrum for wireless broadband, the scenarios evaluated in the study showed a net increase in the value to the European economy of the order of several hundred billion Euros by 2020. The Commission, therefore, proposed steps to foster the development of wireless innovations in the EU to ensure that the currently allocated spectrum is exploited to the fullest extent possible. This has been followed by Ofcom, the telecommunications regulator in the UK, moving to complete the process to release TV Whites Spaces for shared use.

While it appears to management that spectrum regulation is developing in a favorable manner, we have, nonetheless, chosen to release the initial xMax® product line on the unlicensed 900 MHz ISM band (902 – 928 MHz) in order to minimize our exposure to regulatory risk (see further under the section entitled “Government Regulations, Regulators’ Role in spectrum”). The unlicensed bands are well established and although these bands are allocated for Industrial Scientific and Medical (ISM) use (e.g., microwave ovens and industrial equipment), a major use has been unlicensed (Part 15) systems such as Wi-Fi, Bluetooth, and ZigBee. In the period 1995 – 2005, most of the cordless phones marketed in the US were in the 902 – 928 MHz band, but conflicts with the other uses and availability of DECT equipment has greatly decreased sales of 902 – 928 MHz cordless phones.

The rules for these bands sprung from FCC Docket 81-413 which sought to end an implicit prohibition of spread spectrum/CDMA technology that resulted from a focus on FDMA spectrum uses. This resulted in rules adopted in 1985 that allow unlicensed spread spectrum systems to use these bands for almost any possible application subject to a 1W power limit. When wireless LAN use became of interest several years later, these time-tested rules allowed U.S. market access without FCC deliberations. The 2.4 and 5.8 GHz bands are used for Wi-Fi today. In a similar fashion, we are launching our initial software-defined product offering programmed to operate on unlicensed spectrum in order to speed commercialization of our intellectual property without requiring FCC or NTIA deliberations on opportunistic access. Because we have designed our core technology to be usable beyond the unlicensed band that its initial product offering operates on, we believes that we are well positioned to benefit from possible future regulatory reforms that support wider spread use of spectrum sharing and opportunistic access techniques.

The growth of wireless data over the past few years has made the subject of available spectrum a pressing priority. In fact, the current situation has been referred to as a “looming spectrum crisis”. (FCC Chairman Julius Genachowski, speech to CTIA, October 2009). Responses to this “crisis” have included lobbying efforts to persuade the FCC to find new sources of licensed spectrum and proposals to reallocate existing licensed spectrum. Demand for more spectrum and capacity has also been a key factor in industry consolidation. The rationale given for the AT&T/Cingular merger was based on the fact that AT&T had more spectrum than Cingular, and by combining the companies they could more efficiently serve their customers. Likewise, Verizon’s $3.6 billion bidding to buy unused wireless spectrum and AT&T’S $39 billion attempt to acquire T-Mobile was primarily driven by AT&T’s desire to secure additional spectrum and cell sites in order to provide more capacity across its network.

Our company and our technology and products are based on our belief that there is insufficient spectrum available to satisfy the current and future growth of wireless data. However, we also believe that this crisis is not solely a result of insufficient amounts of available spectrum, but also the result of inefficient use of the currently available spectrum. Rather than merely demanding more spectrum we believe that the more appropriate response to the call for increased bandwidth would be to shift the focus to getting more use out of spectrum that has already been allocated. More effective utilization of the available spectrum can be accomplished in a number of different ways. Advancements in radio technology, such as the movement to the LTE standard from the previous 3G networks, for example, have allowed for better spectrum utilization. This has been attributed to the incorporation of new advanced technologies such as multiple in, multiple out (“MIMO”) and Orthogonal Frequency-Division Multiple to reduce multiuser interference.

Other methods being employed by network operators to meet bandwidth requirements have included off-loading some of the demand to unlicensed Wi-Fi hotspots and selling in-building femtocells that make use of a customer’s own wired Internet connection. Another approach is to build more cell sites closer together. Each cell site would cover a smaller area, and thus offer the ability to reuse frequencies more times in a larger geographic coverage area. However, such would entail more costs, and is time consuming due to local permitting and other considerations. Many of these approaches have been driven by the need to receive more capacity out of limited spectrum.

While the spectrum currently available cannot satisfy the future growth of wireless data, the idea of getting better use out of spectrum (both licensed and unlicensed) by sharing it is receiving increased attention as a more effective and efficient solution for the industry than simply identifying new spectrum. This has led to industry and policy makers to consider technology-based approaches, such as cognitive radio and opportunistic (i.e. shared) spectrum use.

Users of commercial cellular networks are not the only users that are running out of capacity due to spectrum limitations. Wireless users around the globe such as industrial and enterprise users, public safety agencies and those who use unlicensed spectrum (such as Wi-Fi and White Spaces) are also lacking necessary spectrum, but are not being allocated the necessary spectrum due to the fact that regulators have historically prioritized commercial mobile carriers in the allocation of spectrum assets as the demand for both voice and broadband access continues to increase.

We believe that deployment of cognitive radio networks offers the best solution to addressing the pressing need for more efficient use of spectrum.

Radio Spectrum — A Primer

Radio spectrum is a finite resource. In order to utilize this limited radio spectrum better, we have essentially been limited to reallocating swaths held by existing users, who either have to lose some of their spectrum or have to move to other portions of the band.

The best spectrum for two-way radio or cellular types of communications is in lower frequencies. These frequencies are scarce due to technical, historical, and regulatory reasons. A large part of the spectrum (30MHz to 900MHz) that is well suited for cellular and land mobile radio (“LMR”) is occupied by existing business, industrial, public safety, and other license holders. Additionally, only a fraction of this spectrum is practical for mobile commercial consumption as the usage of lower frequencies requires antennas, filters and other components that do not fit into a portable handheld device. There are also many services that have long used valuable spectrum in frequencies that could be reassigned for mobile data and voice since those services could use some other spectrum efficiently.

The availability of widespread high-speed wireless broadband has led to customer uptake that was far greater than the network operators, device manufacturers, and application developers had predicted. The introduction of the iPhone by Apple was a starting point for soaring broadband wireless service demand, and since that time, new applications, including streaming video for TV and movie services, have proliferated. Network operators are struggling with how to keep up with this demand. AT&T reported that 4% of its iPhone customers were accounting for more than 50% of the data traffic on its 3G network, and a Cisco report indicates that today more than 50% of the data traffic on mobile networks is video. This trend is expected to accelerate as network operators begin deploying 4G (fourth-generation cellular services). However, 4G does not fully address the current spectrum issues, and in fact may make it worse as new bandwidth and spectrum-intensive services are brought to market.

Cognitive Radio Networks — A Primer

The industry definition of a cognitive radio is a device that, unlike a traditional radio, can dynamically find and use available frequency to improve throughput and connectivity. This can be done via real-time sensing that allows the radio to scan for unused frequencies and then instantly tune to such frequencies. Cognitive radios can also rely on a database that can tell it what channels are available (usually based on the radio’s location and known spectrum restrictions in that area).

Either or both of these techniques can be used to help the cognitive radio avoid interference and optimize its throughput and connection reliability on a dynamic basis. With detailed information about its local radio frequency (“RF”) environment, cognitive radios are able to change power output, frequency and receive or transmit parameters, in order to extract latent (unused) bandwidth and capacity from crowded unlicensed, as well as underutilized licensed, wireless spectrum.

The key elements of cognitive radio technology include spectrum sensing, spectrum management, spectrum mobility, spectrum sharing, and spatial processing:

Spectrum sensing may be defined as interference-based detection of transmitters with the ability to look at a portion of the spectrum to see if it contains any transmitters that could cause interference to the cognitive radio system. Making the end user devices and network infrastructure cognitive enables both to dynamically react to a wide range of conditions. In the xMax® system, the end user radio is used to inform the network of changes in the RF environment, core infrastructure and other relevant conditions. This allows the network itself, and not just the radios, to adapt dynamically. When only the radio itself is cognitive, each radio will individually optimize its parameters and throughput based on local conditions, without regard to overall system performance. What may be optimal for the radios on an individual basis may not lead to overall network optimization in terms of coverage, throughput or other measures.

Spectrum management is the ability of the system to capture the best available spectrum for use at any given point in time. It is based on the premise that both terminals and base stations can be directed to change their operating frequencies dynamically as needed to keep the communications from interfering with others in that portion of the spectrum, or of being interfered with by others in the same spectrum. By propagating and collecting data from individual radios across the network, a cognitive system approach can make the entire network smarter, and optimize total network throughput. This enables new and useful features such as self-RF planning that can simplify, and reduce the cost of, the deployment and operation of the network. After the RF data is collected, better utilization and performance can be achieved automatically and continuously. This makes the network vastly more adaptable, self-sustaining and self-optimizing in many ways. The ability for the network to provide a level of self-RF planning is only one example of what a cognitive network can offer. Because a cognitive radio network can self-optimize and self-configure, little-to-no frequency coordination between cognitive radio nodes or other radio networks operating in the same frequencies is needed. This leads to an often overlooked benefit of having a self-planning, self-optimizing network: it reduces or eliminates the need for skilled radio technicians. These cognitive radio networks use software, powerful on-board computing power and real-time RF sensing to supplant expensive and overburdened radio technicians. The smart network goes beyond self-frequency planning to also encompass dynamic capacity shifting. That is to say that when a cell is lightly loaded, it can automatically abandon one or more channels in any given sector, thus making those channels available for adjacent cells to use if loading at that cell justifies the need for more spectrum. In addition to the ability to shift spectrum resources around to other cells, it also makes the network as a whole a good neighbor to other systems that might be trying to use the same spectrum in a shared band (like TV White Spaces) by using the minimum amount of spectrum at any given time. Moreover, these capabilities will allow xMax® networks themselves to become mobile, adapting to new spectrum conditions and terrain “on-the-go”, which will make xMax® an excellent solution for expeditionary deployments by defense, public safety and emergency agencies.

Spectrum mobility refers to the ability to make use of spectrum dynamically, commonly called DSA. The system can decide to change bands or channels within the spectrum in which they are operating.

Spectrum sharing is the ability for a cognitive radio system to operate in shared spectrum (unlicensed spectrum, for example), detect stations that interfere with the transmissions, mitigate that interference if possible, or avoid it by changing operating frequencies or other system parameters. By enabling xMax® to tolerate high levels of interference before requiring the radios to switch channels, more “gray spectrum” (containing interference or jamming) can be used in place of white spectrum (clean and interference-free). This makes these white spectrum channels available for other radios that cannot mitigate the interference on their current channel. The overall capability increases the network’s total throughput and capacity greatly —  without consuming additional scarce spectrum resources.

Spatial processing is the use of multiple integrated receiver chains known as MIMO systems that can provide another layer of resistance to interferers. MIMO processing allows better use of the radio channel to improve link budget and data rates. By employing advanced signal processing techniques, we believe that our system can also be used to track and mitigate interference from multiple mobile transmitters using sophisticated signal processing algorithms. The ability to mitigate, rather than simply run away from interference will be critical going forward. We believe that there will be no more “white spaces” and that all spectrum will be made up of “gray spaces” (interference laden frequencies) caused by a system’s own self-interface or that which is caused by other nearby systems.

We believe that a true cognitive or intelligent radio network will make use of most, if not all, of these capabilities in order to be able dynamically to keep the system operating by mitigating or avoiding interference that may show up in the frequencies the cognitive network is currently using. If the interference becomes too severe, an intelligent system will be able to locate other spectrum and shift the radio links to new frequencies nearly instantaneously. Using cognitive radio techniques, the cognitive network can intelligently share spectrum and extract more bandwidth via “opportunistic use” of shared spectrum resources.

Today’s cognitive radio systems are taking advantage of new antenna technology (such as MIMO) and digital signal processors (DSPs) with advanced, innovative software algorithms. This evolution has also yielded a class of DSPs that are incredibly powerful, yet still energy-efficient. These and other technologies are enabling a new generation of smart (i.e., cognitive) radios. In general, the limiting factor in high capacity wireless systems is interference. As stated above, there are a number of ways to deal with interference to keep the communications link up and running. Unlike traditional systems (such as 3G and 4G), cognitive systems can recognize and then deal with interference locally and in real-time, thus greatly increasing the capacity of new and existing spectrum.

Products

xMax®:  the first implementation of xG’s innovative cognitive radio intellectual property is xMax®. Operating initially within the 902 – 928 MHz license-free band, xMax® is a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® technology we are developing is spectrum agnostic. In any spectrum band that xMax® will operate in, we will break the band into channels and sub channels. We will then use spatial processing and adaptive modulation to mitigate interference in that band. If the band becomes unusable because of overwhelming interference, we will then use dynamic spectrum access to change to another channel or band. The xMax® product suite we are currently developing is band specific due to the current limitations in RF technology that can be produced for a given size, cost and complexity. Multiband, small, portable devices today require custom developed integrated circuits, which are on our technology roadmap, but not currently available. The mid-term objective is to transition implementation of xMax® to a licensing and semiconductor chip business model, which is anticipated to begin in 2016.

The xMax® system design represents a turnkey network solution that will include rapid-deploy self-organizing access points (base stations), fixed and mobile personal Wi-Fi hotspots, mobile switching centers, as well as network management and deployment tools. A key feature of the xMax® system is the ability to leverage off-the-shelf commercial mobile devices (such as smartphones, laptops and tablets), resulting in reduced network infrastructure, maintenance and operational costs. The xMax® system will allow mobile operators to utilize free, unlicensed 902 – 928 MHz ISM band spectrum (available in most of the Americas) instead of having to purchase scarce licensed spectrum which can be prohibitively expensive. In addition, mobile network operators will be able to use xMax® cognitive radio technology to add additional capacity to licensed spectrum by identifying and utilizing unused bandwidth in those frequencies.

Our xMax® system is designed to utilize an advanced cognitive radio technology that incorporates OFDM and MIMO to increase interference tolerance, allow mobility, and improve resistance to fading. All xMax® products leverage an array of high-performance, low-cost digital signal processors (DSPs) that enable multidimensional signal processing that mitigates interference and dynamically optimizes available spectrum. xMax’s software defined radios (SDR) are designed to be inherently frequency-agile, which will allow network access points and user devices to automatically retune and operate on clearer channels within the band. This innovative signal processing will enable xMax® to deliver a licensed spectrum experience using unlicensed spectrum.

The product portfolio that we are creating by combining advanced computer processing power and novel wireless design means that a technology solution is becoming a viable alternative to past public and private spectrum acquisition policies. We employ a multifaceted cognitive radio approach that combines sophisticated interference mitigation capabilities with innovative dynamic spectrum access attributes. The former features MIMO smart antenna technologies. Employed in concert, these capabilities will help squeeze additional usable spectrum out of airwaves once considered unusable for advanced mobile communications.

CN5100:

The xMax® CN5100 is a device that allows users of Wi-Fi-enabled smartphones, tablets, notebooks and other devices to access the Internet through the xMax® cognitive radio network. The CN5100 acts as a transparent protocol bridge that connects end user devices to the wide-area xMax® network using secure Wi-Fi links, USB or Ethernet cables. It supports not only fixed users but will also supports mobile users and has been designed to provide exceptional QoS (Quality of Service) and MoS (Mean Opinion Score) while supporting calls, texting (SMS) and broadband data streams over the xMax® network.

The CN5100 includes a Wi-Fi router chip that allows it to simultaneously support multiple external devices wirelessly. It will enable operators to deploy long-range xMax® networks that can integrate with the large installed base of Wi-Fi and Ethernet-capable devices. Subscribers will easily be able to install and set up an CN5100 to support any device having a Wi-Fi, USB or Ethernet connection. By incorporating xMax® radios and 2x4 MIMO technology, CN5100s can provide range and reliability that management believes is superior to Wi-Fi-based wide-area systems.

The CN5100 and xMax® system is designed to support nomadic and mobile connectivity (including high-speed handoffs) which will allow xMax® operators to offer on-the-go services that differ from those of fixed services, such as cable and DSL. It will be possible to deploy xMax® in fixed, mobile or nomadic configurations. When a planned later version of xMax® delivering higher data rates is deployed in a fixed manner rural telecommunications operators could recover the cost of the network via the Universal Service Fund (“USF”) subsidy mechanism. Recent regulatory reform has begun to transition USF support to broadband capable networks. Because xMax® can carry both voice and data, we believe that xMax® is well suited for rural carriers to handle such a transition. As with all the components in the xMax® family of products, the CN5100 is designed to offer increased range, flexibility, throughput and reliability, while reducing network deployment and management costs. Management believes this will make xMax® an attractive solution for WISPs, mobile telecommunications operators and other service providers.

CN3100:

The xMax® CN3100 Vehicle Mounted Modem is an IP67-rated ruggedized subscriber device that is designed to be installed inside or outside vehicles. The CN3100 acts as a transparent protocol bridge, allowing users of WiFi-enabled smartphones, tablets, notebooks and other devices to seamlessly access the Internet through the xMax cognitive radio network.

The CN3100 is waterproof and made to withstand wide temperature ranges and challenging environmental conditions. It has been designed to meet the extreme demands characteristic of expeditionary environments, making it ideally suited for employment in the public safety, homeland security, and military market places.

While primarily developed for vehicle usage, the CN3100 may also be externally mounted in fixed locations like parks or other outdoor areas to provide WiFi access for use in monitoring, surveillance, machine-to-machine and other applications using the xMax backhaul link.

CN1100:

The xMax® CN1100 is an all-IP wireless access point that will deliver wide area coverage and reliability even when there is significant interference. The CN1100 brings together innovative technologies including Software Defined Radio (SDR), cognitive networking and a 2x4 MIMO in a compact and affordable broadband access point. These capabilities will enable the CN1100 to deliver wide area coverage and broadband throughput for fixed, nomadic and mobile applications.

xMax® radios and 2x4 MIMO technologies give the CN1100 range and reliability surpassing Wi-Fi-based systems. The CN1100 (as well as all xMax® components) will support nomadic and fully mobile connectivity, including high-speed handoff that will allow xMax® operators to offer on-the-go services that differ from those of fixed services, such as cable and DSL. As part of the xMax® family of products, the CN1100 is designed to offer increased coverage, throughput and robustness while reducing network deployment and management costs, making it, we believe, an attractive solution for WISPs, mobile telecommunications operators and other service providers. When implemented, Self-Organizing Networking (SON) technology will simplify and speed deployment for commercial, private and tactical networks.

The CN1100 is a small, single channel device that will provide a data rate of up to 3 Mbps per channel and supports a range of 1 to 5 miles (non-line-of-sight) and up to 8 miles (line-of-sight), depending on conditions. The xMax® system is designed so that it will be possible to collocate multiple CN1100’s in order to increase system capacity. CN1100’s are GPS time-synchronized to avoid self-interference, which increases overall system capacity and load leveling. These features, along with deterministic Media Access Control (MAC) for high-quality voice calls, give the xMax® system improved scalability in real-world conditions.

Having numerous accessible channels will allow neighboring network nodes (made up of one or more CN1100’s) to utilize non-interfering channels automatically when employing the network self-planning features that are in our technology roadmap. This will allow the network to grow and scale more easily without the operator having to redesign the network RF plan each time a device moves, or when CN1100’s or users are added or removed from the network.

CN7200:

The xMax® Mobile Control Center (“CN7200”), formerly known as the xMSC, is the backbone network element in the xMax® regional network. The CN7200 bridges the delivery of the voice and data services, and manages all elements in the regional network (access points, CN5100s and CN3100s).

The CN7200 acts as an aggregation point for the connected CN1100’s. It performs routing and security functions. The xMCC is typically connected to the Global Information Grid (GIG) and one or more VoIP soft switches.

xMonitor/xDrive:

These software tools provide integrated and comprehensive network and element management for the xMax® network, as well as mobile network throughput and coverage optimization.

xMonitor is a component of the xMCC that monitors the status and health of all CN1100’s, CN7200 elements, and VoIP core elements. It provides end-to-end IP network management and monitoring services. xMonitor is a web-based application that will be installed at an operator’s Network Operation Center, enabling remote management of network status. The program runs as a live application that continuously collects data from the network, updating the aggregated information without user intervention. It can be programmed to display specific views around the clock — providing an at-a-glance heads-up display from which to survey the network.

xDrive is a drive mapping utility designed to gather, display and log performance statistics from the CN5100 and CN3100. It will allow field technicians to map the coverage of a deployment of CN1100’s, as well as providing CN5100/CN3100 to CN1100 to link statistics.

Competition

The wireless technology sector is intensely competitive and is rapidly evolving. Several vendors have researched and experimented with cognitive radios. This research predominately falls under the traditional industry defined use of a cognitive radio where cognitive capabilities are restricted to dynamic spectrum access (“DSA”) within the radio device. However, we believe that only a few vendors are undertaking development across all the key elements of cognitive technology: spectrum sensing, spectrum management, spectrum mobility, spectrum sharing, and spatial processing.

As an example, both Spectrum Bridge and Microsoft have developed a database approach to frequency reuse. This method was developed specifically to enable unlicensed broadband systems to coexist with existing TV transmitters in the TV White Spaces band.

We not only face competition from other companies developing cognitive radio solutions but we are also competing for sales to end-user customers with companies offering solutions utilizing other technologies for access to licensed and unlicensed spectrum, such as LTE and Wi-Fi.

In the cognitive radio market, our competitors include, Neul Ltd., Shared Spectrum Corporation and Adaptrum.

End-customers in the rural broadband market are being offered a choice of solutions based on alternative technologies, such as LTE and Wi-Fi. Global communications networking equipment vendors such as Ericsson, Huawei, Alcatel-Lucent and others are actively selling and deploying LTE and, to a lesser extent, WiMax equipment with rural telecommunications operators that own, or can lease, appropriate licensed spectrum frequencies. We also face competition for equipment sales with Ruckus Wireless, Ubiquiti Networks and Cambium Networks, which have also targeted markets for communications systems around the world similar to our target markets. Although these companies are vastly larger than we are, with significantly greater resources, we believe that we or our channel partners will need to convince end users to consider our offerings as a viable alternative to these larger companies if we are to succeed.

It is not uncommon for a single rural operator to deploy a mix of technologies (such as LTE and Wi-Fi) to address differing applications, spectrum holdings and economics across their market areas. As new technologies are introduced and spectrum availability and costs increase, we anticipate that rural telecommunications operators will continue to deploy a growing range of innovative solutions that deliver voice and data communications to their customers.

The main vendor in the public safety market is Motorola Solutions, which is a global player that holds a highly dominant market share in the U.S. of over 80% in public safety and government wireless networks.

In the defense market, there are several large and significant companies that provide wireless communications systems to U.S. and international military agencies, including Harris Corporation, ITT Industries, Raytheon, Boeing, Thales Communications and Lockheed Martin. It is common for one competitor to be a subcontractor to another competitor who is the prime contractor and vice versa as programs of record ramp up and ramp down over time.

A number of our current or potential competitors have long operating histories, significant brand recognition, large customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. As an emerging technology company, our brand is not as well known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features.

Competitive Positioning

Regulatory risk — we believe that our choice initially to develop our cognitive radio technology utilizing the unlicensed 902 – 928 band exposes us to less regulatory risk than companies building products upon newly available TV White Space frequencies. Whereas the 902 – 928 MHz band has withstood multiple attempts to redefine the rules regarding its use, newer frequency bands such as TV White Spaces have yet to demonstrate their permanence. Specific initiatives to license off TV White Space frequencies for cellular carrier use are being promoted by licensed spectrum stakeholders. While our core technology can be adapted for operation upon such newly available frequencies once their staying power has been demonstrated, we believe that we are not subject to the same make-or-break dependency upon the availability of TV White Spaces as are most other cognitive radio product companies.

Mobility — we are specifically developing our product line to support mobility. We believe that mobility is an important differentiator with regard to our offering in the marketplace. Designed to do its own RF planning automatically by utilizing an extended range of non-interfering channels without manual intervention, xMax® will offer the ability to make the entire network infrastructure mobile, with CN1100 base stations able to move in relation to each other as well as to CN5100s, CN3100’s and users. We believe this feature will be unique to xMax® and will address a major capability gap for defense, homeland security, and public safety agencies which all require “on the move” communications networks. These agencies currently have no equipment or capacity for this identified and urgently needed capability.

Support for both real-time VoIP and data sessions utilizing a single set of infrastructure — Most IP systems do not carry large numbers of simultaneous voice conversations. We have focused on designing a core technology that is capable of carrying both mass-scale voice and data sessions on the same network.

Interference mitigation — Whereas most efforts to date focus on interference avoidance, we have extended our core competency into the realm of interference mitigation. In a world where wireless demand is certain to result in more, not less, congested airwaves, we believe that our intellectual property that can help to ameliorate interference is a unique competitive advantage in the marketplace.

We believe we compete favorably on these factors. However, our industry is evolving rapidly and is becoming increasingly competitive. Other developers could develop alternative wireless cognitive networks and other technologies that may adversely affect our ability to attract and retain customers. These competitors may include companies of which we may not be currently aware.

Sales and Marketing

Our strategy is to sell intellectual property and the equipment in which our intellectual property is initially implemented, globally direct and through an indirect channel network that we will leverage in order to upscale our selling efforts without the significant cost of a large direct sales force. Our channel partners will utilize their own internal and external sales representatives to provide lead generation among their established customer base and beyond, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. In certain cases, service providers may also act as a channel partner for sales of our solutions to their existing customers or new enterprise accounts.

Our sales team currently is comprised of business development, relationship and account executives and a channel manager. This sales team is focused on supporting our current customers, as well as nurturing relationships with prospective customers in key domestic and international markets. Our relationship managers support the development of sales presentation materials and training of our channel partner sales personnel to assist them in marketing our services, either directly or indirectly to their customers. We also directly train and support selected key customers and technology providers in order to grow an active client base and solidify relationships. We are currently using the SalesLogix Customer Relationship Management (CRM) tool to manage our sales activity and manage these relationships.

We also have a relationship with one of the leading grant writing and funding specialist firms in the United States, Gilmore Tragus Strategies, LLC (“GTS”). GTS has written applications for, and their customers have been awarded, over $1 billion in local, state and federal funding initiatives over the past ten years. Having a partner like GTS gives our sales team and channel partners a competitive advantage because these grants can provide a majority of the funding needed to purchase our products and services.

As of October 8, 2014, our business development, sales and marketing team consisted of 16 full-time employees or contractors, supported by outside marketing professionals.

Customers

Although still at an early stage, we have begun to implement our sales and marketing strategy, both through direct sales to end-customers and indirect sales to channel network partners and we have entered into a number of equipment purchase, reseller and teaming agreements as a result.

In addition to the sales backlog of $7.4 million that was outstanding at December 31, 2012, the Company has added $12.1 million of additional sales orders from January 1, 2013 through December 31, 2013. At December 31, 2013 the total backlog of reseller agreements was $15.9 million and the total backlog of purchase orders was $18.7 million for a total of $34.6 million.

These agreements contain certain conditions to payment to us, including (depending on the agreement) FCC equipment authorization, delivery of equipment and services, acceptable performance of equipment, delivery of purchase orders and favorable customer financing. In the event that the systems that we deliver to these potential customers do not satisfy certain technical expectations or requirements of those customers, we will not receive any revenue from these purchase orders.

We have begun to fulfill orders now that our equipment has been certificated by the FCC. Revenues are recognized over the respective lives of the agreements according to the delivery and transfer of ownership and risk of xMax® equipment and the provision of services as well as specification of features required by our customers.

Manufacturing and Suppliers

We retain contract manufacturers to manufacture, test, assure the quality of, and ship our products. We primarily utilize contract manufacturers located in the United States to ensure proximity between the manufacturer and our design and development engineers and with the initial customers we anticipate winning.

Our internal manufacturing organization consists of a small number of supply chain managers, employees and contractors who supervise the manufacture of our products at contract manufacturer sites. We rely on our contract manufacturers, test engineers and our internal quality assurance resources to implement quality assurance programs designed to assure high product quality and reliability.

In the future, we will focus on our core strengths, which are innovation and technology design and the development, creation and exploitation of our intellectual property. Accordingly, we ultimately plan to become a designer, developer and fabless supplier of xMax® integrated circuits and system software solutions for xMax® products where we would supply integrated circuits produced by third party manufacturing partners under license, software, reference designs, features, tools and technical support. We expect this transition to begin in 2016.

We rely on third party components and technology to build our products, and we procure components, subassemblies and products necessary for the manufacture of our products based upon our design, development and production needs. Once we have retained a contract manufacturer, they will be responsible for obtaining these components, subassemblies and products. While components and supplies are generally available from a variety of sources, we currently depend on a single or limited number of suppliers for several components for our products. We are using a single source digital signal processor that may be difficult to replace with an equivalent performance device. In the longer term, we are planning to adapt the xMax® system to run on multiple low cost platforms. We rely on purchase orders rather than long-term contracts with our suppliers. We do not currently stockpile enough components to mitigate any potential supply disruption if we are required to re-engineer our products to use alternative components.

Intellectual Property

Our business is significantly based on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we use to develop our technologies, solutions and products. We have developed a broad portfolio of intellectual property that covers wired and wireless communications systems. As of October 8, 2014, in the United States, we have 51 patents granted and 9 patent applications pending. Internationally, we have 64 patents granted, 71 patent applications pending, and 5 Patent Cooperation Treaty (PCT) applications.

Areas of our development activities for xMax® and beyond that have culminated in filings and/or awarded patents include:

•	Spatial Processing (MIMO);
•	Self-Organizing Networks;
•	RF Modulation;
•	Compression (protocols, payload, signaling, etc.);
•	Modulators/Demodulators;
•	Antennas/Shielding;
•	Wired and Wireless Networks;

•	Media Access Control Protocols;
•	Cognition enabling over the air protocols (MAC layer);
•	Wireless data compression;
•	Dynamic Spectrum Access (DSA); and
•	Quality of Service.

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We also actively engage in monitoring activities with respect to infringing uses of our intellectual property by third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our products and other intellectual property. We typically own the copyright to our software code, as well as the brand or title name trademark under which our products are marketed. We pursue the registration of our domain names, trademarks, and service marks in the United States and in locations outside the United States. Our registered trademarks in the United States include “xG”, and “xMax®”, the names of our suite of products, among others.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products are sold or distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business, thereby harming our operating results.

Companies in the mobile wireless communications technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We may face allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As our business grows, we will likely face more claims of infringement.

Government Regulations

Regulators’ Role in Spectrum

In the past, all radios were designed with the assumption that they were operating in a spectrum band that was free of interference. There was no requirement to design radios with the ability to dynamically change channels or change spectrum bands in response to interference. These radios required pristine, dedicated licensed spectrum to operate. This led to the FCC and other regulators worldwide licensing spectrum to a particular network operator, for example, cellular paging or wireless service provider so that interference would be carefully controlled. Because of this past legacy, significant blocks of spectrum were underutilized. Even in spectrum bands that might be considered to be highly utilized, valuable spectrum can sit idle in sparsely populated areas or at certain hours of the day when network use dramatically drops.

There are also applications such as paging that have fallen out of favor and contribute to this underutilization. Despite the dramatic drop in the use of pagers, a large amount of spectrum is still dedicated to this application. This regulatory policy has led to inefficient use of spectrum and consequently the declaration of a spectrum crisis. While regulators are continuing to allocate spectrum based upon this assumption that radios do not have the ability to share spectrum, they are now starting to embrace the concept of shared spectrum and the opportunistic use of spectrum enabled by cognitive radio networks.

Regulators are starting to ease the rules relating to the allocation and access of spectrum. A good example of this is the shared use of TV broadcast spectrum via the creation of TV White Spaces for wireless broadband. The FCC and other spectrum regulatory agencies like the UK’s Ofcom have begun the process to allow cognitive radios to use freed-up spectrum resulting from the transition from analog to digital TV broadcasts. For example, TV white space continues to gain momentum in the US and Europe with multiple deployments and trials being supported by some of the world’s largest technology companies. Furthermore, a new group has been formed called AIR.U that is being funded by Microsoft, Google and others to utilize TV White Spaces to bring high-speed Internet services to rural campuses, schools and other institutions in the US. Similar initiatives are being undertaken in the UK with extensive trials being done in both urban and rural settings using TV White Spaces. In addition to two of the largest technology companies mentioned above, Nokia is also taking a leading role in the UK’s TV White Space trials. While there have been rumors circulating that the FCC was somehow taking back TV White Spaces, there appears to be no actual indication of this taking place. In fact, the FCC appears to be approving more TV White Space database administrators as well as certifying additional radio platforms for operation in TV White Spaces. It is possible, nonetheless, that over time, TV White Spaces could be reclaimed by Congress or the FCC and re-auctioned for licensed use. However, that is a risk any unlicensed spectrum faces and has never actually occurred in the US. Other countries globally are also seriously considering creating their own TV white space allocations. These countries include Canada, Brazil and the EU.

Operators and consumers are able to use available unlicensed spectrum bands for the delivery of new applications and inexpensive broadband capacity. An example of this is the data offload efforts of some carriers that use 802.11 Wi-Fi (in the 2.4 and 5.8 GHz unlicensed bands) in densely populated areas where their 3G network is congested. This allows carriers to continue supporting mobile voice and data services over their licensed spectrum, while data that can be consumed at a fixed location (airport, coffee shop, office, etc.) is forced over an unlicensed Wi-Fi link. However, the popularity of Wi-Fi and other devices that use these frequencies has resulted in crowded and noisy spectrum that not only has to support the carriers’ smartphone data, but all other applications from other devices in that band as well. The interference in these bands affects the capacity and efficiency of this spectrum for conventional radios. However, where conventional radios see “walls of interference”, cognitive radios can uncover “windows of opportunity” and recover up to 85% of the total unused bandwidth in these frequencies.

The FCC’s Part 15 rules that govern use of the 902 – 928 MHz ISM band and other unlicensed spectrum bands are well established and are considered responsible for creating an environment where technology and innovation has flourished. They are recognized as having helped create an industry that has generated tens of thousands of high technology jobs, added billions of dollars to the United States economy, and brought the benefits of a wide variety of convenient, economical communications devices to business, industry, education, health care providers and consumers alike. While there have been some attempts to challenge them, they have always been reaffirmed and we have every reason to believe they will remain so.

Even during the recent debates over spectrum policy, there have been no suggestions put forth by the FCC, the Congress or industry to repurpose the ISM unlicensed band to a licensed one that could be auctioned off. The reallocation of a band that is in active use by so many devices would be prohibitively disruptive. Given the long history and widespread use of the ISM band for such a wide array of communications, we feel very confident that it will remain open to use by technologies such as xMax® for the foreseeable future.

While devices operating upon unlicensed bands do not require FCC licensing, they are not unregulated and must meet the Federal Code of Regulation (CFR) FCC Part 15, which is a common testing standard for most electronic equipment. FCC Part 15 covers the regulations under which an intentional, unintentional, or incidental radiator that can be operated without an individual license. FCC Part 15 covers as well the technical specifications, administrative requirements and other conditions relating to the marketing of FCC Part 15 devices.

In order to reduce regulatory risk and gain familiarity with the requirements we elected to obtain FCC equipment authorization on some of our pre-commercial prototype xMax® devices. FCC authorized testing laboratories were used to make measurements to ensure that the prototype equipment complied with the appropriate technical standards. Although not required unless specifically requested, we submitted a sample unit and representative data to the Commissions demonstrating compliance. Multiple briefings were also scheduled with the FCC Chief of the Office of Engineering Technology (OET) and staff, which is responsible for Equipment Certifications in an effort to inform them of our design approaches and objectives.

Limitation of existing solutions.  Existing wireless networking technologies such as standard 802.11 based Wi-Fi, WiMAX and LTE have been designed to satisfy the increasing demand for broadband access and support mobility. According to a Gartner forecast in May 2011, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a CAGR of 34%. However, these existing alternative networking solutions often fail to meet the price-performance requirements of wireless networking in emerging markets, which in turn has led to low penetration and large populations of unaddressed users in these areas. As a result, there is a strong need for cost-effective solutions to deliver wireless networking solutions to consumers and enterprises in underserved and underpenetrated markets. These solutions must be robust and provide service equivalent to that of alternative wired and wireless solutions while simultaneously meeting the economic objectives of network operators and service providers in these markets.

Increasing use of the unlicensed spectrum.  Private industry in underserved and underpenetrated markets worldwide has responded to the lack of wired infrastructure by deploying wireless networks utilizing unlicensed RF spectrum. These network operators and service providers often cannot afford the capital outlay to acquire licenses for the licensed RF spectrum and have consequently designed their wireless networks for the unlicensed RF spectrum. In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. As a result of high demand for the unlicensed RF spectrum, use of this spectrum to provide high quality wireless networking has become more challenging and congestion is limiting the growth of wireless networks.

Government incentives for broadband access.  Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses. For example, in many countries, including the United States, the responsible regulatory agencies have released the spectrum previously used for broadcast TV, known as the TV White Space, to relieve some of the congestion. The United States and other countries have adopted stimulus plans to increase the delivery of robust broadband access in unserved and underserved areas. The World Bank has reported that 12 countries and the EU have committed an aggregate of $122.4 billion in broadband stimulus funds to date.

Employees

As of October 8, 2014, we employed 90 full-time equivalent employees, contractors or consultants, which included 62 in development, 4 officers, 6 in general and administrative, 2 in business development, 2 in operations and 14 in sales and marketing. As of that date, we had 90 full-time equivalent employees, contractors or consultants, based in the United States. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union or is a party to a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

Our corporate headquarters and marketing and business development office are located in Sarasota, Florida, in an office consisting of a total of 3,403 square feet. For our research and development, engineering, sales and support personnel we also have an office in Sunrise, Fort Lauderdale, Florida consisting of 12,832 square feet pursuant to a lease that expires on May 11, 2016. We believe our current facilities are sufficient for our current needs and will be adequate, or that suitable additional or substitute space will be available on commercially reasonable terms, for the foreseeable future.

Legal Proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Future litigation may be necessary to defend ourselves and our customers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights.

On April 22, 2014, the Company’s former banker filed a lawsuit in the U.S. District Court for the Southern District of New York alleging that the Company breached the underwriting agreement signed in November 2013. The plaintiff has alleged damages in excess of $75,000. The parties reached a confidential agreement to settle the action and the lawsuit was dismissed with prejudice on June 18, 2014. The amount of the settlement did not have a material impact on the Company’s financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of all of the directors and executive officers of the Company and the positions they hold as of the date hereof.

Name	Age	Position
George F. Schmitt	71	Executive Chairman of the Board and Director
John C. Coleman	60	Chief Executive Officer, Chief Operating Officer and Director
Roger G. Branton	47	Chief Financial Officer
James Woodyatt	46	President
Belinda Marino	54	Secretary
Gary Cuccio	68	Director
Kenneth Hoffman	58	Director
Richard L. Mooers	51	Director
Raymond M. Sidney	44	Director
Larry C. Townes	65	Director

Background of Directors and Executive Officers

George F. Schmitt, Executive Chairman of the Board and Director

Mr. Schmitt has over 40 years of broad telecom experience in wireless and wireline companies and has built wireless networks in a dozen countries. He is a major investor in xG Technology through his personal holdings and through his holdings in MBTH and became Executive Chairman of the Board on July 19, 2013 while previously serving as a Director since March 2011. He also previously served as the Chief Executive Officer of MBTH, from December 2010 through December 2013. Mr. Schmitt currently sits on the board of directors of SecureAlert, Culient, and the California Thoroughbred Breeders Association. Mr. Schmitt previously served as a director of TeleAtlas, Objective Systems Integrators, Omnipoint and LHS Group. Mr. Schmitt is a principal of Sierra Sunset II, LLC and served as a former Trustee of St. Mary’s College. In addition, Mr. Schmitt has served as a director of many privately held companies including Voice Objects, Knowledge Adventure, Jungo and Cybergate, among others. Mr. Schmitt has also served as Financial Vice President of Pacific Telesis and chaired the Audit Committees of Objective Systems Integrations and TeleATLAS. Mr. Schmitt received an M.S. in Management from Stanford University, where he was a Sloan Fellow, and a B.A. in Political Science from Saint Mary’s College.

Mr. Schmitt was selected to serve on our board based on his extensive experience with technology and networking companies and broad experience in the telecommunications industry and his status as a significant investor in our company.

John C. Coleman, Chief Executive Officer and Director

Mr. Coleman brings to us 35 years of combined experience in expeditionary operations from both government service and the private sector. Since June 2010, he has served as the Chief Executive Officer and Chief Operating Officer of the Company. From January 2009 to June 2012, he was the Chief Executive Officer of Joint Command and Control Consulting (JC3), a consulting services firm he founded that is focused on the development, integration, and delivery of mature and emerging technologies in support of expeditionary operations, particularly as related to command, control, and communications. In conjunction with its strategic partners, JC3 provides C4ISR-related systems, service, training, and support to expeditionary responders, both civil and military. He also served as a Vice-President of Hunter Defense Technology, a position he held from July 2006 to December 2008. In the thirty years preceding private sector employment, Mr. Coleman served the United States as a U.S. Marine Officer. Defining the character of his service upon retirement, Mr. Coleman was awarded the nation’s Distinguished Service Medal, an honor very rarely and only under exceptional circumstance bestowed to Marines below the rank of General Officer. He retired from the U.S. Marine Corp as a Colonel. He possesses top secret clearance which gives him access to several of our major markets. Currently, Mr. Coleman serves as a member of the board of xG.

Mr. Coleman was selected to serve on our board based on his extensive experience in the military and his top secret clearance, which are critical elements of our Company’s ability to conduct business with the segments of the government and Homeland Security that we have targeted.

Roger G. Branton, Chief Financial Officer

For the past 12 years he has served in a variety of positions with our company since its founding in August, 2002. Mr. Branton currently serves as our Chief Financial Officer since inception. He also serves in similar capacities at MBTH, a company he co-founded with Richard Mooers and George Schmitt in 2010. He graduated from West Chester University in Pennsylvania with a Bachelor of Science degree in accounting. He trained as a certified public accountant in 1989.

James Woodyatt, President

Mr. Woodyatt has served as our President since April 20, 2012. He also served as our Deputy Chief Executive Officer from June 2007 to April 20, 2012, at which time James assumed the President title, and as a Director from January 2007 through July 2013. From February 2006 until October 2011, James served as President of Veegoo Holding SA, a company he co-founded in 2006 and as a Managing Director of Veegoo Capital Services SA, a group which is active in business advisory and private equity.

Belinda Marino, Secretary

Mrs. Marino has served secretary since August 2013. Mrs. Marino is also an employee of the Company serving as the Director of Human Resources since 2006. In addition to the above, Mrs. Marino has ongoing responsibilities for functions that include corporate banking activities and corporate governance. Mrs. Marino earned a PHR (Professional in Human Resources) Certificate from the HR Certification Institute in 2009.

Gary Cuccio, Director

Gary Cuccio has over 35 years of broad operating experience in wireless, software, engineering, operations, sales and marketing. Mr. Cuccio currently serves as Chairman of Openet Telecom Ltd. Based in Dublin, Ireland, Openet Telecom is a venture-backed software company providing IP mediation to leading Telco’s on a global basis. Mr. Cuccio also serves on the board of mBlox as the chairman of its audit committee. mBlox is a venture-backed startup providing a service bureau for SMS messages in the wireless space. Headquartered in London and Sunnyvale, CA, mBlox operates in Europe, the U.S. and Asia. Previously, Mr. Cuccio was CEO of ATG, a CLEC based in California, Oregon, and Washington. Prior to ATG, Mr. Cuccio was CEO of LHS group (Nasdaq: LHSG), a Telco billing software supplier. LHS was acquired by Sema, a French software company, in Q3, 2000 for $6.8BB. Mr. Cuccio was also COO of Omnipoint, a PCS mobile wireless carrier. Mr. Cuccio’s experience also includes several positions held at Airtouch, most notably Vice President of Operations for Europe, Vice President, Asia and President of Airtouch Paging. The company was merged with Vodafone in 1999. He has also served as chairman of the board and audit committee chairman of privately held companies and has helped sell and merge several public and privately held companies. Mr. Cuccio started his career with 27+ years at Pacific Tel in Operations, Engineering, Customer Service and Sales & Marketing, ending his tenure there as VP/General Manager.

Mr. Cuccio received his AMP from Harvard University, his MBA from St. Mary’s College and his BA in Political Science from California State University Los Angeles.

Mr. Cuccio was selected to serve on our board based on his 45 years of experience with technology and communications companies as well as his financial and audit committee background. Mr. Cuccio qualifies as an “audit committee financial expert” within the meaning of the SEC regulations.

Kenneth Hoffman, Director

Mr. Hoffman joined the Company in August 2010 as an advisor. Ken Hoffman is Vice President of Regulatory Affairs for Florida Power & Light Company, the rate-regulated subsidiary of NextEra Energy, Inc. (NYSE: NEE), one of the nation’s leading electricity-related services companies. He is responsible for providing assistance in the management and oversight of FPL’s regulatory activities before state regulators and the State Legislature on energy matters. Mr. Hoffman joined FPL in 2008 after a successful career in private law practice specializing in the representation of public utilities and telecommunications companies before the

Florida Public Service Commission, the Florida Legislature and the Florida courts. He has over 25 years’ experience representing various types of telecommunications carriers including wireless before regulatory and legislative bodies. His expertise in regulatory proceedings in Florida will be helpful as we grow and face potential regulatory actions. Prior to joining FPL, he was a shareholder at Rutledge Ecenia Purnell & Hoffman, PA, in Tallahassee, Florida for 14 years.

Mr. Hoffman was selected to serve on our board based on his extensive experience in the utility industry, a key industry segment to utilize our products and services.

Richard L. Mooers, Director

Richard Mooers has been involved in telecommunications activities for over 20 years and has significant expertise in accounting, risk management, and controls. For the past 12 years he has served in a variety of positions with our company since its founding in August, 2002. Mr. Mooers served as our Executive Chairman of the Board from inception until July 19, 2013 and will continue to serve as a Director, a position he has held from inception. He also serves as Chairman, CEO and Director of MBTH a company he co-founded with Roger Branton and George Schmitt in 2010. Richard graduated summa cum laude from the University of Maine, with a Bachelor of Science degree in business administration in 1985. He remains one of the major investors in the Company.

Mr. Mooers was selected to serve on our board based on his extensive experience with technology and telecommunications companies, including as a founder, executive and investor.

Raymond M. Sidney, Director

Dr. Sidney has established several real estate investment ventures and been involved with a number of companies, including Covia Labs, Hemedex, Edison2 and Commuter Cars as an investor, board member or advisor. He also serves on the Vision Circle of the X PRIZE Foundation. Prior to this, Dr. Sidney was the second software engineer hired at Google, Inc. Previously, Dr. Sidney had worked as a security expert and software engineer at RSA Labs and D.E. Shaw & Co., among other companies. He provided the implementation expertise for RC6, RSA’s candidate cipher for NIST’s quest for AES, a successor to the Data Encryption Standard. Dr. Sidney attended Caltech and Harvard, and he received a bachelor’s degree in mathematics from Harvard in 1991. He then entered the graduate program in mathematics at MIT, where he specialized in cryptography and received a PhD in 1995. His higher mathematics knowledge will be helpful to our development team. Dr. Sidney’s business experience includes running and investing in startups through his venture capital company, Big George Ventures. In addition, he is active in many educational and environmental undertakings in the Lake Tahoe area.

Mr. Sidney was selected to serve on our board based on his extensive experience with technology companies and broad experience in the venture capital industry.

Larry C. Townes, Director

Mr. Townes currently serves as the Chief Executive Officer of Townes Tele-Communications, Inc., a position he has held since 1981. At Townes Tele-Communications, a holding company with widely diversified business interests, Mr. Townes directs the operations as Chairman of the board. These interests include eight incumbent rural telephone companies operating in seven states, wireless operations which include cellular radio service, petroleum exploration and production, and agricultural operations and related riparian rights in northern Texas. He is the owner of a bank in Arkansas and Texas. Mr. Townes also serves on the boards of a number of other privately held companies. He has relevant experience in business undertakings around the world.

Mr. Townes was selected to serve on our board based on his extensive experience with technology and networking companies and broad experience in the telecommunications industry.

Board Composition and Committees and Director Independence

Director Independence

Our board of directors currently consists of seven members: Richard L. Mooers, John C. Coleman, Gary Cuccio, Kenneth Hoffman, George F. Schmitt, Raymond M. Sidney and Larry C. Townes. All of our directors will serve until our next annual meeting and until their successors are duly elected and qualified.

As we are listed on NASDAQ, our determination of independence of directors is made using the definition of “independent director” contained in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Our board affirmatively determined that Gary Cuccio, Kenneth Hoffman, Larry C. Townes and Ray Sidney, are “independent” directors, as that term is defined in the Nasdaq Stock Market Rules.

Board Committees

Our board of directors has an audit committee, a compensation committee and a governance and nominations committee. Each committee has a charter, which is available on our website at www.xgtechnology.com. Information contained on our website is not incorporated herein by reference. Each of the board committees has the composition and responsibilities described below.

Audit Committee

We have an Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are Gary Cuccio, Ken Hoffman and Larry Townes. Each of these Committee members is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the NASDAQ Stock Market Rules. Our board has determined that Gary Cuccio shall serve as the “audit committee financial expert”, as such term is defined in Item 407(d)(5) of Regulation S-K. Gary Cuccio currently serves as Chairman of the Audit Committee of mBlox, Inc. and Openet Telecom Ltd. In the past he also served on the Audit Committee of Objective Systems Integration, Inc. and Affinity Internet, Inc. Gary Cuccio will serve as Chairman of our Audit Committee.

The Audit Committee oversees our accounting and financial reporting processes and oversees the audit of our financial statements and the effectiveness of our internal control over financial reporting. The specific functions of this Committee include:

•	selecting and recommending to our board of directors the appointment of an independent registered public accounting firm and overseeing the engagement of such firm;
•	approving the fees to be paid to the independent registered public accounting firm;
•	helping to ensure the independence of our independent registered public accounting firm;
•	overseeing the integrity of our financial statements;
•	preparing an audit committee report as required by the SEC to be included in our annual proxy statement;
•	reviewing major changes to our auditing and accounting principles and practices as suggested by our company’s independent registered public accounting firm, internal auditors (if any) or management;
•	reviewing and approving all related party transactions; and
•	overseeing our compliance with legal and regulatory requirements.

Compensation Committee

The members of our Compensation Committee are Gary Cuccio, Ken Hoffman, Ray Sidney and Larry Townes. Each such member is “independent” within the meaning of the NASDAQ Stock Market Rules. In addition, each member of our Compensation Committee qualifies as a “non-employee director” under Rule 16b-3 of the Exchange Act. Our Compensation Committee assists the board of directors in the discharge of its responsibilities relating to the compensation of the board of directors and our executive officers. Larry Townes serves as Chairman of our Compensation Committee.

The Committee’s compensation-related responsibilities include:

•	assisting our board of directors in developing and evaluating potential candidates for executive positions and overseeing the development of executive succession plans;
•	reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for our chief executive officer;
•	reviewing, approving and recommending to our board of directors on an annual basis the evaluation process and compensation structure for our other executive officers;
•	providing oversight of management’s decisions concerning the performance and compensation of other company officers, employees, consultants and advisors;
•	reviewing our incentive compensation and other stock-based plans and recommending changes in such plans to our board of directors as needed, and exercising all the authority of our board of directors with respect to the administration of such plans;
•	reviewing and recommending to our board of directors the compensation of independent directors, including incentive and equity-based compensation; and
•	selecting, retaining and terminating such compensation consultants, outside counsel and other advisors as it deems necessary or appropriate.

Governance and Nominations Committee

The members of our Governance and Nominations Committee are Gary Cuccio, Ken Hoffman, Ray Sidney and Larry Townes. Each such member is “independent” within the meaning of the NASDAQ Stock Market Rules. The purpose of the Governance and Nominations Committee is to recommend to the board nominees for election as directors and persons to be elected to fill any vacancies on the board, develop and recommend a set of corporate governance principles and oversee the performance of the board. Ken Hoffman will serve as chairman of our Governance and Nominations Committee.

The Committee’s responsibilities include:

•	Selecting director nominees. The governance and nominations committee recommends to the board of directors nominees for election as directors at any meeting of stockholders and nominees to fill vacancies on the board. The governance and nominations committee would consider candidates proposed by stockholders and will apply the same criteria and follow substantially the same process in considering such candidates as it does when considering other candidates. The governance and nominations committee may adopt, in its discretion, separate procedures regarding director candidates proposed by our stockholders. Director recommendations by stockholders must be in writing, include a resume of the candidate’s business and personal background and include a signed consent that the candidate would be willing to be considered as a nominee to the board and, if elected, would serve. Such recommendation must be sent to the Company’s Secretary at the Company’s executive offices. When it seeks nominees for directors, our governance and nominations committee takes into account a variety of factors including (a) ensuring that the board, as a whole, is diverse and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise (including expertise that could qualify a director as a “financial expert”, as that term is defined by the rules of the SEC), local or community ties and (b) minimum individual qualifications, including strength of character, mature judgment, familiarity with the Company’s business and industry, independence of thought and an ability to work collegially. The Company is of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, contributing to the ability of the board of directors to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company’s affairs that its directors have accumulated during their tenure. Accordingly, the process of the governance and nominations committee for identifying nominees reflects the Company’s practice of re-nominating incumbent directors who continue to satisfy the committee’s criteria for membership on the board of directors, whom the committee believes continue to make important contributions to the board of directors and who consent to continue their service on the board of directors. The board has not adopted a formal policy with respect to its consideration of diversity and does not follow any ratio or formula to determine the appropriate mix; rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service. The governance and nominations committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by stockholders;
•	Reviewing requisite skills and criteria for new board members and board composition. The governance and nominations committee reviews with the entire board of directors, on an annual basis, the requisite skills and criteria for board candidates and the composition of the board as a whole;
•	Hiring of search firms to identify director nominees. The governance and nominations committee has the authority to retain search firms to assist in identifying board candidates, approve the terms of the search firm’s engagement, and cause the Company to pay the engaged search firm’s engagement fee;
•	Selection of committee members. The governance and nominations committee recommends to the board of directors on an annual basis the directors to be appointed to each committee of the board of directors;
•	Evaluation of the board of directors. The governance and nominations committee will oversee an annual self-evaluation of the board of directors and its committees to determine whether it and its committees are functioning effectively;
•	Development of Corporate Governance Guidelines. The governance and nominations committee will develop and recommend to the board a set of corporate governance guidelines applicable to the Company.

The governance and nominations committee may delegate any of its responsibilities to subcommittees as it deems appropriate. The governance and nominations committee is authorized to retain independent legal and other advisors, and conduct or authorize investigations into any matter within the scope of its duties.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
•	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

Family Relationships

There are no relationships between any of the officers or directors of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to, our Executive Chairman, Chief Executive Officer, Chief Financial Officer and our two other most highly compensated executive officers during 2013 and 2012. We refer to these individuals in this report as our named executive officers.

Name and Principal Position	Year	Salary ($)	Cash Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
George F. Schmitt Executive Chairman(4)	2013	150,000	0	0	0	0	150,000
Richard L. Mooers Executive Chairman(5)	2012	357,500	0	8,409	0	18,809	384,718
	2013	357,500	0	0	12,894	19,414	389,808
John C. Coleman Chief Executive Officer	2012	250,000	0	5,308	0	44,707	300,015
	2013	250,000	0	0	51,578	45,082	346,660
Roger G. Branton Chief Financial Officer	2012	275,000	0	6,468	0	10,780	292,248
	2013	275,000	0	0	38,683	12,442	326,125
James Woodyatt President	2012	165,000	0	3,881	0	1,729	170,610
	2013	165,000	0	0	38,683	4,676	208,359
Joe Bobier Chief Technology Officer(6)	2012	275,000	0	6,468	0	10,979	292,447
	2013	275,000	0	0	5,071	12,327	292,398

(1)	Amounts represent corporate performance-related bonuses to be paid in stock.
(2)	Amounts relate to grants of stock options made under the 2013 Stock Incentive Plan. With respect to each stock option grant, the amounts disclosed generally reflect the grant date fair value computed in accordance with FASB ASC Topic 718 “Stock Compensation”.
(3)	Includes employer-paid insurance and, for Mr. Coleman, a housing allowance.
(4)	Mr. Schmitt became Executive Chairman of the Board on July 19, 2013.
(5)	Mr. Mooers served in the position of Executive Chairman of the Board from inception until July 19, 2013. Mr. Mooers will continue to serve as a Director of the Company. However, Mr. Mooers no longer receives a salary from the Company.
(6)	As of December 31, 2013, Mr. Bobier is no longer an executive officer of the Company.

Executive Compensation Program Components

Base Salary

We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty when having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a company for whose shares there has been limited liquidity to date. The board of directors recognizes the importance of base salaries as an element of compensation that helps to attract highly qualified executive talent.

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us and reflect the scope of their anticipated responsibilities, the individual experience they bring, the board members’ experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints, and a general sense of internal pay equity among our executive officers.

The board does not apply specific formulas in determining base salary increases. In determining base salaries for 2012 for our continuing named executive officers, no adjustments were made to the base salaries of any of our named executive officers as the board or compensation committee determined, in their independent judgment and without reliance on any survey data, that existing base salaries, taken together with other elements of compensation, provided sufficient fixed compensation for retention purposes.

Cash Bonuses or Bonuses Paid in Shares

Prior to the initial public offering, our employees, including our executive officers, have been eligible to earn discretionary performance bonuses based on individual performance. The amount of individual bonus earned was determined in a subjective manner, without specific weightings or a formula.

In 2012, we set targets for the award of corporate performance-related bonuses, expressed as a percentage of base salary, for our employees, including our executive officers. The overall corporate performance of the Company, as evaluated by our board, was with reference to specific pre-established corporate goals, and was the critical factor for determining corporate performance-related bonuses. Each participant could earn an annual bonus of up to 100% of his earned base salary, which our board felt was an appropriate percentage given such payment can be paid in stock or cash at the board’s discretion.

For our 2012 bonus program, our Chief Executive Officer established, in consultation with the board, objectives and key results, for officers and senior management which also applied to all employees of the Company.

Bonus accruals for the 2011 and 2012 calendar years were paid on February 5, 2014 and February 18, 2014 through the issuance of 82,335 and 16,867 common shares. The bonus awarded was allocated to general & administrative and development expenses in 2011 and 2012. During 2013, $2,335,000 of salary expense was reversed to account for the decrease in the fair market value of the accrued bonus from $2,633,000 at December 31, 2012 to $298,000 at December 31, 2013. The reason for the decrease is related to the decrease in the stock price of common shares used for settlement.

In 2013, we again set targets for the award of corporate performance-related bonuses; however, those targets were not met and no performance-related bonuses were paid out. We have not yet set any targets for the award of corporate performance-related bonuses for 2014.

Equity Compensation

As a majority-held company, we have historically used options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent and aligned our executive team’s contributions with the long-term interests of the company and our stockholders. We grant stock options with an exercise price not less than the fair market value of our common stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant and the date of vesting. Typically, stock options granted to our executive officers vest over three years.

In addition, our board has approved certain executive grants of options containing accelerated vesting provisions upon an involuntary termination (both termination without cause and resignation for good reason) as well as upon certain material change in control transactions. Our board believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allow us to attract and retain highly qualified executive officers. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on closing a transaction that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “— Potential Payments Upon Termination or Change in Control.”

In determining the form, size and material terms of executive equity awards, our board customarily considered, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, internal pay equity as among our executive officers, notable performance accomplishments, adjustments to duties and the retention implications of existing grants.

Our board of directors made the grants to our executive officers set forth below. In determining the size of the equity grants, our board generally considered the CEO’s recommendations, the executive officer’s existing equity award holdings (including the unvested portion of such awards), internal pay equity, our retention and incentive goals, and, as applicable, negotiations with the executive at the time of his hiring. In particular, the board awarded the following options:

Name	Exercise price per share	Date of grant	Date from which exercisable (vest over three years)	Expiry date	Number of options
John Coleman	$1.63	11/19/2013	11/19/2014	11/19/2023	40,000
Roger Branton	$1.63	11/19/2013	11/19/2014	11/19/2023	30,000
James Woodyatt	$1.63	11/19/2013	11/19/2014	11/19/2023	30,000
Joseph Bobier	$1.63	11/19/2013	12/31/2013	11/19/2023	7,500

Employment Agreements

The Company has an employment agreement with its CEO, John Coleman, for a term of three years with automatic renewals unless terminated. Mr. Coleman’s agreement was effective on August 1, 2011. It provides that he will receive a salary of no less than $250,000 per year, subject to annual increases as determined by the Board. In addition, he is entitled to incentive compensation not to exceed two (2) times his base salary. The incentive compensation is payable in shares of common stock at the Company’s discretion. He is also entitled to participate in all other benefits that the Company may provide to other senior executives. The agreement contains a non-compete and non-solicitation provision.

Outstanding Equity Awards at Fiscal Year-End 2013

The following table presents information regarding outstanding options held by our named executive officers as of December 31, 2013:

	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration date
George Schmitt	1,428	—		8.40	2/23/2020
Total	1,428	—
Richard Mooers(1)	30,714	—		19.25	1/2/2015
	78,571	—		70.00	1/19/2016
	—	10,000	(3)	1.63	11/19/2023
Total	109,285	10,000
John Coleman	1,428	—		8.75	3/8/2020
	14,285	—		7.00	6/16/2020
	19,048	9,523	(4)	8.75	4/14/2021
	—	40,000	(5)	1.63	11/19/2023
Total	34,761	49,523
Roger Branton(2)	30,714	—		19.25	1/2/2015
	78,571	—		70.00	1/19/2016
	—	30,000	(6)	1.63	11/19/2023
Total	109,285	30,000
James Woodyatt	21,428	—		192.50	1/10/2017
	6,666	3,334	(4)	7.88	4/14/2021
	—	30,000		1.63	11/19/2023
Total	28,094	33,334

	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration date
Joseph Bobier	28,571	—		9.45	3/1/2014
	2,857	—		70.00	1/19/2016
	4,761	2,381	(4)	7.88	4/14/2021
	7,500	—		1.63	11/19/2023
Total	43,689	2,381

(1)	Held by family entities or trusts for the benefit of the children of Richard Mooers and his wife.
(2)	Held by trusts and entities for the benefit of Roger Branton, his wife and minor children.
(3)	3,333 of these options vest on November 19, 2014, 3,333 vest on November 19, 2015 and 3,334 vest on November 19, 2016.
(4)	The balance of these options vest on April 14, 2014.
(5)	13,333 of these options vest on November 19, 2014, 13,333 vest on November 19, 2015 and 13,334 vest on November 19, 2016.
(6)	10,000 of these options vest on November 19, 2014, 10,000 vest on November 19, 2015 and 10,000 vest on November 19, 2016.

Director Compensation

The Company compensates our non-employee directors on a negotiated basis including expenses for their service. Each of these directors received compensation in the amount of $15,000 annually payable quarterly or the same value in shares of the Company, based on the director’s determination. In addition, they received awards of 14,285 options in September of 2012 with a strike price of $15.75 and 10,000 in November of 2013 with a strike price of $1.63. Each award has a vesting schedule of one-third vesting each year on the anniversary date over three (3) years.

The table below summarizes the compensation earned by our non-employee directors for the fiscal year ended December 31, 2013.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Gary Cuccio	6,780	0	12,895	0	0	0	19,675
Kenneth Hoffman	0	6,780	12,895	0	0	0	19,675
Raymond Sidney	0	6,780	12,895	0	0	0	19,675
Larry Townes	0	6,780	12,895	0	0	0	19,675

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of October 8, 2014 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding Common Stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of October 8, 2014. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of October 8, 2014 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise identified, the address of our directors and officers is c/o xG Technology, Inc., 240 S. Pineapple Avenue, Suite 701, Sarasota, Florida 34236.

Name and address of beneficial owner:	Amount and Nature of Beneficial Ownership	Percent of class of Common Stock(1)
5% Stockholders:
MBTH(2)	8,306,360	30.72
Named Executive Officers and Directors:
George F. Schmitt(3)	11,298,807	40.85
John C. Coleman(4)	80,427	*
Roger G. Branton(5)	8,556,887	31.47
James Woodyatt(6)	52,582	*
Belinda Marino(7)	6,854	*
Gary Cuccio(8)	12,857	*
Richard L. Mooers(9)	8,966,299	32.81
Ken Hoffman(10)	20,511	*
Raymond M. Sidney(11)	19,083	*
Larry Townes(11)	19,083	*
All executive officers and directors as a group (10 persons):	12,420,664	43.43

*	Less than 1%
(1)	Based on 24,914,103 shares of common stock issued and outstanding as of October 8, 2014. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.
(2)	Includes 2,120,778 shares of common stock underlying options and warrants that are presently exercisable.
(3)	Includes 2,366,852 shares of common stock and 625,595 shares of common stock underlying options and warrants that are presently exercisable, held directly by Mr. Schmitt, and 6,185,582 shares of common stock and warrants and 2,120,778 shares of common stock underlying options and warrants that are presently exercisable, beneficially owned through MBTH. Mr. Schmitt has a direct 36.31% ownership interest in MBTH. In addition, Mr. Schmitt, through his employment agreement as CEO of MBTH, has been granted an option to purchase MBTH shares sufficient to give him five percent (5%) of the equity ownership of MBTH shares, based on MBTH’s total capitalization as of the date of execution of his employment agreement with MBTH and fully diluted to incorporate all shares issued and amounts paid in the exercise of such options.

(4)	Includes 17,163 shares of common stock and 63,264 shares of common stock underlying options and warrants that are presently exercisable.
(5)	Includes 93,975 shares of common stock and 156,552 shares of common stock underlying options and warrants that are presently exercisable, beneficially owned through Branton Partners, LLC, of which various family entities, including Mr. Branton’s spouse, children and trusts for the benefit of Mr. Branton’s children, beneficially own 100%, 14,285 shares beneficially owned through Mooers Branton and Company (“MBC”), of which Mr. Branton is a 20% owner, and 6,185,582 shares of common stock and 2,120,778 shares of common stock underlying options and warrants that are presently exercisable, beneficially owned through MBTH. Mr. Branton beneficially holds 20% of the issued share capital of MB Merchant Group, LLC, which has a 45.18% ownership interest in MBTH.
(6)	Includes 8,297 shares of common stock and 44,285 shares of common stock underlying options that are presently exercisable.
(7)	Includes 1,570 shares of common stock and 5,284 shares of common stock underlying options that are presently exercisable.
(8)	Includes 4,762 shares of common stock underlying options that are presently exercisable.
(9)	Includes 370,741 shares of common stock and 289,198 shares of common stock underlying options and warrants that are presently exercisable, beneficially owned through family entities and trusts for the benefit of his and his wife’s children hold 80% of the share capital of MBMG and MBC. MBTH owns 6,185,582 shares of common stock and 2,120,778 shares of common stock underlying options that are presently exercisable in xG. MBMG owns 45.18% of MBTH. Mooers Partners, LLC (“MP”) owns 290,590 shares of common stock and 258,352 shares of common stock underlying options and warrants that are presently exercisable in xG. MP is owned by various trusts for the benefit of Mr. Mooers’ children. Additionally, a trust for the benefit of Mr. Mooers’ children also owns 55,025 shares of common stock and 27,513 shares of common stock underlying warrants that are presently exercisable in xG. MBC directly owns 14,285 shares of xG. And 1,714 shares of xG are held by Mr. Mooers’ children directly. As the children reside in Mr. Mooers’ household, he is required to claim beneficial ownership and does.
(10)	Includes 6,226 shares of common stock and 14,285 shares of common stock underlying options that are presently exercisable.
(11)	Includes 6,226 shares of common stock and 12,857 shares of common stock underlying options that are presently exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation arrangements, the following is a description of transactions to which we were a participant or will be a participant to, in which:

•	the amounts involved exceeded or will exceed the lesser of 1% of our total assets or $120,000; and
•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Our Audit Committee considers and approves or disapproves any related person transaction as required by NASDAQ regulations.

Assumption of liabilities by MBTH

Effective July 1, 2011, we entered into an informal agreement with MBTH whereby MBTH assumed certain of our liabilities totaling $3.0 million, including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ended June 30, 2012. In consideration for this agreement, we issued 342,857 new shares to MBTH on June 23, 2011 at a price of $8.75 per share. On July 1, 2012 the agreement with MBTH to assume liabilities of the Company expired. Subsequent to the assumption of liability agreement and through December 31, 2012, MBTH paid additional liabilities on behalf of the Company amounting to $1,259,000. During 2013, MBTH paid additional liabilities on the behalf of the Company of approximately $2,506,000, the Company repaid MBTH $1,065,000 for liabilities previously paid by MBTH, and the Company refinanced $1,013,000 of liabilities previously paid by MBTH into the Bridge Loan (see Note 9 — Convertible Notes Payable) for a net increase in the related party liability of $428,000. The due to related party balance was $1,526,000 as of December 31, 2013. During the six months ended June 30, 2014, MBTH incurred no new liabilities on behalf of the Company. From January 1, 2014 to June 30, 2014, the Company repaid MBTH $395,000 for liabilities previously paid by MBTH. The due to related party balance was $1,131,000 as of June 30, 2014.

Convertible Shareholder Loans from MBTH

On May 19, 2011, we entered into a convertible promissory note (as modified by agreement on January 16, 2013, the “May 2011 Convertible Note”) whereby MBTH agreed to make available to us at its sole and absolute discretion principal advances in the amount of up to $15 million (subject to increase by mutual agreement). The loan was payable on final maturity, May 19, 2016, or earlier demand, and was convertible, at MBTH’s option, into our shares at a price of $26.25 per share. Interest was payable semi-annually in cash or shares, at our option, at the rate of 8% per year. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets.

As of December 31, 2012, the Company had drawn down $17.2 million of principal balance under the May 2011 Convertible Note. The Company drew down an additional $450,000 on the May 2011 Convertible Note with MBTH from January 1, 2013 through January 16, 2013 to finance operating activities of the Company. As of December 31, 2012 the company had accrued interest and fees under the May 2011 Convertible Note of $1.1 million and the Company accrued additional interest and fees of $266,000 from January 1, 2013 through January 16, 2013.

On January 16, 2013, a committee of the independent (non-MBTH affiliated) directors decided that, subject to the Company having sufficient authorized capital, the conversion price of the principal advanced under the May 2011 Convertible Loan would be decreased from $26.25 to $13.30 per share (or any other such price as may be approved by the board before conversion having regard to the issue price per common share of any future equity financing of the Company by a third party) (the “Modified Strike Price”) and, in addition, the Company would issue to MBTH an additional 142,857 common shares upon the exercise in full of its conversion rights, termination of the May 2011 Convertible Loan and the discharge of all MBTH’s collateral over the Company’s assets.

The Company agreed to modify the exercise price on two options representing 571,428 underlying common shares granted to MBTH under the February 2011 Convertible Loan from $17.50 with respect to an option for 285,714 underlying shares and $35.00 with respect to an option for 285,714 common shares to the

Modified Strike Price of $13.30. The Company also agreed to compensate MBTH for funding and other costs assumed by MBTH by issuing MBTH 16,474 common shares at the Modified Strike Price for the difference between the interest rate of 8% that the Company owed to MBTH under the May 2011 Convertible Loan and the interest rate of 9.5% that MBTH pays to investors for monies raised by MBTH.

The Company agreed to grant MBTH a warrant to subscribe for 42,857 common shares (the “42,857 Warrant”) with an exercise price of $0.35 per share. The warrant is contingent upon shareholders of MBTH electing to exercise a warrant issued to them by MBTH (the “MBTH Warrant”) in xG Technology, Inc. common shares. If the MBTH shareholder elect not to exercise the MBTH Warrant or they elect to exercise a portion or all of the MBTH Warrant into shares of MBTH, a proportionate number of common shares under the 42,857 Warrant will be issued to MBTH.

The Company agreed to award MBTH an option for 142,857 common shares with an exercise price equal to $8.75 per share.

On January 16, 2013, in consideration of the terms above, MBTH gave the Company notice to its intention to exercise the conversion rights on the 2011 Convertible Loan. On March 26, 2013, the Company issued 1,127,819 common shares to MBTH in consideration of the conversion rights under the May 2011 Convertible Note to convert the principal balance of $15.0 million principal balance into common shares at $13.30 per share and 142,857 common shares were issued for the discharge of MBTH’s collateral over the Company’s assets. The remaining principal balance and accrued interest and fees of $4.04 million, related to the 2011 Convertible Note, were converted into the Bridge Loan principal balance. The additional consideration described above was considered an induced conversion of the 2011 Convertible Loan. The Company recorded an inducement charge for the differential in the value of securities issued to the debt holder under the original terms compared to the value of securities issued to the debt holder under the amended terms. Additionally, the modification of options were accounted for as an inducement charge based upon the valuation of the option immediately prior to the amendment compared to the value of the option with the amended terms. As a result of the modified terms, the Company recorded a debt inducement charge of $14.1 million during the year ended December 31, 2013. The inducement charge was recorded as a reduction and increase to additional paid in capital as MBTH is a related party.

The Company agreed to award MBTH a 3% cash success fee if MBTH arranges additional financing for the Company by a third party (other than the Bridge Loan) or arranges a merger, consolidation or sale by the Company of substantially all of the assets to a third party.

Under a subscription agreement and convertible promissory note between the Company and MBTH dated January 16, 2013, MBTH committed to advance to the Company $5 million as part of a new convertible bridge loan for up to an aggregate of $10 million. The Bridge Loan is to refinance principal advances by MBTH under the May 2011 Shareholder Loan in excess of $15 million, all accrued interest and fees under the May 2011 Shareholder Loan and for general corporate purposes including; additional working capital and product development. The Bridge Loan was for a term of one year and is convertible, at each loan note holder’s option, into common shares at any time prior to final maturity at 95% of the price of any future equity financing completed by us (including the Initial Public Offering). Interest is payable at 20% per annum, semi-annually in cash or shares, at the option of each loan note holder. The Bridge Loan may be prepaid in whole (or in part), subject to payment of a minimum of six months’ interest if prepaid within the first six months. We may redeem 50% of the Bridge Loan without prepayment penalty by forcing a conversion into shares, provided that the shares are marginable and freely tradable on a liquid exchange, and provided further that, if such forced conversion is effected within six months from the date of the Bridge Loan, then we shall pay six month’s interest on the unpaid and unconverted principal balance of the Bridge Loan immediately before such forced conversion (such interest being payable in cash or shares, at the option of each loan note holder). For every $350 of principal amount of Bridge Loan advanced by MBTH, the loan note holder was issued one warrant to subscribe one share at a subscription price of $0.35 per share. The warrants are exercisable for a period of five years from issuance. We agreed to pay an origination fee of 5% to note holders.

On July 18, 2013, we exercised our right to force a conversion of 50% of the then outstanding principal balance under the Bridge Loan Agreement and received notification of intent to convert the remaining 50% of the principal balance under the Bridge Loan and all accrued interest and fees from MBTH and other non-related investors that investors holding a total principal balance under the Bridge Loan of $8,910,000 and accrued interest and fees of approximately $1,355,000.

On August 7, 2013, we repaid $125,000 to a non-related investor for investment into the Bridge Loan.

On August 22, 2013, we refinanced approximately $1,013,000 of liabilities previously paid by MBTH during 2013 on our behalf through the Bridge Loan and incurred an origination fee of approximately $50,000. We received notification from MBTH of their intent to convert the principal balance and accrued fees and interest of $101,000.

On August 22, 2013, we issued 2,187,529 common shares for the conversion of the balance of approximately $11,429,000 in principal and accrued interest and fees at a price per share of $5.225. Additionally, we issued warrants to purchase 1,093,778 underlying shares as additional consideration to the investors who exercised their conversion option. The warrants vested immediately and are exercisable into common shares at an exercise price of $6.87 per share and have a term of five years from the date of issuance.

One-time Agreement with MBTH

On September 30, 2013, directors of the Company not related with MBTH authorized a onetime agreement, whereby we issued to MBTH 1,599,453 shares of our common stock and a warrant to purchase 1,363,636 shares of our common stock at an exercise price of $6.87 per share for the difference in price between the shares issued to them in March 2013 at a price of $13.30 per share in exchange for the conversion of its 2011 Convertible Note and the $5.50 purchase price for shares sold in our initial public offering in July 2013. Additionally, the Modified Strike Price, agreed upon between the Company and MBTH in January 2013, of $13.30 per share for the two options representing 571,428 underlying shares granted to MBTH in February 2011 has been lowered to $5.50.

Due from Related Party

On November 20, 2013, the Company paid $1,350,000 to MBTH which is recorded as a related party receivable as of December 31, 2013. On January 7, 2014, MBTH paid the company $1,350,000 in repayment of the receivable balance.

Mooers Branton & Co., Incorporated

On March 2, 2006, the Company entered into a management agreement (the “MBC Management Agreement”) with Mooers Branton & Co. Incorporated (“MBC”), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to the Company for a monthly fee of $80,000. The MBC Management Agreement was terminated on January 1, 2014. The management agreement was effective January 1, 2006 and the liability to pay the fee was assumed for twelve months by MBTH on July 1, 2011. MBC is beneficially controlled and operated by Richard Mooers, a director and Roger Branton, the Chief Financial Officer, of the Company.

We incurred fees related to the MBC Management agreement of $960,000 in the years ended December 31, 2013 and 2012, of which $960,000 was assumed by MBTH in 2013 and 2012. These fees were recorded as an expense under general and administrative expenses and accrued under due to related party. These fees to MBC were separate to the compensation received by Rick Mooers and Roger Branton as officers of the Company.

MB Technology Holdings, LLC

On April 29, 2014, the Company entered into a management agreement (the “Management Agreement”) with MB Technology Holdings, LLC (“MBTH”), pursuant to which MBTH agreed to provide certain management and financial services to the Company for a monthly fee of $25,000. The Management Agreement was effective January 1, 2014. The Company incurred fees related to the Management Agreement of $150,000 and $0, respectively, for the six months ended June 30, 2014 and 2013. As of October 8, 2014, MBTH owned approximately 24.83% of the Company’s outstanding shares. Roger Branton, the Company’s Chief Financial Officer, and George Schmitt, the Company’s Executive Chairman, are directors of MBTH, and Richard Mooers, a director of the Company, is the CEO and a director of MBTH.

Subsidiaries of Townes Tele-Communications, Inc. (“Townes Tele-Communications”)

On September 4, 2012, we entered into an Equipment Purchase Agreement and an Engineering Services Agreement with Northeast Florida Telephone Company, Inc. (“NEFCOM”), a MacClenny, Florida-based provider of local phone, long distance, Internet services and telephone equipment that is a wholly-owned subsidiary of Townes Tele-Communications. The purchase consisted of $2.4 million for xMax® cognitive radio networking equipment, including CN1100 xMax® access points, CN7200 mobile control center, and CN5100 personal hotspots, and an estimated $0.9 million for engineering services. Under the terms of the order, we will be paid upon the delivery of xMax® equipment to NEFCOM.

Similarly, on November 24, 2012, we entered into Equipment Purchase Agreements and Engineering Services Agreements under substantially the same terms with the following other wholly-owned subsidiaries of Townes Tele-Communications: Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKanDial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); and Walnut Hill Telephone Company (based in Arkansas) The purchases consisted in aggregate of $2.0 million for the purchase of xMax® cognitive radio networking equipment and an estimated $2.1 million for engineering services and other hardware.

Given that Larry Townes is one of our directors, and he is also a substantial shareholder of Townes Tele-Communications, the entering into the equipment purchase agreements and engineering services agreements described above by us are considered to be related party transactions.

On October 16, 2013, we completed the first delivery of our xMax comprehensive cognitive radio system, shipping equipment required to fulfill the $155,000 purchase order that was received from rural broadband provider Walnut Hill Telephone Company on November 26, 2012. Larry Townes is Chairman of Townes Tele-Communications, Inc., the parent company of Walnut Hill Telephone Company. Given that Larry Townes is a director of xG Technology, the sale of equipment to Walnut Hill Telephone Company is considered to be a related party transaction. Due to Walnut Hill Telephone Company waiting for the equipment to meet certain technical specifications, the revenue from this transaction is considered deferred revenue as of December 31, 2013.

On December 16, 2013, we sold our xMax comprehensive cognitive radio system to Haxtun Telephone Company for $301,000 to fulfill a purchase order that was received on November 24, 2012. Larry Townes is Chairman of Townes Tele-Communications, Inc., the parent company of Haxtun Telephone Company. Given that Larry Townes is a director of xG Technology, the sale of equipment to Haxtun Telephone Company is considered to be a related party transaction. Due to Haxtun Telephone Company waiting for the equipment to meet certain technical specifications, the revenue from this transaction is considered deferred revenue as of December 31, 2013.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.00001 per share, and 10,000,000 shares of “blank check” preferred stock. As of October 8, 2014, we had outstanding 24,914,103 shares of common stock.

Common Stock

Reverse Stock Splits

Effective March 25, 2013, we amended our certificate of incorporation to increase our authorized common stock from 250,000,000 shares to 300,000,000 shares. At that time, we also reduced our par value per common share from $0.01 to $0.00001. At that time, we also authorized the establishment of blank check preferred stock, effective as of that date that our Registration Statement on Form S-1 (Registration No. 333-187094) became effective, which occurred on July 18, 2013.

On March 24, 2013, we effected a 1-for-25 reverse stock split and on March 28, 2013 we effected a 1-for-1.4 reverse stock split. Upon the effectiveness of the first reverse stock split, every 25 shares of outstanding common stock decreased to one share of common stock. Similarly, the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-25 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. Upon the effectiveness of the second reverse stock split, every 1.4 shares of outstanding common stock decreased to one share of common stock and the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-1.4 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. The purpose of the second reverse split was to provide for a cumulative or aggregate reverse split of 1-for-35 taking into account both reverse stock splits.

Unless otherwise indicated, all references to share numbers in this prospectus filed as part of this registration statement reflect the effects of these reverse stock splits.

Voting Rights

Each Stockholder has one vote for each share of common stock held on all matters submitted to a vote of stockholders. A shareholder may vote in person or by proxy. Elections of directors are determined by a plurality of the votes cast and all other matters are decided by a majority of the votes cast by those Shareholders entitled to vote and present in person or by proxy.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provides that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to written consent of the majority of shareholders. A special meeting of stockholders may be called by the majority of our board of directors or by a committee determined by the board of directors with power to call such meetings.

Dividend Rights

The holders of outstanding shares of common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board may determine, provided that required dividends, if any, on preferred stock have been paid or provided for. However, to date we have not paid or declared cash distributions or dividends on our common stock and do not currently intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the board based upon our earnings, financial condition, capital requirements and other relevant factors.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders and remaining after payment to holders of preferred stock of the amounts, if any, to which they are entitled, are distributable ratably among the holders of our common stock subject to any senior class of securities.

Preferred Stock

The Company has authorized 10,000,000 shares of undesignated preferred stock, none of which is outstanding.

Options and Other Warrants

As of October 8, 2014 and December 31, 2013, we had outstanding options and warrants to purchase shares of common stock as set forth in the table below:

	2014 Number of options	2013 Number of options
At January 1	5,229,076	1,295,189
Granted	58,300	3,986,829
Forfeited or Expired	(118,271)	(52,084)
Exercised	—	(858)
Unexercised as at October 8, 2014 and December 31, 2013	5,169,105	5,229,076

The weighted average exercise prices October 8, 2014 and December 31, 2013 were $10.86 and $10.57 respectively.

Anti-Takeover Provisions

Since our board of directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock in the United States is Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Our common stock has traded on NASDAQ since July 19, 2013.

Based on the number of shares outstanding as of October 8, 2014, upon the closing of this offering 29,697,009 shares of common stock will be issued and outstanding, and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and/or are subject to lock-up agreements as described below. Following the expiration of the lock-up period in such agreements, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, as described in greater detail below.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to volume restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 296,990 shares immediately after this offering, based on the number of shares of common stock outstanding as of October 8, 2014; or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we have been subject to and are current with the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Lock-Up Arrangements

We have agreed with the underwriter that for a period of three months following the date of this prospectus, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or hedge, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. The Underwriter may, in its sole discretion, waive this prohibition. The restriction is not applicable to shares issuable upon conversion or exercise of any existing securities.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue a release regarding earnings or regarding material news or events relating to us; or
•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, all officers and directors and their affiliates have agreed not to sell any shares beneficially owned by them for a period of 90 days from the effective date of this Registration Statement. For a more complete discussion of our stock incentive plans, see the section titled “Underwriting — Lock-up Agreements”.

Registration Rights

There are no shareholders who have any right to request registration of their shares.

Stock Incentive Plans

We have filed a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under some of our stock incentive plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock incentive plans, see the section titled “Executive Compensation — Employee Stock Incentive Plans”.

LEGAL MATTERS

Robinson Brog Leinwand Greene Genovese & Gluck P.C. will render a legal opinion as to the validity of the shares of the common stock to be registered hereby.

EXPERTS

Our financial statements as of and for the years ended December 31, 2012 and 2013 included in this prospectus have been audited by Friedman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance on such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The web site can be accessed at http://www.sec.gov. The internet address of xG is www.xgtechnology.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

xG TECHNOLOGY, INC.

UNAUDITED CONDENSED BALANCE SHEETS
(IN THOUSANDS EXCEPT PER SHARE DATA)

	June 30, 2014	December 31, 2013
ASSETS
Current assets
Cash	$4,960	$5,517
Inventory	4,202	2,916
Accounts Receivable, net of allowance of $20 and $16 ($478 and $470 from related parties, net of allowance of $10)	996	788
Prepaid expenses and other current assets	65	49
Due from related party	—	1,350
Total current assets	10,223	10,620
Property and equipment, net	806	806
Intangible assets, net	16,968	18,196
Total assets	$27,997	$29,622
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$795	$1,841
Accrued expenses	1,005	772
Accrued bonuses	78	298
Accrued interest	42	42
Due to related party	1,131	1,526
Deferred revenue – related parties	480	480
Obligation under capital lease	129	129
Total current liabilities	3,660	5,088
Long-term obligation under capital lease	56	118
Convertible notes payable	2,000	2,000
Total liabilities	5,716	7,206
Commitments and contingencies
Stockholders' equity
Series A Convertible Preferred Stock – $0.00001 par value per share:
10,000,000 shares authorized at June 30, 2014 and December 31, 2013; none issued or outstanding as of June 30, 2014 and December 31, 2013	—	—
Common stock – $0.00001 par value, 100,000,000 and 300,000,000 shares authorized at June 30, 2014 and December 31, 2013, respectively 24,137,177 and 18,682,310 shares issued at June 30, 2014 and December 31, 2013, respectively	—*	—*
Additional paid in capital	183,548	174,000
Accumulated deficit	(161,245)	(151,562)
Treasury stock, at cost – 2,284 shares at June 30, 2014 and December 31, 2013, respectively	(22)	(22)
Total stockholders’ equity	22,281	22,416
Total liabilities and stockholders' equity	$27,997	$29,622

*	Less than $1

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT NET LOSS PER SHARE DATA)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
Revenue	$163	$—	$413	$—
Cost of revenue and operating expenses
Cost of components and personnel	41	—	105	—
General and administrative expenses	1,447	1,158	3,126	2,508
Development	2,056	1,352	4,510	2,999
Stock based compensation	148	201	361	336
Amortization and depreciation	958	435	1,906	870
Total cost of revenue and operating expenses	4,650	3,146	10,008	6,713
Loss from operations	(4,487)	(3,146)	(9,595)	(6,713)
Other
Interest expense, net	(43)	(424)	(88)	(1,038)
Total other income (expense)	(43)	(424)	(88)	(1,038)
Loss before income tax provision	(4,530)	(3,570)	(9,683)	(7,751)
Income tax provision	—	—	—	—
Net loss	$(4,530)	$(3,570)	$(9,683)	$(7,751)
Basic and diluted net loss per share	$(0.20)	$(0.49)	$(0.47)	$(1.15)
Weighted average number of shares outstanding basic and diluted	22,829	7,319	20,815	6,723

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities
Net loss	$(9,683)	$(7,751)
Adjustments to reconcile net loss to net cash used in operating activities
Stock based compensation	361	336
Share-based consulting and other services	86	34
Allowance for doubtful accounts	4	—
Depreciation and amortization	1,906	870
Accretion of financing instruments	—	119
Changes in assets and liabilities
Accounts receivable	(213)	—
Inventory	(1,285)	(453)
Other current assets	(16)	(362)
Accounts payable	(1,047)	1,510
Accrued expenses	300	168
Accrued interest and fees	—	1,110
Due to related party	955	1,218
Net cash used in operating activities	(8,632)	(3,201)
Cash flows from investing activities
Capital expenditures for property and equipment	(114)	(12)
Capitalization of intangible assets	(565)	(1,707)
Net cash used in investing activities	(679)	(1,719)
Cash flows from financing activities
Payment of capital lease	(62)	—
Proceeds from convertible notes payable to related party	—	450
Proceeds from convertible bridge loan payable ($2,747 to related party)	—	4,224
Net proceeds from issuance of common stock	8,816	—
Net cash provided by financing activities	8,754	4,674
Net (decrease) increase in cash	(557)	(246)
Cash, beginning of period	5,517	271
Cash, end of period	$4,960	$25
Supplemental cash flow disclosures of investing and financing activities
Stock issued as payment of bonus	$195	$—
Conversion of notes payable	—	15,000
Conversion of convertible bridge loan payable including interest and fees	—	4,041
Debt discount recorded on bridge loan	—	336
Stock Issued as payment for interest on convertible notes	90	90

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

xG Technology, Inc. (the “Company”) is a Delaware corporation that has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. The Company’s intellectual property is embedded in proprietary software algorithms designed to offer cognitive interference mitigation and spectrum access solutions to organizations in a wide variety of industries, including national defense and rural broadband, which represent the primary vertical markets that the Company is initially targeting.

Basis of Presentation

The accompanying unaudited financial statements were prepared using generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Regulation S-X. Accordingly, these financial statements do not include all information or notes required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the 2013 Financial Statements as filed on the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of expenses during the reported period. Ultimate results could differ from the estimates of management.

In the opinion of management, the unaudited financial statements included herein contain all adjustments necessary to present fairly the Company's financial position as of June 30, 2014 and the results of its operations and cash flows for the three months and six months ended June 30, 2014 and 2013. Such adjustments are of a normal recurring nature. The results of operations for the three months and six months ended June 30, 2014 may not be indicative of results for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation of $250,000.

Concentrations of Credit Risk

The Company does not have any off-balance-sheet concentrations of credit risk. Credit risk is the risk that counterparty will default on its contractual obligations resulting in financial loss to the company. The company’s credit risk is primarily attributable to its cash and account receivables. The Company’s policy is to maintain its cash with high credit quality financial institutions to limit its risk of loss exposure. During the year, the Company had cash balances in excess of the federally insured limits of $250,000. The funds are on deposit with Wells Fargo Bank, N.A. Consequently, the Company does not believe that there is a significant risk having these balances in one financial institution. The Company has not experienced any losses in its bank accounts through June 30, 2014. For customers, management assesses the credit quality of the customer,

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

taking into account its financial position, past experience and other factors. The majority of trade receivables are those of related parties and management does not expect any losses from non-performance of these parties.

Inventory

Inventories, consisting principally of raw materials and finished goods, are carried at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Raw materials consist of purchased parts, components and work in process. The Company evaluates inventory balances and adjusts inventory to the lower of cost or market based upon anticipated usage of the inventory and the potential for obsolescence.

Intangible Assets

Capitalized software costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established and amortized on a straight-line basis over five years, beginning when the products are offered for sale or the enhancements are integrated into the products. Management is required to use its judgment in determining whether capitalized software costs meet the criteria for immediate expense or capitalization, in accordance with Generally Accepted Accounting Principles (“GAAP”). The unamortized capitalized costs of a computer software product are compared to the net realizable value of that product and any excess is written off.

The Company’s proprietary software solutions operate in a fast changing industry that may generate unknown methods of detecting and monitoring disturbances that could render our technology inferior, resulting in the Company’s results of operations being materially adversely affected. The Company does, however, closely monitor trends and changes in technologies and customer demand that could adversely impact its competitiveness and overall success. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near term due to competitive pressures. As a result, the carrying amount of the capitalized software costs for the Company’s products may be reduced materially in the near term.

Costs incurred for product enhancements are charged to expense as research and development until the technological feasibility of the enhancement has been established. These enhancements are amortized on a straight line basis over the useful life of the product enhancement which is currently estimated to be five years beginning when the enhancements are integrated into the products that are offered for sale.

The Company’s software is inherently complex and may contain defects and errors that are only detectable when the products are in use. Such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects in the Company’s software could adversely affect our ability and that of our customers to ship products on a timely basis as well as customer or licensee demand for our products. Any such delays or declines in demand could reduce the Company’s revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves. Intellectual property is embedded in proprietary software algorithms that offer cognitive spectrum access and interference mitigation solutions.

Patents and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property, Plant and Equipment

Property, plant and equipment are presented at cost at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Impairment of Long-Lived Assets

Long-lived assets including certain intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Allowance for Doubtful Accounts

In the event that management determines that a receivable becomes uncollectible, or events or circumstances change, which result in a temporary cessation of payments from the customer, we will make our best estimate of probable or potential losses in our accounts receivable balance using he allowance method for each quarterly period. Management will periodically review the receivables at the end of each quarterly reporting period and the appropriate accrual will be made based on current available evidence and historical experience. Allowance for doubtful accounts were $20,000 and $0 for the six months ended June 30, 2014 and 2013, respectively.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as the services are provided or at the time the goods are shipped and title as passed.

Development Expenses

Development expenses consist primarily of salaries and related costs for technical and programming personnel, are expensed as incurred and were $4,510,000 and $2,999,000 for the six months ended June 30, 2014 and 2013.

Income Taxes

The Company accounts for income taxes using the assets and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company files a U.S. federal and state income tax return. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in finance income (expense), net in the Statements of Operations. There were no liabilities recorded for uncertain tax positions at June 30, 2014, December 31, 2013 and 2012.

Stock Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options.

The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. For all employee stock options, the Company recognizes expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

Treasury Stock

Shares of common stock repurchased are recorded at cost as treasury stock. When shares are reissued, the cost method is used for determining cost. In accordance with GAAP, the excess of the acquisition cost over the reissuance price of the treasury stock, if any, is recorded to additional paid-in capital, limited to the amount previously credited to additional paid-in capital, if any. Any excess is charged to accumulated deficit.

Earnings Per Share

Basic earnings per common share amounts are based on weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all potentially dilutive stock options, warrants and convertible debt, subject to anti-dilution limitations. All such potentially dilutive instruments were anti-dilutive as of June 30, 2014 and December 31, 2013. At June 30, 2014 and December 31, 2013 approximately 5.23 million and 5.35 million shares underlying the options, warrants and convertible debt were anti-dilutive.

Warranty Reserve

The Company established a warranty reserve policy effective for the fiscal year ending December 31, 2013. Although the Company tests its product in accordance with its quality programs and processes, its warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. Should actual product failure rates or service costs differ from the Company’s estimates, which are based on limited historical data, where applicable, revisions to the estimated warranty liability

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

would be required. The warranty reserve for the quarter ending June 30, 2014 and fiscal year ending December 31, 2013 was $10,000 and $8,000, respectively.

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. All debt is based on current rates at which the Company could borrow funds with similar remaining maturities and approximates fair value.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3 —	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Recently Issued Accounting Principles

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Pursuant to Section 107 of the JOBS Act, we have elected to utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers: Topic 606. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

illustrate the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization’s contracts with customers. This ASU is effective retrospectively for fiscal years, and interim periods within those years beginning after December 15, 2016 for public companies and 2017 for non-public entities. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

In June 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in the ASU require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation — Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

NOTE 2 — GOING CONCERN

The financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. As of June 30, 2014, the Company had an accumulated deficit of $161.2 million and a net loss of $9.7 million for the six months ended June 30, 2014. This and other factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon our ability to obtain other financing or fulfill our existing backlog. As of August 14, 2014, the Company has a total backlog of $34.3 million. The ability to recognize revenue and ultimately cash receipts, on the existing backlog is contingent upon, but not limited to, acceptable performance of the delivered equipment and services. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 3 — INVENTORY

Inventories included in the accompanying condensed balance sheet are stated at the lower of cost or market as summarized below:

	June 30, 2014	December 31, 2013
Raw materials consisting of purchased parts, components and supplies	$1,671,000	$2,461,000
Finished goods	2,531,000	455,000
Total Inventory	$4,202,000	$2,916,000

Based upon the Company’s analysis of the lower of cost or market, there was no reserve for inventory recorded as of June 30, 2014 and December 31, 2013.

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2014	December 31, 2013
Accounts receivable	$528,000	$324,000
Accounts receivable – related parties	488,000	480,000
	1,016,000	804,000
Net allowance for doubtful accounts	(20,000)	(16,000)
Net accounts receivable	$996,000	$788,000

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Useful Life	June 30, 2014	December 31, 2013
Cost:
Furniture and equipment	3 – 7 years	$2,746,000	$2,633,000
Accumulated depreciation:		(1,940,000)	(1,827,000)
Property and equipment, net		$806,000	$806,000

Depreciation expense amounted to approximately $113,000 and $177,000 for the six months ended June 30, 2014 and 2013, respectively.

NOTE 6 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software Development Costs		Patents & Licenses		Total
	Costs	A.A.	Cost	A.A.
Balance as of December 31, 2013	$14,788,000	$(2,574,000)	$12,275,000	$(6,293,000)	$18,196,000
Additions	462,000	—	103,000	—	565,000
Amortization	—	(1,460,000)	—	(333,000)	(1,793,000)
Balance as of June 30, 2014	$15,250,000	$(4,034,000)	$12,378,000	$(6,626,000)	$16,968,000

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 6 — INTANGIBLE ASSETS  – (continued)

Amortization of intangible assets amounted to $1,793,000 and $693,000 for the six months ended June 30, 2014 and 2013, respectively. The total cost basis of intangible assets at June 30, 2014 was $27.6 million which consists of $26.9 million of costs that are subject to amortization and $0.7 million of assets that are not subject to amortization.

Software Development Costs

At June 30, 2014 the Company has capitalized a total of $15.3 million of software development costs. Included in the capitalized costs is $0.6 million of costs associated with enhancement of the xMax cognitive radio products. These costs are not being amortized considering that the enhancement is not yet incorporated in products and available for sale. During the six months ended June 30, 2014 and 2013, the Company recognized amortization of software development costs available for sale of $1.5 million and $0.4 million, respectively.

Patents & Licenses

At June 30, 2014 the Company has capitalized a total of $12.4 million of patents & licenses. Included in the capitalized costs is $12.3 million of costs associated with patents and licenses that have been filed. Also included in the capitalized costs is $0.1 million of costs associated with provisional patents and pending applications which have not yet been filed. The Company amortizes patents and licenses that have been filed over their useful lives which range between 18.5 to 20 years. The costs of provisional patents and pending applications is not amortized until the patent is filed and is reviewed each reporting period to determine if it is likely that the patent will be successfully filed. The Company recognized $0.3 million of amortization expense related to patents and licenses for the six months ended June 30, 2014 and 2013.

Estimated amortization expense for the twelve-month periods ended June 30 as follows:

2015	$3,593,000
2016	3,481,000
2017	3,068,000
2018	3,030,000
2019 and thereafter	3,083,000
$16,255,000

NOTE 7 — OBLIGATION UNDER CAPITAL LEASE

The future minimum payments for capital leases as of June 30, 2014 are as follows:

2014	$129,000
2015	63,000
Total minimum lease payments	192,000
Less Amount representing interest	(7,000)
Present value of the net minimum lease payments	185,000
Less obligations under capital lease maturing within one year	(129,000)
Long-term portion of obligations under capital lease	$56,000

The interest rate for capital leases was 4%.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 8 — CONVERTIBLE NOTES PAYABLE

Treco

On October 6, 2011, the Company entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco International, S.A. (“Treco”), as part of the settlement compensation to Treco for terminating the infrastructure agreement. The $2 million Convertible Note is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into common shares of the Company at a price of $35.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at the Company’s option. As of June 30, 2014, $2 million of principal balance was outstanding under the $2 million Convertible Note. The accrued interest at June 30, 2014 and 2013 was $42,000. On May 7, 2014, the Company issued 34,091 shares in repayment of $90,000 of interest.

NOTE 9 — COMMITMENTS

The Company's office rental, deployment sites and warehouse facilities expenses aggregated approximately $206,000 and $134,000 for the six months ended June 30, 2014 and 2013, respectively. The leases will expire on different dates from 2014 through 2016. The company also entered into contract agreements with one of its principal vendors to provide parts for production. Total obligation of purchasing parts under contractual agreements, minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately as follows:

Twelve Months Ended June 30,
2015	$1,966,000
2016	158,000
$2,124,000

NOTE 10 — EQUITY

On April 22, 2014, the Company closed an underwritten public offering of 5,265,000 shares of common stock, par value $0.00001 per share, at a purchase price to the public of $1.90 per share, for net proceeds to the Company, after deducting underwriter discounts and offering expenses, of $8,815,655. Roth Capital Partners and Feltl and Company acted as underwriters for the offering.

On June 11, 2014, the Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution to the shareholders to authorize the Board to decrease common stock from 300,000,000 shares of common stock to 100,000,000 shares of common stock.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 10 — EQUITY  – (continued)

Warrants and Options

The Company has issued warrants and options outside of the equity incentive plans. A summary of the warrant and option activity is as follows:

	Number of Warrants and Options (in Shares)	Weighted Average Exercise Price
Outstanding January 1, 2014	5,229,076	$10.57
Granted	58,300	1.40
Exercised	—	—
Forfeited or Expired	(113,013)	17.74
Outstanding, June 30, 2014	5,174,363	10.31
Exercisable, June 30, 2014	4,775,193	$10.68

NOTE 11 — RELATED PARTY TRANSACTIONS

MBTH

On April 29, 2014, the Company entered into a management agreement (the “Management Agreement”) with MB Technology Holdings, LLC (“MBTH”), pursuant to which MBTH agreed to provide certain management and financial services to the Company for a monthly fee of $25,000. The Management Agreement was effective January 1, 2014. The Company incurred fees related to the Management Agreement of $150,000 and $0, respectively, for the six months ended June 30, 2014 and 2013. As of June 30, 2014, MBTH owned approximately 25.63% of the Company’s outstanding shares. Roger Branton, the Company’s Chief Financial Officer, and George Schmitt, the Company’s Executive Chairman, are directors of MBTH, and Richard Mooers, a director of the Company, is the CEO and a director of MBTH.

During the six months ended June 30, 2014, MBTH incurred no new liabilities on behalf of the Company. From January 1, 2014 to June 30, 2014, the Company repaid MBTH $395,000 for liabilities previously paid by MBTH. The due to related party balance was $1,131,000 as of June 30, 2014.

Deferred Revenue

On October 16, 2013, the Company completed the first delivery of our xMax comprehensive cognitive radio system, shipping equipment and providing engineering services required to fulfill the $179,000 purchase order that was received from rural broadband provider Walnut Hill Telephone Company on November 26, 2012. Larry Townes is Chairman of Townes Tele-Communications, Inc., the parent company of Walnut Hill Telephone Company. Given that Larry Townes is a director of xG Technology, the sale of equipment to Walnut Hill Telephone Company is considered to be a related party transaction. Due to Walnut Hill Telephone Company waiting for the equipment to meet certain technical specifications, the revenue from this transaction is considered deferred revenue as of June 30, 2014.

On December 16, 2013, the Company sold our xMax comprehensive cognitive radio system to Haxtun Telephone Company for $301,000 to fulfill a purchase order that was received on November 24, 2012. Larry Townes is Chairman of Townes Tele-Communications, Inc., the parent company of Haxtun Telephone Company. Given that Larry Townes is a director of xG Technology, the sale of equipment to Haxtun Telephone Company is considered to be a related party transaction. Due to Haxtun Telephone Company waiting for the equipment to meet certain technical specifications, the revenue from this transaction is considered deferred revenue as of June 30, 2014.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 11 — RELATED PARTY TRANSACTIONS  – (continued)

Mooers Branton & Co. Incorporated

On March 2, 2006, the Company entered into a management agreement (the “MBC Management Agreement”) with Mooers Branton & Co. Incorporated (“MBC”), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to the Company for a monthly fee of $80,000. The MBC Management Agreement was terminated on January 1, 2014. The Company incurred fees related to the MBC Management Agreement of $0 and $480,000, respectively, for the six months ended June 30, 2014 and 2013. MBC is beneficially controlled and operated by Richard Mooers, a director and Roger Branton, a director and the Chief Financial Officer, of the Company.

NOTE 12 — CONCENTRATIONS

During the six months ended June 30, 2014, the Company recorded revenue from individual sales or services rendered of $104,000 (25%), $100,000 (24%), $100,000 (24%), $50,000 (12%) and $50,000 (12%) in excess of 10% of the Company’s total sales.

At June 30, 2014, approximately 94% of net accounts receivable was due from five customers broken down individually as follows; $295,000 (30%), $214,000 (21%), $175,000 (18%), $155,000 (15%), and $98,000 (10%).

During the six months ended June 30, 2014, approximately 23% of the Company’s inventory purchases were derived from two vendors.

NOTE 13 — CONTINGENCIES

The Company is subject, from time to time, to claims by third parties under various legal theories. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows. As of June 30, 2014, the Company did not have any legal actions pending.

Litigation settled with former banker

On April 22, 2014, the Company’s former banker filed a lawsuit in the U.S. District Court for the Southern District of New York alleging that the Company breached the underwriting agreement signed in November 2013. The plaintiff has alleged damages in excess of $75,000. The parties reached a confidential agreement to settle the action and the lawsuit was dismissed with prejudice on June 18, 2014. The amount of the settlement did not have a material impact on the Company’s financial position or results of operations.

NOTE 14 — SUBSEQUENT EVENTS

On July 28, 2014, the Company has announced that it has been awarded a subcontract by CACI International Inc to provide communications and network services on CACI’s prime contract with the U.S. Army's Communications-Electronics Research, Development and Engineering Center Space and Terrestrial Communications Directorate. The prime contract has a duration of five-years (three base plus two options) and is a multiple-award indefinite delivery/indefinite quantity (IDIQ) contract. This represents the second subcontract awarded to xG Technology under the multiple-award contract. The initial subcontract award was announced on June 23, 2014. As of the date of this filing, no determination has been made as to how much the Company will be awarded from the prime contract because the company is still negotiating the scope of work which will be documented in each task order which will define the ceiling and funding to be performed for both subcontracts. No task orders have been received as of the date of this filing.

xG TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Unaudited)

NOTE 14 — SUBSEQUENT EVENTS  – (continued)

On August 1, 2014, the Company filed a shelf registration statement on Form S-3 with the SEC to register shares of our common stock for sale, giving us the opportunity to raise funding when considered appropriate at prices and on terms to be determined at the time of any such offerings. Pursuant to the instructions to Form S-3, the Company currently has the ability to sell shares under the shelf registration statement, during any 12-month period, in an amount less than or equal to one-third of the aggregate market value of our common stock held by non-affiliates.

On September 19, 2014, we also entered into a Purchase Agreement (the “$15M Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park. In consideration for entering into the transaction under the $15M Purchase Agreement, we issued 175,000 shares of our common stock to Lincoln Park upon execution of the $15M Purchase Agreement. Lincoln Park also agreed to purchase up to $15,000,000 of our shares of common stock over the 24-month term of the $15M Purchase Agreement.

The $15M Purchase Agreement provides that, from time to time over the term of the $15M Purchase Agreement, on any business day, as often as every other business day, and at our sole discretion, we may require Lincoln Park to purchase up to 100,000 shares of our common stock (a “Regular Purchase”); provided, however, that (i) a Regular Purchase may be increased to up to 150,000 shares of our common stock provided that the closing sale price of our common stock is not below $2.00 on the purchase date, (ii) a Regular Purchase may be increased to up to 200,000 shares of our common stock provided that the closing sale price of our common stock is not below $2.50 on the purchase date and (iii) a Regular Purchase may be increased to up to 250,000 shares of our common stock provided that the closing sale price of our common stock is not below $3.00 on the purchase date; and provided, further, that the aggregate price of any Regular Purchase shall not exceed $1,000,000. We may not sell any shares of our common stock as a Regular Purchase on a date in which the closing sale price of our common stock is below $1.50. The purchase price for Regular Purchases shall be equal to the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the average of the three (3) lowest closing sale prices of our common stock during the ten (10) business days prior to the purchase date, as reported on the NASDAQ Capital Market.

We also have the right, at our sole discretion, to require Lincoln Park to make an accelerated purchase on the business day following the purchase date of a Regular Purchase in an amount up to the lesser of (i) 200% of the number of shares of common stock purchased as a Regular Purchase and (ii) 30% of the trading volume of our common stock on such accelerated purchase date, provided that the closing price of our common stock equals or exceeds $1.50 on such accelerated purchase date, as reported on the NASDAQ Capital Market. The purchase price per share of common stock for any accelerated purchase will be equal to the lesser of (i) the closing sale price of our common stock on the accelerated purchase date and (ii) 95% of the volume weighted average price of our common stock on the accelerated purchase date.

On September 22, 2014, the Company entered into a Purchase Agreement (the “$1M Purchase Agreement”) with Lincoln Park pursuant to which we offered 500,000 shares of our common stock to Lincoln Park at a price of $2.00 per share, for an aggregate purchase price of $1,000,000. The closing of the transaction contemplated by the $1M Purchase Agreement occurred on September 24, 2014.

On September 30, 2014, the Company received certification from the U.S. Federal Communications Commission (FCC) in connection with the CN3200 Dual Band Routing Modem (“CN3200”). The certification allows the Company to begin delivery of this technology throughout the U.S. to both current and prospective customers.

xG TECHNOLOGY, INC.
December 31, 2013 and December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of xG Technology, Inc.

We have audited the accompanying balance sheets of xG Technology, Inc. as of December 31, 2013 and 2012, and the related statements of income, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2013 and 2012. xG Technology, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of xG Technology, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include and adjustments relating to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ FRIEDMAN LLP
East Hanover, New Jersey
March 6, 2014

xG TECHNOLOGY, INC.

BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE DATA)

	December 31,
	2013	2012
ASSETS
Current assets
Cash	$5,517	$271
Inventory	2,916	—
Accounts Receivable, net of allowance of $16 ($470 from related party, net of allowance of $10)	788	—
Prepaid expenses and other current assets	49	16
Due from related party	1,350	—
Total current assets	10,620	287
Property and equipment, net	806	1,725
Intangible assets, net	18,196	17,608
Total assets	$29,622	$19,620
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$1,841	$655
Accrued expenses	772	754
Accrued bonuses	298	2,633
Accrued interest	42	42
Accrued interest to related parties	—	1,127
Due to related party	1,526	1,098
Deferred revenue – related party	480	—
Obligation under capital lease	129	—
Convertible notes payable to related party	—	17,198
Total current liabilities	5,088	23,507
Long-term obligation under capital lease	118	—
Convertible notes payable	2,000	2,000
Total liabilities	7,206	25,507
Commitments
Stockholders’ equity (deficit)
Series A Convertible Preferred Stock – $0.01 par value per share:
10,000,000 and 25,000,000 shares authorized, none issued or outstanding as of December 31, 2013 and 2012	—	—
Common stock, – $0.00001 par value, 300,000,000 and 250,000,000 shares authorized, 18,682,310 and 6,041,946 shares issued as of December 31, 2013 and 2012, respectively	—*	—*
Additional paid in capital	174,000	118,247
Accumulated deficit	(151,562)	(124,112)
Treasury stock, at cost – 2,284 shares as of December 31, 2013 and 2012, respectively	(22)	(22)
Total stockholder’s equity (deficit)	22,416	(5,887)
Total liabilities and stockholders’ equity	$29,622	$19,620

*	Less than $1

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the Year Ended December 31,
	2013	2012
Revenue	$406	$—
Cost of revenue and operating expenses
Cost of components and personnel	102	—
General and administrative expenses	5,501	5,543
Development	5,468	4,806
Stock based compensation	796	554
Amortization and depreciation	2,370	2,063
Total cost of revenue and operating expenses	14,237	12,966
Loss from operations	(13,831)	(12,966)
Other income (expense)
Other expense	(10,068)	—
Inducement expense	(391)	—
Interest expense, net	(2,227)	(535)
Impairment	(933)	(286)
Total other income (expense)	(13,619)	(821)
Loss before income tax provision	(27,450)	(13,787)
Income tax provision	—	—
Net loss	$(27,450)	$(13,787)
Basic and diluted net loss per share	(2.86)	(2.29)
Weighted average number of shares outstanding basic and diluted	9,598	6,031

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Common Stock			Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount
Balance, January 1, 2012	6,016,455	$	—*	$117,012	$(10)	$(110,325)	$6,677
Net loss	—		—	—	—	(13,787)	(13,787)
Stock based compensation	—		—	410	—	—	410
Compensation of consultant granted in stock	3,217		—*	97	—	—	97
Issuance of common shares	11,428		—*	400	—	—	400
Exercise of options	660		—*	5	—	—	5
Issuance of warrants	—		—	143	—	—	143
Purchase of treasury stock	—		—	—	(12)	—	(12)
Issuance of stock in exchange for payment of interest on convertible debt	10,186		—*	180	—	—	180
Balance, December 31, 2012	6,041,946	$	—*	$118,247	$(22)	$(124,112)	$(5,887)

*	Less than $1

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Common Stock			Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount
Balance, January 1, 2013	6,041,946	$	—*	$118,247	$(22)	$(124,112)	$(5,887)
Net loss	—		—	—	—	(27,450)	(27,450)
Stock based compensation	—		—	796	—	—	796
Compensation granted in stock	15,242		—*	94	—	—	94
Issuance of stock in exchange for payment of interest on convertible debt	41,672		—*	180	—	—	180
Conversion of 2011 Convertible Note Payable Principal Balance	1,127,820		—*	15,000	—	—	15,000
Issuance of stock for inducement of 2011 Convertible note payable	159,330		—*	—	—	—	—
Issuance of stock for conversion of Bridge Loan and extinguishment	2,187,529		—*	11,480	—	—	11,480
Issuance of Warrants – conversion of bridge loan	—		—	392	—	—	392
Issuance of warrants for the Bridge Loan and extinguishment	—		—	401	—	—	401
Issuance of shares and warrants – IPO	1,337,792		—*	6,751	—	—	6,751
Issuance of shares and warrants – IPO over-allotment	200,668		—*	1,027	—	—	1,027
Issuance of – shares, warrants, and modification of options for one-time agreement with MBTH	1,599,453		—*	10,067	—	—	10,067
Issuance of shares and warrants – secondary offering	5,715,000		—*	9,147	—	—	9,147
Issuance of stock – secondary offering exercise of over-allotment	255,000		—*	415	—	—	415
Issuance of stock from exercise of warrants	858		—*	3	—	—	3
Balance, December 31, 2013	18,682,310	$	—*	$174,000	$(22)	$(151,562)	$22,416

*	Less than $1

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2013	2012
Cash flows from operating activities
Net loss	$(27,450)	$(13,787)
Adjustments to reconcile net loss to net cash used in operating activities
Stock based compensation	796	554
Share-based consulting and other services	94	100
Allowance for doubtful accounts	16	—
Depreciation and amortization	2,370	2,063
Impairment	933	286
Accretion of financing instruments	176	—
Amounts paid by affiliate on behalf of xG	—	1,500
Inducement expense	391	—
Other expense	10,067	—
Non-cash interest expense	601	—
Reversal of 2011 and 2012 accrued bonus expense	(2,335)	—
Changes in assets and liabilities
Accounts receivable	(804)	—
Inventory	(2,621)	—
Prepaid expenses and other current assets	293	28
Accounts payable	1,186	(32)
Accrued expenses	21	191
Accrued bonuses	—	1,258
Accrued interest and fees	1,300	1,180
Deferred revenue – related party	480	—
Due to related party	91	1,098
Net cash used in operating activities	(14,395)	(5,561)
Cash flows from investing activities
Capital expenditures for property and equipment	(294)	(515)
Capitalization of intangible assets	(2,602)	(4,491)
Net cash used in investing activities	(2,896)	(5,006)
Cash flows from financing activities
Repayment of capital lease	(123)	—
Proceeds from convertible notes payable	450	10,315
Proceeds from convertible bridge loan payable ($2,727 to related party)	4,994	—
Repayment of convertible bridge loan payable	(125)	—
Proceeds from issuance of common stock	17,340	400
Purchase of treasury stock	—	(12)
Proceeds from exercise of options	—	2
Proceeds from issuance of warrants	1	—
Net cash provided by financing activities	22,537	10,705
Net increase in cash	5,246	138
Cash, beginning of year	271	133
Cash, end of year	$5,517	$271

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS – (continued)
(IN THOUSANDS)

	Year Ended December 31,
	2013	2012
Supplemental cash flow disclosures of investing and financing activities
Conversion of notes payable	$15,000	$—
Conversion of convertible bridge loan payable including interest and fees	9,023	—
Interest and fees refinanced under the bridge loan	5,408	—
Due to related party refinanced under the bridge loan	1,393	—
Related party amount refinanced under the bridge loan	1,013	—
Capital lease obligation for property and equipment	370	—
Reclass of fixed asset to inventory	293	—
Stock issued as payment for interest on convertible notes	180	180

The accompanying notes are an integral part of these statements.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1 — NATURE OF OPERATIONS

Description of Business

xG Technology, Inc. (the “Company”) is a Delaware corporation that has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms designed to offer cognitive interference mitigation and spectrum access solutions to organizations in a wide variety of industries, including national defense and rural broadband, which represent the primary vertical markets that the Company is initially targeting.

2 — GOING CONCERN

The financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. As of December 31, 2013, the Company has an accumulated deficit of $151,562,000 and a net loss of $27.5 million for the year then ended. This and other factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital, obtain other means of financing, and to fulfill its existing backlog. As of March 6, 2014, the Company has a total backlog of $34.6 million. The ability to recognize revenue and ultimately cash receipts, on the existing backlog is contingent upon, but not limited to, acceptable performance of the delivered equipment and services. The Company began fulfilling orders associated with its back log during the fourth quarter of 2013. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation.

Concentrations of Credit Risk for Cash

The Company does not have any off-balance-sheet concentrations of credit risk. The Company expects cash to be the single asset most likely to subject the Company to concentration of credit risk. The Company’s policy is to maintain its cash with high credit quality financial institutions to limit its risk of loss exposure.

During the year, the Company had cash balances in excess of the federally insured limits of $250,000. The funds are on deposit with Wells Fargo Bank, N.A. Consequently, the Company does not believe that there is a significant risk having these balances in one financial institution. The Company has not experienced any losses in its bank accounts through December 31, 2013.

Inventory

Inventories, consisting principally of raw materials and finished goods, are carried at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Raw materials consist of purchased parts, components and work in process. The Company evaluates inventory balances and adjusts inventory to the lower of cost or market based upon anticipated usage of the inventory and the potential for obsolescence.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Intangible Assets

Capitalized software costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established and amortized on a straight-line basis over five years, beginning when the products are offered for sale or the enhancements are integrated into the products. Management is required to use its judgment in determining whether capitalized software costs meet the criteria for immediate expense or capitalization, in accordance with Generally Accepted Accounting Principles (“GAAP”). The unamortized capitalized costs of a computer software product are compared to the net realizable value of that product and any excess is written off.

The Company’s proprietary software solutions operate in a fast changing industry that may generate unknown methods of detecting and monitoring disturbances that could render our technology inferior, resulting in the Company’s results of operations being materially adversely affected. The Company does, however, closely monitor trends and changes in technologies and customer demand that could adversely impact its competitiveness and overall success. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near term due to competitive pressures. As a result, the carrying amount of the capitalized software costs for the Company’s products may be reduced materially in the near term.

Costs incurred for product enhancements are charged to expense as research and development until the technological feasibility of the enhancement has been established. These enhancements are amortized on a straight line basis over the useful life of the product enhancement which is currently estimated to be five years beginning when the enhancements are integrated into the products that are offered for sale.

The Company’s software is inherently complex and may contain defects and errors that are only detectable when the products are in use. Such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects in the Company’s software could adversely affect our ability and that of our customers to ship products on a timely basis as well as customer or licensee demand for our products. Any such delays or declines in demand could reduce the Company’s revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves. Intellectual property is embedded in proprietary software algorithms that offer cognitive spectrum access and interference mitigation solutions.

Patents and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years.

Property, Plant and Equipment

Property, plant and equipment are presented at cost at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Impairment of Long-Lived Assets

Long lived assets including certain intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Impairment of intangible assets amounted to $37,000 and $18,000 for the years ended December 31, 2013 and 2012,

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

respectively. Impairment of property and equipment amounted to $896,000 and $268,000 for the years ended December 31, 2013 and 2012, respectively.

Allowance for Doubtful Accounts

In the event that management determines that a receivable becomes uncollectible, or events or circumstances change, which result in a temporary cessation of payments from the customer, we will make our best estimate of probable or potential losses in our accounts receivable balance using he allowance method for each quarterly period. Management will periodically review the receivables at the end of each quarterly reporting period and the appropriate accrual will be made based on current available evidence and historical experience. Allowance for doubtful accounts were $16,000 and $0 for the years ended December 31, 2013 and 2012, respectively.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as the services are provided or at the time the goods are shipped and title as passed.

Development Expenses

Development expenses consist primarily of salaries and related costs for technical and programming personnel, are expensed as incurred and were $5,468,000 and $4,806,000 for the years ended December 31, 2013 and 2012, respectively.

Income Taxes

The Company accounts for income taxes using the assets and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company files a U.S. federal and state income tax return. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in finance income (expense), net in the Statements of Operations. There were no liabilities recorded for uncertain tax positions at December 31, 2013 and 2012.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Stock Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options.

The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. For all employee stock options, the Company recognizes expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

Treasury Stock

Shares of common stock repurchased are recorded at cost as treasury stock. When shares are reissued, the cost method is used for determining cost. In accordance with GAAP, the excess of the acquisition cost over the reissuance price of the treasury stock, if any, is recorded to additional paid-in capital, limited to the amount previously credited to additional paid-in capital, if any. Any excess is charged to accumulated deficit.

Earnings Per Share

Basic earnings per common share amounts are based on weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all potentially dilutive stock options, warrants and convertible stock, subject to anti-dilution limitations. All such potentially dilutive instruments were anti-dilutive as of December 31, 2013 and 2012. At December 31, 2013 and 2012 approximately 5.29 million and 2.05 million shares underlying the convertible debentures, options and warrants were anti-dilutive.

Warranty Reserve

The Company established a warranty reserve policy effective for the fiscal year ending December 31, 2013. Although the Company tests its product in accordance with its quality programs and processes, its warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. Should actual product failure rates or service costs differ from the Company’s estimates, which are based on limited historical data, where applicable, revisions to the estimated warranty liability would be required. The warranty reserve for the fiscal year ending December 31, 2013 and 2012 was $8,000 and $0, respectively.

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. All debt is based on current rates at which the Company could borrow funds with similar remaining maturities and approximates fair value.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013, consistent with the fair value hierarchy provisions:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Assets:
Cash	$5,517,000	$—	$—	$5,517,000
Liabilities:
Convertible notes payable	$—	$90,000	$—	$2,000,000

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012, consistent with the fair value hierarchy provisions:

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Assets:
Cash	$271,000	$—	$—	$271,000
Liabilities:
Convertible notes payable	$—	$10,595,533	$—	$19,198,000

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recently Issued Accounting Principles

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Pursuant to Section 107 of the JOBS Act, we have elected to utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

4 — INVENTORY

Inventories included in the accompanying balance sheet are stated at the lower of cost or market as summarized below:

	December 31, 2013	December 31, 2012
Raw materials consisting of purchased parts, components and work in process	$2,461,000	$—
Finished goods	455,000	—
Total Inventory	$2,916,000	$—

Based upon the Company’s analysis of the lower of cost or market, there was no reserve for inventory recorded as of December 31, 2013.

5 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$324,000	$—
Accounts receivable – related party	480,000	—
Net allowance for doubtful accounts	(16,000)	—
Net accounts receivable	$788,000	$—

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

6 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Useful Life (years)	December 31,
		2013	2012
Cost:
Furniture and equipment	3 – 7 years	$2,633,000	$1,970,000
Hardware	4 – 5 years	—	2,486,000
		2,633,000	4,456,000
Accumulated depreciation:		(1,827,000)	(2,731,000)
Property and equipment, net		$806,000	$1,725,000

Depreciation of property and equipment amounted to $393,000 and $662,000 for the years ended December 31, 2013 and 2012, respectively. Impairment of property and equipment amounted to $896,000 and $268,000 for the years ended December 31, 2013 and 2012, respectively. We also reclassified $293,000 of hardware supplies into inventory in 2013. The impairment charge of $896,000 in 2013 was related to hardware with a cost of $2,193,000 and an accumulated depreciation of $1,297,000.

7 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software Development Costs		Patents & Licenses
	Cost	A.A.	Cost	A.A.	Total
Balance as of December 31, 2011	$7,975,000	$(479,000)	$12,051,000	$(5,010,000)	$14,537,000
Additions	4,251,000	—	239,000	—	4,490,000
Impairments	—	—	(18,000)	—	(18,000)
Amortization	—	(782,000)	—	(619,000)	(1,401,000)
Balance as of December 31, 2012	$12,226,000	$(1,261,000)	$12,272,000	$(5,629,000)	$17,608,000
Additions	2,562,000	—	39,000	—	2,601,000
Impairments	—	—	(36,000)	—	(36,000)
Amortization	—	(1,313,000)	—	(664,000)	(1,977,000)
Balance as of December 31, 2013	$14,788,000	$(2,574,000)	$12,275,000	$(6,293,000)	$18,196,000

Amortization of intangible assets amounted to $1,977,000 and $1,401,000 for 2013 and 2012, respectively. The total cost basis of intangible assets at December 31, 2013 was $27.1 million which consists of $26.8 million of costs that are subject to amortization at December 31, 2013 and $0.3 million of assets that are not subject to amortization at December 31, 2013.

Software Development Costs:

At December 31, 2013 the Company has capitalized a total of $14.8 million of software development costs. On September 26, 2013, the Company received the last remaining certification from the FCC needed for the xMax cognitive radio products. The xMax cognitive radio products include the xAP, xMod, xVM and xMSC. Beginning on September 30, 2013, Management determined that the xMax cognitive radio products were available for sale and these products will be amortized on a straight line basis over an estimated life of five years. The Company recognized amortization of software development costs available for sale of $1.3 million and $0.8 million in 2013 and 2012. Since October 1, 2013, the Company has been focusing on the enhancement of the xMax cognitive radio products. These costs are not being amortized considering that the enhancement is yet incorporated in products and available for sale.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

7 — INTANGIBLE ASSETS  – (continued)

Patents & Licenses:

At December 31, 2013 the Company has capitalized a total of $12.3 million of patents & licenses. Included in the capitalized costs is $12.2 million of costs associated with patents and licenses that have been filed. Also included in the capitalized costs is $0.1 million of costs associated with provisional patents and pending applications which have not yet been filed.

The Company amortizes patents and licenses that have been filed over their useful lives which range between 18.5 to 20 years. The costs of provisional patents and pending applications is not amortized until the patent is filed and is reviewed each reporting period to determine if it is likely that the patent will be successfully filed. The Company recognized $0.7 million of amortization expense related to patents and licenses in each of the years ended December 31, 2013 and 2012.

Estimated amortization expense for the succeeding five years is as follows:

2014	$3,590,000
2015	3,590,000
2016	3,127,000
2017	2,809,000
2018 and thereafter	4,840,000
$17,956,000

8 — OBLIGATION UNDER CAPITAL LEASE

The future minimum payments for capital leases as at December 31, 2013 are as follows:

2014	$129,000
2015	128,000
Total minimum lease payments	257,000
Less amount representing interest	10,000
Present value of the net minimum lease payments	247,000
Less obligations under capital lease maturing within one year	129,000
Long-term portion of obligations under capital lease	$118,000

During 2013, the Company financed certain capital expenditures totaling $257,000 through the issuance of capital leases. The interest rate for this transaction was 4%.

9 — CONVERTIBLE NOTES PAYABLE

On May 19, 2011, the Company entered into a convertible promissory note (the “May 2011 Convertible Note”) whereby the Company borrowed principal advances in the amount of up to $15 million with MBTH (subject to increase by mutual agreement). The loan was payable on final maturity, May 19, 2016, or earlier demand, and was convertible, at MBTH’s option, into shares of the Company at a price of $26.25 per share. Interest was payable semi-annually in cash or shares, at the Company’s option, at the rate of 8% per year. Additionally, a facility fee of 2% was payable by the Company at maturity. The loan facility was secured against substantially all of the assets of the Company. As of December 31, 2012, the Company had drawn down $17.2 million of principal balance under the May 2011 Convertible Note and accrued interest and fees at December 31, 2012 was $1.1 million.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

9 — CONVERTIBLE NOTES PAYABLE  – (continued)

The Company drew down an additional $450,000 on the May 2011 Convertible Note with MBTH from January 1, 2013 through January 16, 2013 to finance operating activities of the Company. Additionally, the Company accrued additional interest and fees of $266,000 from January 1, 2013 through January 16, 2013.

On January 16, 2013, the Company entered into several agreements as part of negotiations to induce MBTH to convert $15.0 million of the principal balance under the May 2011 Convertible Loan. As part of these negotiations, the Company entered into Amendment Number 1 to the May 2011 Convertible Loan Facility whereby the Company modified the conversion price on the May 2011 Convertible Loan from $26.25 to $13.30 (the “Modified Strike Price”). In addition, the Company agreed to issue MBTH 142,857 common shares upon the exercise in full of MBTH’s conversion rights, termination of the May 2011 Shareholder Loan and the discharge of all MBTH’s collateral over the Company’s assets.

The Company agreed to modify the exercise price on two options representing 571,428 underlying common shares granted to MBTH under the February 2011 Convertible Loan from $17.50 with respect to an option for 285,714 underlying shares and $35.00 with respect to an option for 285,714 common shares to the Modified Strike Price of $13.30. The Company also agreed to compensate MBTH for funding and other costs assumed by MBTH by issuing MBTH 16,474 common shares at the Modified Strike Price for the difference between the interest rate of 8% that the Company owed to MBTH under the May 2011 Convertible Loan and the interest rate of 9.5% that MBTH pays to investors for monies raised by MBTH.

The Company agreed to grant MBTH a warrant to subscribe for 42,857 common shares (the “42,857 Warrant”) with an exercise price of $0.35 per share. The 42,857 Warrant is contingent upon shareholders of MBTH electing to exercise a warrant issued to them by MBTH (the “MBTH Warrant”) in xG Technology, Inc. common shares. If the MBTH shareholder elect not to exercise the MBTH Warrant or they elect to exercise a portion or all of the MBTH Warrant into shares of MBTH, a proportionate number of common shares under the 42,857 Warrant will be issued to MBTH.

The Company agreed to award MBTH an option for 142,857 common shares with an exercise price equal to $8.75 per share.

On January 16, 2013, in consideration of the terms above, MBTH gave the Company notice to its intention to exercise the conversion rights on the 2011 Convertible Loan. On March 26, 2013, the Company issued 1,127,819 common shares to MBTH in consideration of the conversion rights under the May 2011 Convertible Note to convert the principal balance of $15.0 million into common shares at $13.30 per share, and 142,857 common shares were issued for the discharge of MBTH’s collateral over the Company’s assets. The additional consideration described above was considered an induced conversion of the 2011 Convertible Loan. The Company recorded debt inducement for the differential in the value of securities issued to the debt holder under the original terms compared to the value of securities issued to the debt holder under the amended terms. Additionally, the modification of options were accounted for as debt inducement based upon the valuation of the option immediately prior to the amendment compared to the value of the option with the amended terms. As a result of the modified terms, the Company recorded debt inducement of $14.1 million during the year ended December 31, 2013. The inducement was recorded as a reduction and increase to additional paid in capital as MBTH is a related party.

The Company agreed to award MBTH a 3% cash success fee if MBTH arranges additional financing for the Company by a third party (other than the Bridge Loan as defined below) or arranges a merger, consolidation or sale by the Company of substantially all of the assets to a third party.

Bridge Loan

Under a subscription agreement and convertible promissory note (the “Bridge Loan”) between the Company and MBTH dated January 16, 2013, MBTH committed to advance to the Company $5 million as part of a new convertible bridge loan for up to an aggregate of $10 million. The Bridge Loan was issued to refinance principal advances under the May 2011 Convertible Loan in excess of $15 million, all accrued

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

9 — CONVERTIBLE NOTES PAYABLE  – (continued)

interest and fees under the May 2011 Convertible Loan and for general corporate purposes including; additional working capital and product development. On January 16, 2013, the Company refinanced principal of $2,648,000 and accrued interest of fees of $1,393,000 under the May 2011 Convertible Note for a beginning principal balance of $4,041,000 under the Bridge Loan.

The Bridge Loan was for a term of one year and was convertible, at each loan note holder’s option, into common shares at any time prior to final maturity at $5.225 (95% of $5.50, the price of the Company’s initial public offering completed on July 24, 2013). Interest was payable at 20% per annum, semi-annually in cash or shares, at the option of each loan note holder. The Bridge Loan may be prepaid by the Company in whole (or in part), subject to payment of a minimum of six months’ interest if prepaid within the first six months. The Company may redeem 50% of the Bridge Loan without prepayment penalty by forcing a conversion into shares, provided that the shares are marginable and freely tradable on a liquid exchange, and provided further that, if such forced conversion was effected within six months from the date of the Bridge Loan, then the Company shall pay six month’s interest on the unpaid and unconverted principal balance of the Bridge Loan immediately before such forced conversion (such interest being payable in cash or shares, at the option of each loan note holder).

For every $350 of principal amount of Bridge Loan advanced by MBTH, the loan note holder will be issued one warrant to subscribe one share at a subscription price of $0.35 per share. The warrants are exercisable for a period of five years from issuance. The Company agreed to pay an origination fee of 5% to note holders.

The Company drew down an additional $6,768,000 with MBTH and $2,267,300 with the other investors to finance operating activities through July 18, 2013. Additionally, the Company accrued additional interest and fees of $1,355,000 from January 16, 2013 through July 18, 2013.

On July 18, 2013, the Company exercised its right to force a conversion of 50% of the then outstanding principal balance under the Bridge Loan Agreement and received notification of intent to convert the remaining 50% of the principal balance under the Bridge Loan and all accrued interest and fees from MBTH and other non-related investors that investors holding a total principal balance under the Bridge Loan of $8,910,000 and accrued interest and fees of approximately $1,355,000.

On August 7, 2013, the Company repaid $125,000 to a non-related investor for investment into the Bridge Loan.

On August 22, 2013, the Company refinanced approximately $1,013,000 of liabilities previously paid by MBTH during 2013 on behalf of the Company through the Bridge Loan and incurred an origination fee of approximately $50,000. The Company received notification from MBTH of its intent to convert the principal balance and accrued fees and interest of $101,000.

On August 22, 2013, the Company issued 2,187,529 common shares for the conversion of the balance of approximately $11,429,000 in principal and accrued interest and fees at a price per share of $5.225. Because the Bridge Loan was convertible into shares at 95% of the price of the IPO price, the Company recorded a charge of $0.6 million in interest expense during the year ended December 31, 2013, due to the difference between the IPO price of $5.50 and conversion price of $5.225. Additionally, the Company issued warrants to purchase 1,093,778 underlying shares as additional consideration to the investors who exercised their conversion option. The warrants vested immediately and are exercisable into common shares at an exercise price of $6.87 per share and have a term of five years from the date of issuance.

On August 22, 2013, the Company recorded an inducement charge of $1.8 million for the additional warrants to purchase 1,093,778 underlying shares as additional consideration to the investors who exercised their conversion option. The issuance of the warrants is considered an inducement to convert the Bridge Loan balance as the warrants were issued in addition to the common shares contractually required by the Bridge

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

9 — CONVERTIBLE NOTES PAYABLE  – (continued)

Loan Agreement. The charge was calculated using the fair market value of the warrant. As a result, the Company recorded during the year ended December 31, 2013, an inducement expense of $0.4 million on the statement of operations for 237,173 warrants given to non-related parties and an inducement of $1.4 million to additional paid in capital for 856,605 warrants given to related parties.

On October 6, 2011, the Company entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The $2 million Convertible Note is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into common shares of the Company at a price of $35.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at the Company’s option. As of December 31, 2013, $2 million of principal balance was outstanding under the $2 million Convertible Note. The accrued interest at December 31, 2013 was $42,329 and is reflected in the balance sheet as accrued interest and fees. On May 7, 2013, the Company issued 6,923 shares in repayment of $90,000 of interest. On December 2, 2013, the Company issued 34,749 shares in repayment of $90,000 of interest.

10 — INCOME TAXES

The provision (benefit) for income taxes consists of the following:

December 31,
	2013	2012
Current tax provision
Federal	$—	$—
State	—	—
	—	—
Deferred tax provision
Federal	—	—
State	—	—
	—	—
Income tax provision	$—	$—

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	December 31,
	2013	2012
Statutory Federal income tax (benefit) rate	(35)%	(35)%
State and local taxes net of Federal (benefit)	(5.50)%	(5.50)%
Permanent differences	1.24%	1.17%
Valuation allowance	39.26%	39.33%
Effective tax rate	0%	0%

There were no significant uncertain tax positions taken, or expected to be taken, in a tax return that would be determined to be an unrecognized tax benefit taken or expected to be taken in a tax return that should have been recorded on the Company’s financial statements for the years ended December 31, 2013 or 2012.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

10 — INCOME TAXES  – (continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2013	2012
Deferred tax assets
Net operating loss carry forwards	$42,122,000	$42,848,000
Research and development tax credit carry forwards	1,207,000	1,186,000
Accrued expenses	96,000	1,017,000
Total deferred tax asset	49,425,000	45,051,000
Valuation allowance	(49,425,000)	(45,051,000)
	$—	$—

Net operating losses (“NOL”) of approximately $118.8 million will expire beginning in 2027 for federal and state purposes. The Company also has research and development credits of approximately $1.2 million which will begin to expire in 2027.

Realization of the NOL carry forwards and other deferred tax temporary differences is contingent on future taxable earnings. The Company’s deferred tax asset was reviewed for expected utilization using a “more likely than not” approach by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, a valuation allowance has been recorded against the Company’s deferred tax asset, as it was determined based upon past and present losses that it was “more likely than not” that the Company’s deferred tax assets would not be realized. The valuation allowance was increased to the full carrying amount of the Company’s deferred tax assets. In future years, if the deferred tax assets are determined by management to be “more likely than not” to be realized, the recognized tax benefits relating to the reversal of the valuation allowance as of December 31, 2013 will be recorded. The Company will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately as such time when it is determined that the “more likely than not” criteria is satisfied. The federal and state tax returns for the years ending December 31, 2010, 2011 and 2012 are currently open.

11 — EQUITY

On March 5, 2013, the Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution a proposal to authorize the Board to effect a reverse split of the Corporation’s outstanding common stock, at an exchange ratio ranging between 2-to-1 and 50-to-1 at any time prior to the next annual meeting of stockholders. Effective March 24, 2013, holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted acting by written consent to approve the Board’s authority to effect the reverse split. On March 24, 2013, we effected a 1-for-25 reverse stock split and on March 28, 2013 we effected a 1-for-1.4 reverse stock split. Upon the effectiveness of the first reverse stock split, every 25 shares of outstanding common stock decreased to one share of common stock. Similarly, the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-25 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. Upon the effectiveness of the second reverse stock split, every 1.4 shares of outstanding common stock decreased to one share of common stock and the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-1.4 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. The purpose of the second reverse split was to provide for

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

11 — EQUITY  – (continued)

a cumulative or aggregate reverse split of 1-for-35 taking into account both reverse stock splits. On March 26, 2013, the Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution a proposal to authorize the Board to decrease the par value $0.01 for common stock per share, to par value $0.00001 per share. All share and per share information has been retroactively adjusted to reflect the reverse stock split.

On March 26, 2013, the Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution a proposal to authorize the Board to increase common stock from 250,000,000 shares of common stock to 300,000,000 shares common stock per share.

Initial Public Offering

On July 24, 2013, the Company closed its initial public offering of 1,337,792 shares of common stock, par value $0.00001 per share, and warrants to purchase 668,896 shares of common stock, at a purchase price to the public of $5.50 per share and $0.01 per warrant, for net proceeds to the Company, after deducting underwriter discounts and offering expenses, of $6,750,673. The warrants have an exercise price of $6.87 per share and are exercisable immediately and will expire five years from the date of issuance.

Over-allotment Option

On August 19, 2013, the underwriters exercised in full their over-allotment option to purchase an additional 200,668 shares of common stock and warrants to purchase 100,334 shares of common stock with an exercise price of $6.87, at a purchase price to the public of $5.50 per share and $0.01 per warrant, for net proceeds to the Company, after deducting underwriter discounts, of $1,027,349.

Issuance of Shares and Warrants to MBTH

On September 30, 2013, directors of the Company not related with MBTH authorized a onetime agreement, whereby the Company issued to MBTH 1,599,453 shares of common stock and a warrant to purchase 1,363,636 shares of common stock at an exercise price of $6.87 per share for the difference in price between the shares issued to them in March 2013 at a price of $13.30 per share in exchange for the conversion of its 2011 Convertible Note and the $5.50 purchase price for shares sold in our initial public offering in July 2013. Additionally, the Modified Strike Price, agreed upon between the Company and MBTH in January 2013, of $13.30 per share for the two options representing 571,428 underlying shares granted to MBTH in February 2011 has been lowered to $5.50. In connection with the onetime agreement, the Company recorded a total of $10.1 million to Other expense, of which, $7.8 million was the fair market value of the 1,599,453 shares of common stock issued to MBTH; $1.8 million was the fair value of the warrants to purchase 1,363,636 shares of common stock which were issued to MBTH; and $0.5 million was the change in the fair market value immediately before and after the modification of the stock price for options with 571,428 underlying shares.

Secondary Offering

On November 18, 2013, the Company closed its secondary public offering of 5,715,000 shares of common stock, par value $0.00001 per share, at a purchase price to the public of $1.75 per share, for net proceeds to the Company, after deducting underwriter discounts and offering expenses, of $9,146,888. In connection with the offering, the Company issued warrants to the underwriters to purchase 171,450 shares of common stock, for an aggregate price of $100. The warrants have an exercise price of $2.1875 per share and are exercisable immediately and will expire five years from the date of issuance.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

11 — EQUITY  – (continued)

Over-allotment Option

On December 12, 2013, the underwriters made a partial exercise of their over-allotment option in which they purchased an additional 255,000 shares of common stock at a purchase price to the public of $1.75 per share, for net proceeds to the Company, after deducting underwriter discounts, of $415,013. The underwriters had an option to purchase up to 857,250 shares of common stock or 15% of the total number of shares offered within 45 days after the closing of the Offering.

Stock Options — Equity Incentive Plans:

The Company’s stock option plans provide for the grant of options to purchase shares of common stock to officers, directors, other key employees and consultants. The purchase price may be paid in cash or “net settled” in shares of the Company’s common stock. In a net settlement of an option, the Company does not require a payment of the exercise price of the option from the optionee, but reduces the number of shares of common stock issued upon the exercise of the option by the smallest number of whole shares that has an aggregate fair market value equal to or in excess of the aggregate exercise price for the option shares covered by the option exercised. Options generally vest over a three year period from the date of grant and expire ten years from the date of grant.

A summary of the Company’s historical stock option plan activity as of December 31, 2013 is as follows:

Plan Name	Options Authorized	Options Granted	Shares Exercised	Shares Forfeited/Expired	Options Outstanding
2004	142,857	142,857	67,460	24,287	51,110
2005	142,857	142,857	10,000	58,572	74,285
2006	314,285	310,102	6,304	65,882	237,916
2007	28,571	25,714	—	4,285	21,429
2009	285,714	358,440	10,041	55,784	292,615
2013	906,291	305,625	—	—	305,625
Total	1,820,575	1,285,595	93,805	208,810	982,980

Under ASC 718, the weighted average fair value of options granted was $1.99 and $15.75 for options granted in 2013 and 2012, respectively. Each option is estimated on the date of grant, using the Black-Scholes model and the following assumptions (all in weighted averages):

	2013	2012
Exercise price	$2.43	$16.45
Volatility	109%	145%
Risk-free interest rate	1.37%	1.42%
Expected dividend yield	0%	0%
Expected term (years)	6	9.2

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the option. The expected term for employees represents the period of time that options granted are expected to be outstanding using the simplified method, for non-employee options the expected term is the full term of the option. Expected volatility is based on the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant. The forfeiture rate is based on historical data related to prior option grants, as we believe such historical data will be similar to future results.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

11 — EQUITY  – (continued)

A summary of the status of the Company’s stock option plans for the years ended December 31, 2013 and 2012 is as follows:

	Number of Options (in Shares)	Weighted Average Exercise Price
Options Outstanding January 1, 2012	653,896	$39.90
Granted	71,000	16.45
Exercised	660	7.70
Forfeited or Expired	23,333	22.40
Options outstanding, December 31, 2012	700,903	38.15
Exercisable, December 31, 2012	513,603	$47.60
Options Outstanding, January 1, 2013	700,903	$38.15
Granted	334,161	2.43
Exercised	—	—
Forfeited or Expired	52,084	13.16
Options outstanding, December 31, 2013	982,980	28.05
Exercisable, December 31, 2013	571,261	$44.79

Summary information regarding the options outstanding and exercisable at December 31, 2013 is as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding (in shares)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable (in shares)	Weighted Average Exercise Price
$1.05 – 8.05	429,705	9.10	$3.36	96,111	$7.12
8.40 – 23.80	282,795	4.69	14.16	204,670	14.02
35.00 – 70.00	241,133	2.22	68.74	241,133	68.74
122.50 – 288.75	29,347	3.08	187.26	29,347	187.26
	982,980			571,261

Under the provisions of ASC 718, the Company recorded approximately $796,000 and $554,000 of stock based compensation expense for the years ended December 31, 2013 and 2012, respectively. Stock based compensation for employees was approximately $421,000 and $371,000 and stock based compensation expense for non-employees was approximately $375,000 and $183,000 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, there was approximately $1.2 million and $1.6 million, respectively, of unrecognized compensation cost related to non-vested options under the plans.

In 2013, no options were exercised and in 2012, the Company received proceeds of $2,000 from the exercise of options with 238 underlying shares. In 2012, options for 422 underlying shares were net settled through cashless exercises. The intrinsic value of options exercised in 2013 and 2012 were $0 and $5,000, respectively. The intrinsic value of options exercisable at December 31, 2013 and 2012 was $0 and $996,000, respectively. The total fair value of shares vested during 2013 and 2012 was $846,000 and $619,000, respectively.

Deferred tax benefits recognized from the timing difference of recognizing stock based compensation expense per the financial statements compared to the income tax return has been fully reserved for as the Company is in a net loss position. No windfall tax benefits have been recognized for the exercise of stock options.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

11 — EQUITY  – (continued)

Warrants:

The Company has issued warrants, outside of the equity incentive plans, at exercise prices equal to or greater than market value of the Company’s common stock at the date of issuance.

A summary of the warrant and option activity is as follows:

	Number of Options/Warrants (in Shares)	Weighted Average Exercise Price
Warrants Outstanding January 1, 2012	629,160	$24.85
Granted	8,571	35.00
Exercised	—	—
Forfeited or Expired	43,446	—
Warrants Outstanding, December 31, 2012	594,285	25.90
Exercisable, December 31, 2012	594,285	$25.90
Warrants Outstanding, January 1, 2013	594,285	$25.90
Granted	3,652,669	6.61
Exercised	858	0.35
Forfeited or Expired	—	—
Warrants Outstanding, December 31, 2013	4,246,096	6.53
Exercisable, December 31, 2013	4,246,096	$6.53

Summary information regarding the warrants as of December 31, 2013 is as follows:

Exercise Price	Number Outstanding (in shares)	Weighted Average Remaining Contractual Life (in years)
$0.35	70,726	4.65
$2.19	171,450	4.89
$5.50	571,428	2.13
$6.87	3,266,778	4.66
$7.87	14,286	1.28
$8.75	142,857	4.04
$35.00	8,571	3.20
Exercisable, December 31, 2013	4,246,096

The Company issued a warrant to purchase 8,571 common shares of the Company to a non-employee on March 28, 2012. The warrant was fully vested on the date of issuance and the Company recorded stock based compensation expense for non-employees of $143,000. The Company used the following assumptions in the Black Scholes model to calculate the fair value of the warrant on March 28, 2012:

2012
Exercise price	$35.00
Black-Scholes	16.68
Volatility	149%
Risk-free interest rate	1.13%
Expected dividend yield	0%
Expected term (years)	5.00

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the warrant. The expected term for non-employee warrants is the full term of the warrant. Expected volatility is based on

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

11 — EQUITY  – (continued)

the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant.

The modification of the existing options with MBTH (refer to Note 9 — Convertible Notes Payable) was considered an induced conversion. The Company calculated the value of the options immediately prior to the amendment compared to the value of the option with the amended terms.

The Company agreed to modify the exercise price on two options representing 571,428 underlying common shares granted to MBTH under the February 2011 Convertible Loan from $13.30 to the Modified Strike Price of $5.50. The Company calculated the value of the options immediately prior to the amendment compared to the value of the option with the amended terms.

The Company used the following assumptions in the Black Scholes Model to calculate the fair value of the warrants:

	January 16, 2013 Amended Terms	September 30, 2013 Amended Terms
Exercise Price	$13.30	$5.50
Black-Scholes Value	$10.35	$2.93
Volatility	140%	109.8%
Risk-free interest rate	0.27%	0.13%
Expected dividend yield	0%	0%
Expected term (years)	3	3

The Company agreed to award MBTH an option for 142,857 common shares with an exercise price equal to $8.75 per share. The warrants are exercisable for a period of five years from issuance and are fully vested on the date of issuance. The Company agreed to award MBTH an option for 42,857 common shares with an exercise price equal to $0.35 per share. The warrants are exercisable for a period of five years from issuance and are fully vested on the date of issuance.

For every $350 of principal amount of Bridge Loan advanced by a loan note holder, the loan note holder was issued a warrant for one underlying share with an exercise price of $0.35 per share. The warrants for 28,727 underlying shares are exercisable for a period of five years from issue and are fully vested on the date of issuance. The warrants were issued in connection with the Bridge Loan and were recorded as a debt discount of $401,000 against the Bridge Loan. The Company used the following weighted average assumptions in the Black Scholes model to calculate the fair value of the warrants:

On November 19, 2013, in connection with the secondary offering, the Company issued warrants to the underwriters to purchase 171,450 shares of common stock with an exercise price of $2.1875 per share and are exercisable immediately and will expire five years from the date of issuance.

	January 16, 2013	March 12, 2013	Bridge Loan	November 19, 2013
Number of shares	142,857	42,857	28,727	171,450
Exercise Price	$8.75	$0.35	$0.35	$2.1875
Black-Scholes Value	$13.57	$14.71	$5.98 to $14.71	$1.20
Volatility	139.9%	137.7%	104.4%	108.4%
Risk-free interest rate	0.75%	0.88%	0.68%	1.37%
Expected dividend yield	0%	0%	0%	0%
Expected term (years)	5	5	5	5

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

11 — EQUITY  – (continued)

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the warrants. The expected term is the full term of the warrant. Expected volatility is based on the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant.

The Company issued warrants to purchase 1,093,778 underlying shares as additional consideration to the investors who exercised their conversion option. The warrants vested immediately and are exercisable into common shares at an exercise price of $6.87 per share and have a term of five years from the date of issuance.

The Company agreed to award MBTH a warrant to purchase 1,363,636 shares of our common stock with an exercise price equal to $6.87 per share. The warrants are exercisable for a period of five years from issuance and are fully vested on the date of issuance. The Company used the trading price to calculate the fair value of the warrants.

On July 24, 2013, the Company closed its initial public offering and issued warrants to purchase 668,896 shares of common stock with an exercise price of $6.87 per share. The warrants are exercisable immediately and will expire five years from the date of issuance. The Company issued warrants to the underwriters to purchase 40,134 shares of common stock with an exercise price of $6.87 per share. The warrants are exercisable immediately and will expire five years from the date of issuance.

On August 19, 2013, the underwriters exercised in full their over-allotment option and they received warrants to purchase 100,334 shares of common stock with an exercise price of $6.87 per share. The warrants are exercisable immediately and will expire five years from the date of issuance.

The Company used the XGTIW trading price to value these warrants as the warrants issued had identical terms to the warrants traded on the market.

The Company cancelled a warrant to purchase 43,446 common shares of the Company to the non-employee on March 22, 2012. Pursuant to an agreement, warrants issued to the non-employee upon inception of engagement were to be performance based. Pursuant to a mutual agreement with the Company, these warrants will not be exercised and have been cancelled. The cumulative compensation expense of $194,000 was reversed during 2012 upon cancelation.

12 — RETIREMENT PLAN

The Company has a 401(k) plan for all full–time employees who have attained the age of 21 and completed 90 days. The Company does not provide any match for the 401(k).

13 — COMMITMENTS

The Company’s office rental, deployment sites and warehouse facilities expenses aggregated approximately $304,000 and $287,000 of which approximately $83,000 and $106,000 was capitalized during the years ended December 31, 2013 and 2012, respectively. The leases will expire on different dates from 2014 through 2016. The company also entered into contract agreements with two of its principal vendors to provide parts for production. Total obligation of purchasing parts under contractual agreements, minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately as follows:

Year Ending December 31,
2014	$2,523,000
2015	309,000
2016	201,000
$3,033,000

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

13 — COMMITMENTS  – (continued)

The Company has an employment agreement with its CEO, John Coleman, for a term of three years with automatic renewals unless terminated. Mr. Coleman’s agreement was effective on August 1, 2011. It provides that he will receive a salary of no less than $250,000 per year, subject to annual increases as determined by the Board. In addition, he is entitled to incentive compensation not to exceed two (2) times his base salary. The incentive compensation is payable in shares of common stock at the Company’s discretion. He is also entitled to participate in all other benefits that the Company may provide to other senior executives. The agreement contains a non-compete and non-solicitation agreement.

14 — CONCENTRATIONS

During the year ended December 31, 2013, the Company recorded individual sales of $83,000 (20%), $158,000 (39%) and $114,000 (28%) in excess of 10% of the Company’s total sales.

At December 31, 2013, approximately 79% of net accounts receivable was due from three customers and 37% of net accounts receivable was due from one customer.

During the year ended December 31, 2013, approximately 15% of the Company’s inventory purchases were derived from one vendor.

15 — RELATED PARTY TRANSACTIONS

MBTH

As of December 31, 2013 MBTH owned approximately 33% of the Company’s outstanding shares, which represents a controlling interest. The Company has entered into convertible notes with MBTH refer to Note 9 — Convertible Notes Payable.

Due from Related Party

On November 20, 2013, the Company paid $1,350,000 to MBTH which is recorded as a related party receivable as of December 31, 2013. On January 7, 2014, MBTH paid the company $1,350,000 in repayment of the receivable balance.

Due to Related Party

Effective July 1, 2011, by agreement of a committee of the Directors who did not own interests in MBTH, the Company entered into an arrangement with MBTH whereby MBTH assumed certain liabilities of the Company including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months. In consideration for this agreement, the Company issued MBTH 342,857 shares on June 23, 2011 at a price of $8.75 per share for proceeds of $3 million. On July 1, 2012 the agreement with MBTH to assume liabilities of the Company expired. Subsequent to the assumption of liability agreement and through December 31, 2013, MBTH paid additional liabilities on behalf of the Company amounting to $3.6 million. From January 1, 2013 through December 31, 2013, MBTH paid additional liabilities on the behalf of the Company of approximately $2,506,000, the Company repaid MBTH $1,065,000 for liabilities previously paid by MBTH, and the Company refinanced $1,013,000 of liabilities previously paid by MBTH into the Bridge Loan (see Note 9 – Convertible Notes Payable) for a net increase in the related party liability of $428,000. The due to related party balance was $1,526,000 as of December 31, 2013.

On September 30, 2013, the independent directors of the Company not related with MBTH authorized a onetime agreement, whereby we issued to MBTH 1,599,453 shares of our common stock and a warrant to purchase 1,363,636 shares of our common stock at an exercise price of $6.87 per share for the difference in price between the shares issued to them in March 2013 at a price of $13.30 per share in exchange for the conversion of its 2011 Convertible Note and the $5.50 purchase price for shares sold in our initial public offering in July 2013. Additionally, the Modified Strike Price, agreed upon between the Company and MBTH in January 2013, of $13.30 per share for the two options representing 571,428 underlying shares granted to MBTH in February 2011 has been lowered to $5.50. See Note 11 — Equity.

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

15 — RELATED PARTY TRANSACTIONS  – (continued)

Deferred Revenue

On October 16, 2013, the Company completed the first delivery of our xMax comprehensive cognitive radio system, shipping equipment required to fulfill the $155,000 purchase order that was received from rural broadband provider Walnut Hill Telephone Company on November 26, 2012. Larry Townes is Chairman of Townes Tele-Communications, Inc., the parent company of Walnut Hill Telephone Company. Given that Larry Townes is a director of xG Technology, the sale of equipment to Walnut Hill Telephone Company is considered to be a related party transaction. Due to Walnut Hill Telephone Company waiting for the equipment to meet certain technical specifications, the revenue from this transaction is considered deferred revenue as of December 31, 2013.

On December 16, 2013, the Company sold our xMax comprehensive cognitive radio system to Haxtun Telephone Company for $301,000 to fulfill a purchase order that was received on November 24, 2012. Larry Townes is Chairman of Townes Tele-Communications, Inc., the parent company of Haxtun Telephone Company. Given that Larry Townes is a director of xG Technology, the sale of equipment to Haxtun Telephone Company is considered to be a related party transaction. Due to Haxtun Telephone Company waiting for the equipment to meet certain technical specifications, the revenue from this transaction is considered deferred revenue as of December 31, 2013.

Mooers Branton & Co. Incorporated

On March 2, 2006, the Company entered into a management agreement (the “Management Agreement”) with Mooers Branton & Co. Incorporated (“MBC”), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to the Company for a monthly fee of $80,000. The Management Agreement was effective January 1, 2006. The Company incurred fees related to the Management Agreement of $960,000 in the years ended December 31, 2013 and 2012, of which $960,000 was assumed by MBTH in 2013 and 2012. MBC is beneficially controlled and operated by Rick Mooers and Roger Branton, a director and the Chief Financial Officer, respectively, of the Company.

16 — CONTINGENCIES

The Company is subject, from time to time, to claims by third parties under various legal theories. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows. For the years ended December 31, 2013 and 2012, the Company did not have any legal actions pending.

17 — SUBSEQUENT EVENTS

The cancellation of the Company’s common stock on the London Stock Exchange’s AIM Market became effective January 3, 2014. On December 20, 2013, the shareholders approved the cancellation of admission to trading the Company’s common stock on the London Stock Exchange’s AIM Market.

On January 7, 2014, the Company received $1,350,000 from MBTH. As of December 31, 2013, this amount was recorded as a due from a related party.

GLOSSARY

As used herein, the terms set forth below shall have the following meaning:

3G (Third Generation Cellular) — A mobile wireless technology that typically offered a minimum data rate of 2 Megabits/second (Mbits/s, or millions of bits per second) for stationary or walking users, and 384 kilobits/second in a moving vehicle. This system is currently being upgraded to the new 4G LTE technology (see below).

4G (Fourth Generation Cellular) — A successor to 3G cellular technology. Long Term Evolution (LTE) is the most widely deployed 4G technology and has a theoretical net bit rate capacity of up to 100 Mbits/s in the downlink and 50 Mbits/s in the uplink if a 20 MegaHertz (MHz) channel is used.

Broadband — A telecommunications signaling method that includes or handles a relatively high rate of data transfer (typically measured in the range of Mbits/s). Also used as a descriptive term for evolving digital technologies that provide consumers a signal-switched facility offering integrated access to voice, high-speed data, video, and interactive delivery services.

Carrier-Class — Refers to a wireless system that is extremely reliable, well-tested and proven in its capabilities to deliver an exceptional level of service and performance.

Cognitive Radio — An approach to wireless engineering wherein the radio, radio network, or wireless system is endowed with awareness, reason, and agility to intelligently adapt operational aspects of the radio, radio network, or wireless system. Cognitive radios are intelligent enough to make informed decisions on when, how and where to transmit based on past usage and current conditions without manual intervention. They are designed with a high level of agility that enables them to adapt their modulation, frequency, power and other parameters to the available wireless spectrum. This ability to adjust their characteristics (in real time) depending on interference and other conditions of their environment helps ensure optimized transmissions. Cognitive radio is also referred to as agile radio or smart radio.

Competitive Local Exchange Carrier (CLEC) — An organization offering local telephone service that competes with the already established local telephone business by providing its own network and switching infrastructure. The term distinguishes new or potential competitors from established local exchange carriers (LECs) and arises from the Telecommunications Act of 1996, which was intended to promote competition among both long-distance and local phone service providers. Many CLECs specialize in one type of service such as fixed wireless or digital subscriber lines (DSL), while others offer a range of services.

CTIA — The CTIA is an international non-profit membership organization that has represented the wireless communications industry since 1984. Membership in the association is primarily made up of large and incumbent wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The association advocates on behalf of its members at all levels of government.

DSP (Digital Signal Processor) — Specialized microprocessors used for the mathematical manipulation of an information signal to modify or improve it in some way. DSPs are used in a wide range of applications including signal processing for communications, control of systems, digital image processing, audio and speech signal processing.

Dynamic Spectrum Access — A radio software solution that enables a device to dynamically sense and adapt to its radio frequency (RF) environment to maintain reliable communications, even in the presence of potentially harmful interference. Dynamic spectrum access techniques can dramatically improve spectrum efficiency, communications reliability, and system deployment time.

Fading — In wireless communications, fading is the dynamic attenuation of a signal’s strength. Fading is quite common in mobile systems and can be caused by the movement of either the transmitter or receiver (or both) and/or movement in the environment, such as a tree branch swaying, rain or snow or a passing vehicle.

Interference Mitigation — The ability to minimize or mitigate interference, a major issue limiting performance of wide area wireless networks. Interference can be caused by transmitting elements within the network (self-interference) or from third party devices that are part of another network (external interference). The ability to mitigate interference greatly increases the throughput, reliability and range for wireless communications links.

Internet Protocol (IP) — The primary component and communications protocol that underpins the global system of interconnected computer networks (i.e., the World Wide Web). Internet Protocol consists of a set of digital message formats and rules for exchanging information between computers across a single network or a series of interconnected networks. The main purpose and task of Internet Protocol is the delivery of blocks of data called data packets from the source host (source computer) to the destination host (receiving computer) based on their addresses.

Licensed Frequencies — The Federal Communications Commission in the U.S., and similar agencies in other countries, control the use of wireless spectrum (i.e., frequencies). Part of the spectrum in most countries is controlled for military use, public safety and commercial services. Only the entities so entitled may use the frequency bands they have rights to. Licenses to these bands may be allocated at no cost to the network operator as in the case of public safety and military use. However commercial users of licensed frequencies can, and have, paid billions of dollars for regional or national spectrum licenses.

LMR (Land Mobile Radio) — Also called public land mobile radio or private land mobile radio, LMR is a term that denotes a wireless communications system intended for use by terrestrial users in vehicles (mobiles) or on foot (portables). Such systems are used by emergency first responder organizations, public works organizations, or companies with large vehicle fleets or numerous field staff. Such a system can be independent, but often can be connected to other fixed systems, such as the public switched telephone network (PSTN) or cellular networks. Land mobile radio systems are also used in the United States Department of Defense’s communication systems.

MAC (Media Access Control) — A sub layer within the link control layer (layer 2) in the OSI 7 layer model. This layer manages the interaction of devices with a shared medium. The MAC sub layer provides addressing and channel access control mechanisms that make it possible for several terminals or network nodes to communicate within a multiple access network that incorporates a shared medium (i.e., a wireless channel). The “MAC” is a critical part of the software within the radio system needed to make a wireless network operate.

MANET (Mobile Ad hoc Network) — A type of network with elements that can change locations and configure themselves on the fly. Because MANETs are mobile, they use wireless connections to connect to various networks and end user devices. MANET systems are used where reliability and redundant communications paths are paramount.

MIMO — Multiple-input and multiple-output (commonly pronounced my-moh or me-moh), is the use of multiple antennas at both the transmitter and receiver to improve communication performance. It is one of several forms of smart antenna technology.

Mobile Virtual Network Enabler (MVNE) — A company that provides services to mobile virtual network operators, such as billing, network element provisioning, administration, operations, business support systems and operations support systems, and provision of back-end network elements, to enable provision of mobile network services like cellular phone connectivity. An MVNE does not have a relationship with end-user customers. Instead, an MVNE provides infrastructure and services to enable Mobile Virtual Network Operators (MVNOs) to offer services and have a relationship with end-user customers. MVNEs offer the ability for MVNOs to focus on their core strengths of brand, customer loyalty and marketing and leave the back-end enablement and operations to MVNEs.

MoS (Mean Opinion Score) — MoS is used as a subjective rating of telephone communications quality in which listeners judge transmissions by qualifiers, such as excellent, good, fair, poor, or unsatisfactory.

OFDM — Orthogonal frequency-division multiplexing is a method of encoding digital data on multiple carrier frequencies. OFDM has developed into a popular scheme for wideband digital communication.

Part 15 rules — An oft-quoted part of Federal Communications Commission (FCC) rules and regulations regarding unlicensed transmissions. It is a part of Title 47 of the Code of Federal Regulations (CFR), and

regulates everything from spurious emissions to unlicensed low-power broadcasting such as that used by Wi-Fi and Bluetooth devices. xMax® is subject to Part 15 rules.

PCAST (President’s Council of Advisors on Science and Technology) — An advisory group of the nation’s leading scientists and engineers who directly advise the President and the Executive Office of the President. PCAST makes policy recommendations in the many areas where understanding of science, technology, and innovation apply. In 2012, PCAST recommended spectrum sharing as the primary means to address the looming spectrum crisis.

QoS (Quality of Service) — The performance specification of a communications channel or system. QoS may be quantitatively indicated by channel or system performance parameters, such as signal-to-noise ratio (S/N), bit error ratio (BER), message throughput rate, and call blocking probability.

RF (Radio Frequency) — Is a rate of oscillation in the range of about 3 kHz to 300 GHz, which corresponds to the frequency of radio waves, and the alternating currents which carry radio signals. The terms are also used as a synonym for radio — i.e., to describe the use of wireless communication, as opposed to communication via electric wires.

SDR — Software-defined radio is a radio communication system where components that have been typically implemented in hardware are instead implemented by means of software on an embedded computing device. While the concept of SDR is not new, the rapidly evolving capabilities of digital electronics render practical many processes which used to be only theoretically possible. A software-defined radio can be flexible enough to avoid the “limited spectrum” assumptions of designers of previous kinds of radios, in one or more ways.

SON (Self Organizing Network) — A process whereby coordination arises out of the local interactions between network components, typically end user devices and core network elements. It is not directed or controlled by any external agent or pre-planning, but arises out of the RF sensing capabilities and intelligence built into the network elements. As such, it is typically very robust and able to survive and self-repair substantial damage or changes.

Spectrum Agnostic — A cognitive radio system designed to utilize a wide range of frequency bands. This is in contrast to traditional radios that are programmed to operate in fixed, specific frequencies. Spectrum-agnostic capability is beneficial since the FCC and wireless regulatory bodies around the world are in the process of opening up new spectrum, as well as reclassifying existing spectrum, to be made available for “opportunistic use” (use by cognitive radios).

TV White Spaces — TV White Spaces (TVWS) are unused TV broadcast channels, made available through the transition from analog to digital TV. In the U.S. they comprise approximately 200MHz of spectrum from the top of the VHF (Very High Frequency, 30 MHz to 300 MHz) band to the bottom of the UHF (Ultra High Frequency, 300 MHz and 3 GHz) band. In 2010, the FCC made TVWS spectrum available for unlicensed public use. TVWS have important benefits that make them highly desirable for wireless communications, including the ability to cover a greater area at a relative lower cost than typical Wi-Fi signals and non-line-of-sight performance offering the ability to penetrate obstacles such as trees, buildings, and rugged terrain. Under FCC regulation, in order to utilize this unlicensed spectrum band, devices must communicate with a database to obtain a list of currently available white space channels and ensure incumbent users are protected. The available channels may vary, depending on device type and location.

Unlicensed Frequencies — Unlicensed or license-free spectrum as it is sometimes called simply means a spectrum band that does not require operators or users to purchase a frequency use license from a national regulator (e.g., the FCC). Typically, these frequencies have rules that limit maximum transmit power and interference to ensure the band can be shared among many users. Any person or entity that uses approved equipment (which is pre-certified by the manufacturer) can put up a license-free network at any time for either private or public purposes, including commercial high speed Internet service.

USF (Universal Service Fund) — A US government program that collects money from fees on phone services to fund universal access to communications services across the United States. Among its many goals is the mandate to advance the availability of telecom services to all consumers, including those in low income, rural, insular, and high cost areas at rates that are reasonably comparable to those charged in urban areas. Funds are used to subsidize the provisioning of services to high-cost geographies and constituents that would not be economical for private industry alone to provide. On October 27, 2011, the FCC approved a six-year transfer process that would transition money from the Universal Service Fund High-Cost Program to a new $4.5 billion per year Connect America Fund for broadband Internet expansion, effectively putting an end to the USF High-Cost Fund by 2018.

Wireless Internet Service Provider (WISP) — An Internet service provider that allows users to connect to a server through a wireless connection such as Wi-Fi. WISPs provide additional services such as virtual private networking VoIP and location-based content. In the U.S., wireless networking is mainly chosen by isolated municipal Internet Service Providers and large state-wide initiatives. WISPs are more popular in rural areas, where the users may not be able to access cable and DSL wired connections for Internet access.

Wireless Spectrum — Refers to the radio portion of the electromagnetic spectrum. The radio spectrum spans a certain, limited frequency range. The range of frequencies is fixed and limited, being determined by physics. The range of frequencies with properties useful for cell phones is smaller still. Therefore, in the U.S., the FCC governs the allocation of these frequencies.

VoIP (Voice over Internet Protocol) — Refers to the communication protocols, technologies, methodologies, and transmission techniques involved in the delivery of voice communications and multimedia sessions over IP networks, such as the Internet. Using IP networks as a transmission medium is in contrast to traditional circuit transmissions used by the PSTN (Public Switched Telephone Network).

WIRELESS AIRWAVES:

From order......to chaos......and back to order again

The Pre-Smartphone Era

- Wireless carriers were allocated proprietary swaths of contiguous airwaves.
- Devices were used primarily for making phone calls.
- Wireless capacity far exceeded demand.
- Carriers had no problem managing their networks.

The Smartphone Era

- Proliferation of data-centric smartphones and tablets crowds the airwaves.
- Devices are used primarily for bandwidth-heavy apps like audio streaming, video downloads and cloud services.
- Wireless capacity is being eclipsed by demand.
- Carriers forced to use WiFi offload, femtocells & channel hopping to maintain services.

The xG Technology Era

- xG's cognitive radio solution extracts additional capacity from crowded airwaves.
- Enables use of previously unusable spectrum bandwidth as well as optimizing existing spectrum.
- Allows providers to manage network demand and deliver new services to their customers.
- Technology is frequency, carrier, market & device agnostic.

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PROSPECTUS

October 20, 2014